Registration No.  333-105448
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 2 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 733

B.   Name of depositor:

                     FIRST TRUST PORTFOLIOS L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                           Copy to:
     JAMES A. BOWEN                        ERIC F. FESS
     c/o First Trust Portfolios L.P.       c/o Chapman and Cutler
     1001 Warrenville Road                 111 West Monroe Street
     Lisle, Illinois  60532                Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on June 30, 2003 at 2:00 p.m. pursuant to Rule 487.

                ________________________________


              The Dow(sm) Dividend And Repurchase Target 10
                   Portfolio, 3rd Quarter 2003 Series
        The Dow(sm) Target 5 Portfolio, 3rd Quarter 2003 Series
           Global Target 15 Portfolio, 3rd Quarter 2003 Series
       The Nasdaq (R) Target 15 Portfolio, 3rd Quarter 2003 Series
          The S&P Target 10 Portfolio, 3rd Quarter 2003 Series
          The S&P Target 24 Portfolio, 3rd Quarter 2003 Series
              Target 25 Portfolio, 3rd Quarter 2003 Series
           Target Small-Cap Portfolio, 3rd Quarter 2003 Series
              Target VIP Portfolio, 3rd Quarter 2003 Series
     Target VIP Aggressive Equity Portfolio, 3rd Quarter 2003 Series Target VIP Conservative Equity Portfolio, 3rd Quarter 2003 Series
       Value Line(R) Target 25 Portfolio, 3rd Quarter 2003 Series

                                 FT 733

FT 733 is a series of a unit investment trust, the FT Series. FT 733 consists of 12 separate portfolios listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust invests in a portfolio of common stocks ("Securities") selected by applying a specialized strategy. The objective of each Trust is to provide the potential for an above-average total return.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             FIRST TRUST (R)

                             1-800-621-9533


              The date of this prospectus is June 30, 2003

                                Table of Contents

Summary of Essential Information                         3
Fee Table                                                7
Report of Independent Auditors                          10
Statements of Net Assets                                11
Schedules of Investments                                15
The FT Series                                           32
Portfolios                                              32
Risk Factors                                            37
Hypothetical Performance Information                    40
Public Offering                                         44
Distribution of Units                                   46
The Sponsor's Profits                                   47
The Secondary Market                                    47
How We Purchase Units                                   47
Expenses and Charges                                    47
Tax Status                                              48
Retirement Plans                                        51
Rights of Unit Holders                                  51
Income and Capital Distributions                        51
Redeeming Your Units                                    52
Investing in a New Trust                                53
Removing Securities from a Trust                        54
Amending or Terminating the Indenture                   54
Information on the Sponsor, Trustee and Evaluator       55
Other Information                                       56

                     Summary of Essential Information

                                 FT 733


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2003


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   JPMorgan Chase Bank
                 Evaluator:   First Trust Advisors L.P.

                                                                        The Dow(sm)
                                                                        DART 10          The Dow(sm)           Global
                                                                        Portfolio, 3rd   Target 5              Target 15
                                                                        Quarter 2003     Portfolio, 3rd        Portfolio, 3rd
                                                                        Series           Quarter 2003 Series   Quarter 2003 Series
                                                                        ____________     ___________________   ___________________
Initial Number of Units (1)                                                  14,995           14,999               14,912
Fractional Undivided Interest in the Trust per Unit (1)                    1/14,995         1/14,999             1/14,912
Public Offering Price:
   Aggregate Offering Price Evaluation of Securities per Unit (2)        $    9.900       $    9.900           $    9.900
   Maximum Sales Charge of 2.95% of the Public Offering Price per Unit
      (2.980% of the net amount invested, exclusive of the deferred
       sales charge and creation and development fee) (3)                $     .295       $     .295           $     .295
   Less Deferred Sales Charge per Unit                                   $    (.145)      $    (.145)          $    (.145)
   Less Creation and Development Fee per Unit                            $    (.050)      $    (.050)          $    (.050)
Public Offering Price per Unit (4)                                       $   10.000       $   10.000           $   10.000
Sponsor's Initial Repurchase Price per Unit (5)                          $    9.755       $    9.755           $    9.755
Redemption Price per Unit (based on aggregate underlying
     value of Securities less the deferred sales charge) (5)             $    9.755       $    9.755           $    9.755
Estimated Net Annual Distribution per Unit (6)                           $     .373       $     .402           $     .497
Cash CUSIP Number                                                        30267M 106       30267M 148           30267M 189
Reinvestment CUSIP Number                                                30267M 114       30267M 155           30267M 197
Fee Accounts Cash CUSIP Number                                           30267M 122       30267M 163           30267M 205
Fee Accounts Reinvestment CUSIP Number                                   30267M 130       30267M 171           30267M 213
Security Code                                                                 63344            63348                63352
Ticker Symbol                                                                FTDDVX           FTDTGX               FTGLTX

First Settlement Date                                 July 3, 2003
Rollover Notification Date                            September 1, 2004
Special Redemption and Liquidation Period             September 15, 2004 to September 30, 2004
Mandatory Termination Date (7)                        September 30, 2004
Income Distribution Record Date                       Fifteenth day of June and December, commencing December 15, 2003.
Income Distribution Date (6)                          Last day of June and December, commencing December 31, 2003.

____________

See "Notes to Summary of Essential Information" on page 6.

                        Summary of Essential Information

                                 FT 733


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2003


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   JPMorgan Chase Bank
                 Evaluator:   First Trust Advisors L.P.

                                                                        The Nasdaq (R)    The S&P           The S&P
                                                                        Target 15         Target 10         Target 24
                                                                        Portfolio, 3rd    Portfolio, 3rd    Portfolio, 3rd
                                                                        Quarter 2003      Quarter 2003      Quarter 2003
                                                                        Series            Series            Series
                                                                        ____________      ____________      _____________
Initial Number of Units (1)                                                 14,998            14,996            14,993
Fractional Undivided Interest in the Trust per Unit (1)                   1/14,998          1/14,996          1/14,993
Public Offering Price:
   Aggregate Offering Price Evaluation of Securities per Unit (2)       $    9.900        $    9.900        $    9.900
   Maximum Sales Charge of 2.95% of the Public Offering Price per Unit
      (2.980% of the net amount invested, exclusive of the deferred
       sales charge and creation and development fee) (3)               $     .295        $     .295        $     .295
   Less Deferred Sales Charge per Unit                                  $    (.145)       $    (.145)       $    (.145)
   Less Creation and Development Fee per Unit                           $    (.050)       $    (.050)       $    (.050)
Public Offering Price per Unit (4)                                      $   10.000        $   10.000        $   10.000
Sponsor's Initial Repurchase Price per Unit (5)                         $    9.755        $    9.755        $    9.755
Redemption Price per Unit
   (based on aggregate underlying value of Securities
     less the deferred sales charge) (5)                                $    9.755        $    9.755        $    9.755
Estimated Net Annual Distribution per Unit (6)                          $     N.A.        $     N.A.        $     N.A.
Cash CUSIP Number                                                       30267M 544        30267M 221        30267M 262
Reinvestment CUSIP Number                                               30267M 551        30267M 239        30267M 270
Fee Accounts Cash CUSIP Number                                          30267M 569        30267M 247        30267M 288
Fee Accounts Reinvestment CUSIP Number                                  30267M 577        30267M 254        30267M 296
Security Code                                                                63356             63364             63360
Ticker Symbol                                                               FTNQTX            FTSPTX            FTSPGX

First Settlement Date                                 July 3, 2003
Rollover Notification Date                            September 1, 2004
Special Redemption and Liquidation Period             September 15, 2004 to September 30, 2004
Mandatory Termination Date (7)                        September 30, 2004
Income Distribution Record Date                       Fifteenth day of June and December, commencing December 15, 2003.
Income Distribution Date (6)                          Last day of June and December, commencing December 31, 2003.

____________

See "Notes to Summary of Essential Information" on page 6.

                      Summary of Essential Information

                                 FT 733


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2003


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   JPMorgan Chase Bank
                 Evaluator:   First Trust Advisors L.P.

                                                                        Target 25         Target Small-Cap  Target VIP
                                                                        Portfolio, 3rd    Portfolio, 3rd    Portfolio, 3rd
                                                                        Quarter 2003      Quarter 2003      Quarter 2003
                                                                        Series            Series            Series
                                                                        ____________      ____________      ____________
Initial Number of Units (1)                                                 14,998            15,003            40,007
Fractional Undivided Interest in the Trust per Unit (1)                   1/14,998          1/15,003          1/40,007
Public Offering Price:
   Aggregate Offering Price Evaluation of Securities per Unit (2)       $    9.900        $    9.900        $    9.900
   Maximum Sales Charge of 2.95% of the Public Offering Price per Unit
      (2.980% of the net amount invested, exclusive of the deferred
       sales charge and creation and development fee) (3)               $     .295        $     .295        $     .295
   Less Deferred Sales Charge per Unit                                  $    (.145)       $    (.145)       $    (.145)
   Less Creation and Development Fee per Unit                           $    (.050)       $    (.050)       $    (.050)
Public Offering Price per Unit (4)                                      $   10.000        $   10.000        $   10.000
Sponsor's Initial Repurchase Price per Unit (5)                         $    9.755        $    9.755        $    9.755
Redemption Price per Unit
   (based on aggregate underlying value of Securities
     less the deferred sales charge) (5)                                $    9.755        $    9.755        $    9.755
Estimated Net Annual Distribution per Unit (6)                          $     .270        $     N.A.        $     N.A.
Cash CUSIP Number                                                       30267M 304        30267M 346        30267M 387
Reinvestment CUSIP Number                                               30267M 312        30267M 353        30267M 395
Fee Accounts Cash CUSIP Number                                          30267M 320        30267M 361        30267M 403
Fee Accounts Reinvestment CUSIP Number                                  30267M 338        30267M 379        30267M 411
Security Code                                                                63316             63320             63324
Ticker Symbol                                                               FTTGTX            FTTSCX            FTGVPX

First Settlement Date                                 July 3, 2003
Rollover Notification Date                            September 1, 2004
Special Redemption and Liquidation Period             September 15, 2004 to September 30, 2004
Mandatory Termination Date (7)                        September 30, 2004
Income Distribution Record Date                       Fifteenth day of June and December, commencing December 15, 2003.
Income Distribution Date (6)                          Last day of June and December, commencing December 31, 2003.

____________

See "Notes to Summary of Essential Information" on page 6.

                      Summary of Essential Information

                                 FT 733

 At the Opening of Business on the Initial Date of Deposit-June 30, 2003


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   JPMorgan Chase Bank
                 Evaluator:   First Trust Advisors L.P.

                                                                                          Target VIP
                                                                        Target VIP        Conservative      Value Line (R)
                                                                        Aggressive Equity Equity            Target 25
                                                                        Portfolio, 3rd    Portfolio, 3rd    Portfolio, 3rd
                                                                        Quarter 2003      Quarter 2003      Quarter 2003
                                                                        Series            Series            Series
                                                                        ____________      ____________      ____________
Initial Number of Units (1)                                                 39,993            39,993            15,029
Fractional Undivided Interest in the Trust per Unit (1)                   1/39,993          1/39,993          1/15,029
Public Offering Price:
   Aggregate Offering Price Evaluation of Securities per Unit (2)       $    9.900        $    9.900        $    9.900
   Maximum Sales Charge of 2.95% of the Public Offering Price per Unit
      (2.980% of the net amount invested, exclusive of the deferred
       sales charge and creation and development fee) (3)               $     .295        $     .295        $     .295
   Less Deferred Sales Charge per Unit                                  $    (.145)       $    (.145)       $   (.145)
   Less Creation and Development Fee per Unit                           $    (.050)       $    (.050)       $   (.050)
Public Offering Price per Unit (4)                                      $   10.000        $   10.000        $   10.000
Sponsor's Initial Repurchase Price per Unit (5)                         $    9.755        $    9.755        $    9.755
Redemption Price per Unit
   (based on aggregate underlying value of Securities
     less the deferred sales charge) (5)                                $    9.755        $    9.755        $    9.755
Estimated Net Annual Distribution per Unit (6)                          $     N.A.        $     N.A.        $     N.A.
Cash CUSIP Number                                                       30267M 429        30267M 460        30267M 502
Reinvestment CUSIP Number                                               30267M 437        30267M 478        30267M 510
Fee Accounts Cash CUSIP Number                                          30267M 445        30267M 486        30267M 528
Fee Accounts Reinvestment CUSIP Number                                  30267M 452        30267M 494        30267M 536
Security Code                                                                63328             63332             63336
Ticker Symbol                                                               FTAVPX            FTCVPX            FTVLTX

First Settlement Date                                 July 3, 2003
Rollover Notification Date                            September 1, 2004
Special Redemption and Liquidation Period             September 15, 2004 to September 30, 2004
Mandatory Termination Date (7)                        September 30, 2004
Income Distribution Record Date                       Fifteenth day of June and December, commencing December 15, 2003.
Income Distribution Date (6)                          Last day of June and December, commencing December 31, 2003.

____________

                NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1) As of the close of business on July 1, 2003, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) Each listed Security is valued at its last closing sale price on the relevant stock exchange on the business day prior to the Initial Date of Deposit. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price on such date. The value of foreign Securities trading in non-U.S. currencies is determined by converting the value of such Securities to their U.S. dollar equivalent based on the offering side of the currency exchange rate for the currency in which a Security is generally denominated at the Evaluation Time on the business day prior to the Initial Date of Deposit. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(3) The maximum sales charge consists of an initial sales charge, a deferred sales charge and the creation and development fee. See "Fee Table" and "Public Offering."

(4) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(5) During the initial offering period the Sponsor's Initial Repurchase Price per Unit and Redemption Price per Unit will include the creation and development fee and estimated organization costs per Unit set forth under "Fee Table." After the initial offering period, the Sponsor's Initial Repurchase Price per Unit and Redemption Price per Unit will not include such creation and development fee and estimated organization costs. See "Redeeming Your Units."

(6) The actual net annual distribution per Unit you receive will vary from that set forth above with changes in a Trust's fees and expenses, dividends received, currency exchange rates, foreign withholding and with the sale of Securities. See "Fee Table" and "Expenses and Charges." Dividend yield was not a selection criterion for The Nasdaq (R) Target 15 Portfolio, The S&P Target 10 Portfolio, The S&P Target 24 Portfolio, the Target Small-Cap Portfolio, the Target VIP Portfolio, the Target VIP Aggressive Equity Portfolio, the Target VIP Conservative Equity Portfolio or the Value Line (R) Target 25 Portfolio. At the rollover date for Rollover Unit holders or upon termination of a Trust for Remaining Unit holders, amounts in the Income Account (which consist of dividends on the Securities) will be included in amounts distributed to Unit holders. The Trustee will distribute money from the Capital Account monthly on the last day of each month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account as part of the final liquidation distribution.

(7) See "Amending or Terminating the Indenture."

                                    Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public
Offering" and "Expenses and Charges." Although the Trusts have a term of approximately 15 months and are unit investment trusts rather than mutual funds, this information allows you to compare fees.

                                                                      The Dow(sm)         The Dow(sm) Target 5 Global
                                                                      DART 10 Portfolio   Portfolio            Target 15 Portfolio
                                                                      3rd Quarter 2003    3rd Quarter 2003     3rd Quarter 2003
                                                                      Series              Series               Series
                                                                      __________________  __________________   __________________
                                                                                 Amount              Amount             Amount
                                                                                 per Unit            per Unit           per Unit
                                                                                 ________            ________           ________
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge
   Initial sales charge                                               1.00%(a)   $.100    1.00%(a)   $.100    1.00%(a)   $.100
   Deferred sales charge                                              1.45%(b)   $.145    1.45%(b)   $.145    1.45%(b)   $.145
   Creation and development fee                                       0.50%(c)   $.050    0.50%(c)   $.050    0.50%(c)   $.050
                                                                      ________   _____    ________   _____    ________   _____
Maximum Sales Charge (including creation and development fee)         2.95%      $.295    2.95%      $.295    2.95%      $.295
                                                                      ========   =====    ========   =====    ========   =====

Organization Costs (as a percentage of public offering price)
   Estimated organization costs                                       .290%(d)   $.0290   .290%(d)   $.0290   .290%(d)   $.0290
                                                                      ========   ======   ========   ======   ========   ======

Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
   Portfolio supervision, bookkeeping, administrative
      and evaluation fees                                             .060%      $.0060   .060%      $.0060   .060%      $.0060
   Trustee's fee and other operating expenses                         .127%(f)   $.0127   .127%(f)   $.0127   .196%(f)   $.0196
                                                                      ________   ______   ________   ______   ________   ______
Total                                                                 .187%      $.0187   .187%      $.0187   .256%      $.0256
                                                                      ========   ======   ========   ======   ========   ======

                                                                      The Nasdaq (R)       The S&P Target 10    The S&P Target 24
                                                                      Target 15 Portfolio  Portfolio            Portfolio
                                                                      3rd Quarter 2003     3rd Quarter 2003     3rd Quarter 2003
                                                                      Series               Series               Series
                                                                      __________________   __________________   __________________
                                                                                 Amount               Amount             Amount
                                                                                 per Unit             per Unit           per Unit
                                                                                 ________             ________           ________
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge
   Initial sales charge                                               1.00%(a)   $.100     1.00%(a)   $.100     1.00%(a) $.100
   Deferred sales charge                                              1.45%(b)   $.145     1.45%(b)   $.145     1.45%(b) $.145
   Creation and development fee                                       0.50%(c)   $.050     0.50%(c)   $.050     0.50%(c) $.050
                                                                      ________   _____     ________   _____     ________ _____
Maximum Sales Charge (including creation and development fee)         2.95%      $.295     2.95%      $.295     2.95%    $.295
                                                                      ========   =====     ========   =====     ======== =====

Organization Costs (as a percentage of public offering price)
   Estimated organization costs                                       .290%(d)   $.0290    .290%(d)   $.0290    .290%(d) $.0290
                                                                      ========   ======    ========   ======    ======== ======

Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
   Portfolio supervision, bookkeeping, administrative
      and evaluation fees                                             .060%      $.0060    .060%      $.0060    .060%    $.0060
   Trustee's fee and other operating expenses                         .147%(f)   $.0147    .157%(f)   $.0157    .157%(f) $.0157
                                                                      ________   ______    ________   ______    ________ ______
Total                                                                 .207%      $.0207    .217%      $.0217    .217%    $.0217
                                                                      ========   ======    ========   ======    ======== ======

                                                                      Target 25           Target Small-Cap      Target VIP
                                                                      Portfolio           Portfolio             Portfolio
                                                                      3rd Quarter 2003    3rd Quarter 2003      3rd Quarter 2003
                                                                      Series              Series                Series
                                                                      __________________  _____________________ ___________________
                                                                                Amount                 Amount             Amount
                                                                                per Unit               per Unit           per Unit
                                                                                ________               ________           ________
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge
   Initial sales charge                                               1.00%(a)  $.100     1.00%(a)     $.100    1.00%(a)  $.100
   Deferred sales charge                                              1.45%(b)  $.145     1.45%(b)     $.145    1.45%(b)  $.145
   Creation and development fee                                       0.50%(c)  $.050     0.50%(c)     $.050    0.50%(c)  $.050
                                                                      ________  _____     ________     _____    ________  _____
Maximum Sales Charge (including creation and development fee)         2.95%     $.295     2.95%        $.295    2.95%     $.295
                                                                      ========  ======    ========     ======   ========  ======
Organization Costs (as a percentage of public offering price)
   Estimated organization costs                                       .290%(d)  $.0290    .290%(d)     $.0290   .290%(d)  $.0290
                                                                      ========  ======    ========     ======   ========  ======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
   Portfolio supervision, bookkeeping, administrative
      and evaluation fees                                             .060%     $.0060    .060%        $.0060   .060%     $.0060
   Trustee's fee and other operating expenses                         .107%(f)  $.0107    .107%(f)     $.0107   .312%(f)  $.0312
                                                                      ________  ______    ________     ______   ________  ______
Total                                                                 .167%     $.0167    .167%        $.0167   .372%     $.0372
                                                                      ========  ======    ========     ======   ========  ======

                                                                      Target VIP          Target VIP            Value Line(R)
                                                                      Aggressive Equity   Conservative Equity   Target 25
                                                                      Portfolio           Portfolio             Portfolio
                                                                      3rd Quarter 2003    3rd Quarter 2003      3rd Quarter 2003
                                                                      Series              Series                Series
                                                                      __________________  ____________________  ________________
                                                                                Amount                 Amount             Amount
                                                                                per Unit               per Unit           per Unit
                                                                                ________               ________           ________
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge
   Initial sales charge                                               1.00%(a)  $.100     1.00%(a)     $.100    1.00%(a)  $.100
   Deferred sales charge                                              1.45%(b)  $.145     1.45%(b)     $.145    1.45%(b)  $.145
   Creation and development fee                                       0.50%(c)  $.050     0.50%(c)     $.050    0.50%(c)  $.050
                                                                      ________  _____     ________     ______   ________  ______
Maximum Sales Charge (including creation and development fee)         2.95%     $.295     2.95%        $.295    2.95%     $.295
                                                                      ========  =====     ========     ======   ========  ======
Organization Costs (as a percentage of public offering price)
   Estimated organization costs                                       .290%(d)  $.0290    .290%(d)     $.0290   .290%(d)  $.0290
                                                                      ========  ======    ========     ======   ========  ======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
   Portfolio supervision, bookkeeping, administrative
      and evaluation fees                                             .060%     $.0060    .060%        $.0060   .060%     $.0060
   Trustee's fee and other operating expenses                         .281%(f)  $.0281    .261%(f)     $.0261   .207%(f)  $.0207
                                                                      ________  ______    ________     ______   ________  ______
Total                                                                 .341%     $.0341    .321%        $.0321   .267%     $.0267
                                                                      ========  ======    ========     ======   ========  ======

                                 Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust for the periods shown and then sell your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that a Trust's operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs would be:

                                                                           1 Year    3 Years     5 Years    10 Years
                                                                           ______    _______     _______    ________
The Dow(sm) DART 10 Portfolio, 3rd Quarter 2003 Series                     $343      $842        $1,367     $2,804
The Dow(sm) Target 5 Portfolio, 3rd Quarter 2003 Series                     343       842         1,367      2,804
Global Target 15 Portfolio, 3rd Quarter 2003 Series                         350       863         1,402      2,872
The Nasdaq (R) Target 15 Portfolio, 3rd Quarter 2003 Series                 345       848         1,377      2,824
The S&P Target 10 Portfolio, 3rd Quarter 2003 Series                        346       851         1,382      2,834
The S&P Target 24 Portfolio, 3rd Quarter 2003 Series                        346       851         1,382      2,834
Target 25 Portfolio, 3rd Quarter 2003 Series                                341       836         1,358      2,784
Target Small-Cap Portfolio, 3rd Quarter 2003 Series                         341       836         1,358      2,784
Target VIP Portfolio, 3rd Quarter 2003 Series                               361       897         1,459      2,985
Target VIP Aggressive Equity Portfolio, 3rd Quarter 2003 Series             358       888         1,444      2,955
Target VIP Conservative Equity Portfolio, 3rd Quarter 2003 Series           356       882         1,434      2,936
Value Line(R) Target 25 Portfolio, 3rd Quarter 2003 Series                  351       866         1,407      2,883

The example assumes that the principal amount and distributions are rolled annually into a New Trust, and you are subject to a reduced transactional sales charge.

_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 2.95% and the sum of any remaining deferred sales charge and creation and development fee.

(b) The deferred sales charge is a fixed dollar amount equal to $.145 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing October 20, 2003.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trusts. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period which is expected to be approximately 90 days from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%.

(d) Estimated organization costs will be deducted from the assets of each Trust at the end of the initial offering period.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses for certain Trusts include estimated per Unit costs associated with a license fee as described in "Expenses and Charges," but do not include brokerage costs and other portfolio transaction fees for any of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

                         Report of Independent Auditors

The Sponsor, First Trust Portfolios L.P., and Unit Holders
FT 733


We have audited the accompanying statements of net assets, including the schedules of investments, of FT 733, comprising The Dow(sm) Dividend And Repurchase Target 10 Portfolio, 3rd Quarter 2003 Series; The Dow(sm) Target 5 Portfolio, 3rd Quarter 2003 Series; Global Target 15 Portfolio, 3rd Quarter 2003 Series; The Nasdaq (R) Target 15 Portfolio, 3rd Quarter 2003 Series; The S&P Target 10 Portfolio, 3rd Quarter 2003 Series; The S&P Target 24 Portfolio, 3rd Quarter 2003 Series; Target 25 Portfolio, 3rd Quarter 2003 Series, Target Small-Cap Portfolio, 3rd Quarter 2003 Series; Target VIP Portfolio, 3rd Quarter 2003 Series; Target VIP Aggressive Equity Portfolio, 3rd Quarter 2003 Series; Target VIP Conservative Equity Portfolio, 3rd Quarter 2003 Series and Value Line(R) Target 25 Portfolio, 3rd Quarter 2003 Series (collectively, the "Trusts"), as of the opening of business on June 30, 2003 (Initial Date of Deposit). These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the irrevocable letter of credit held by JPMorgan Chase Bank, the Trustee, and allocated among the Trusts for the purchase of Securities, as shown in the statements of net assets, as of the opening of business on June 30, 2003, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trusts' Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audits of the statements of net assets provide a reasonable basis for our opinion.

In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 733, comprising The Dow(sm) Dividend And Repurchase Target 10 Portfolio, 3rd Quarter 2003 Series; The Dow(sm) Target 5 Portfolio, 3rd Quarter 2003 Series; Global Target 15 Portfolio, 3rd Quarter 2003 Series; The Nasdaq
(R) Target 15 Portfolio, 3rd Quarter 2003 Series; The S&P Target 10 Portfolio, 3rd Quarter 2003 Series; The S&P Target 24 Portfolio, 3rd Quarter 2003 Series; Target 25 Portfolio, 3rd Quarter 2003 Series, Target Small-Cap Portfolio, 3rd Quarter 2003 Series; Target VIP Portfolio, 3rd Quarter 2003 Series; Target VIP Aggressive Equity Portfolio, 3rd Quarter 2003 Series; Target VIP Conservative Equity Portfolio, 3rd Quarter 2003 Series and Value Line(R) Target 25 Portfolio, 3rd Quarter 2003 Series at the opening of business on June 30, 2003 (Initial Date of Deposit) in conformity with accounting principles generally accepted in the United States of America.




DELOITTE & TOUCHE LLP


Chicago, Illinois
June 30, 2003

                            Statements of Net Assets

                                 FT 733


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2003


                                                                                       The Dow(sm)
                                                                    The Dow(sm)        Target 5             Global Target 15
                                                                    DART 10 Portfolio  Portfolio            Portfolio
                                                                    3rd Quarter        3rd Quarter          3rd Quarter
                                                                    2003 Series        2003 Series          2003 Series
                                                                    _____________      _____________        _____________
NET ASSETS
Investment in Securities represented by purchase contracts (1)(2)   $148,453           $148,487             $147,631
Less liability for reimbursement to Sponsor
   for organization costs (3)                                           (435)              (435)                (432)
Less liability for deferred sales charge (4)                          (2,174)            (2,175)              (2,162)
Less liability for creation and development fee (5)                     (750)              (750)                (746)
                                                                    ________           ________             ________
Net assets                                                          $145,094           $145,127             $144,291
                                                                    ========           ========             ========
Units outstanding                                                     14,995             14,999               14,912

ANALYSIS OF NET ASSETS
Cost to investors (6)                                               $149,953           $149,987             $149,122
Less maximum transactional sales charge (6)                           (4,424)            (4,425)              (4,399)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                           (435)              (435)                (432)
                                                                    ________           ________             ________
Net assets                                                          $145,094           $145,127             $144,291
                                                                    ========           ========             ========

__________

See "Notes to Statements of Net Assets" on page 14.

                            Statements of Net Assets

                                 FT 733


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2003


                                                                    The Nasdaq (R)
                                                                    Target 15           The S&P Target 10   The S&P Target 24
                                                                    Portfolio           Portfolio           Portfolio
                                                                    3rd Quarter         3rd Quarter         3rd Quarter
                                                                    2003 Series         2003 Series         2003 Series
                                                                    _________           _____________       _____________
NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)  $148,484            $148,463            $148,429
Less liability for reimbursement to Sponsor
   for organization costs (3)                                           (435)               (435)               (435)
Less liability for deferred sales charge (4)                          (2,175)             (2,174)             (2,174)
Less liability for creation and development fee (5)                     (750)               (750)               (750)
                                                                    _________           ________            ________
Net assets                                                          $145,124            $145,104            $145,070
                                                                    =========           ========            ========
Units outstanding                                                     14,998              14,996              14,993

ANALYSIS OF NET ASSETS
Cost to investors (6)                                               $149,984            $149,963            $149,928
Less maximum transactional sales charge (6)                           (4,425)             (4,424)             (4,423)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                           (435)               (435)               (435)
                                                                    _________           ________            ________
Net assets                                                          $145,124            $145,104            $145,070
                                                                    =========           ========            ========

__________

See "Notes to Statements of Net Assets" on page 14.

                            Statements of Net Assets

                                 FT 733


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2003


                                                                    Target 25           Target Small-Cap    Target VIP
                                                                    Portfolio           Portfolio           Portfolio
                                                                    3rd Quarter         3rd Quarter         3rd Quarter
                                                                    2003 Series         2003 Series         2003 Series
                                                                    _____________       _____________       ____________
NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)  $148,483            $148,535            $396,067
Less liability for reimbursement to Sponsor
   for organization costs (3)                                           (435)               (435)             (1,160)
Less liability for deferred sales charge (4)                          (2,175)             (2,175)             (5,801)
Less liability for creation and development fee (5)                     (750)               (750)             (2,000)
                                                                    ________            ________            ________
Net assets                                                          $145,123            $145,175            $387,106
                                                                    ========            ========            ========
Units outstanding                                                     14,998              15,003              40,007

ANALYSIS OF NET ASSETS
Cost to investors (6)                                               $149,982            $150,036            $400,068
Less maximum transactional sales charge (6)                           (4,424)             (4,426)            (11,802)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                           (435)               (435)            (1,160)
                                                                    ________            ________            ________
Net assets                                                          $145,123            $145,175            $387,106
                                                                    ========            ========            ========

__________

See "Notes to Statements of Net Assets" on page 14.

                            Statements of Net Assets

                                 FT 733


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2003


                                                                    Target VIP          Target VIP            Value Line (R)
                                                                    Aggressive Equity   Conservative Equity   Target 25
                                                                    Portfolio, 3rd      Portfolio, 3rd        Portfolio, 3rd
                                                                    Quarter 2003 Series Quarter 2003 Series   Quarter 2003 Series
                                                                    ___________________ ___________________   ___________________
NET ASSETS
Investment in Securities represented
  by purchase contracts (1) (2)                                     $395,931            $395,933              $148,787
Less liability for reimbursement to Sponsor
   for organization costs (3)                                         (1,160)             (1,160)                 (436)
Less liability for deferred sales charge (4)                          (5,799)             (5,799)               (2,179)
Less liability for creation and development fee (5)                   (2,000)             (2,000)                 (751)
                                                                    ________            ________              ________
Net assets                                                          $386,972            $386,974              $145,421
                                                                    ========            ========              ========
Units outstanding                                                     39,993              39,993                15,029

ANALYSIS OF NET ASSETS
Cost to investors (6)                                               $399,930            $399,932              $150,290
Less maximum transactional sales charge (6)                          (11,798)            (11,798)              (4,433)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                         (1,160)             (1,160)                 (436)
                                                                    ________            ________              ________
Net assets                                                          $386,972            $386,974              $145,421
                                                                    ========            ========              ========

__________

                    NOTES TO STATEMENTS OF NET ASSETS

(1) Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) An irrevocable letter of credit for $3,300,000 issued by JPMorgan Chase Bank ($1,800,000 of which will be allocated among each of The Dow(sm) DART 10 Portfolio, 3rd Quarter 2003 Series; The Dow(sm) Target 5 Portfolio, 3rd Quarter 2003 Series; Global Target 15 Portfolio, 3rd Quarter 2003 Series; The Nasdaq (R) Target 15 Portfolio, 3rd Quarter
2003 Series; The S&P Target 10 Portfolio, 3rd Quarter 2003 Series; The S&P Target 24 Portfolio, 3rdQuarter 2003 Series; Target 25 Portfolio,
3rd Quarter 2003 Series; Target Small-Cap Portfolio, 3rd Quarter 2003 Series; and the Value Line(R) Target 25 Portfolio, 3rd Quarter 2003 Series; and $1,500,000 of which will be allocated among each of the Target VIP Portfolio, 3rd Quarter 2003 Series; the Target VIP Aggressive Equity Portfolio, 3rd Quarter 2003 Series and the Target VIP
Conservative Equity Portfolio, 3rd Quarter 2003 Series) has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. These costs have been estimated at $.0290 per Unit per Trust. A payment will be made at the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions from a Trust ($.145 per Unit), payable to the Sponsor in three approximately equal monthly installments beginning on October 20, 2003 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through December 19, 2003. If Unit holders redeem Units before December 19, 2003 they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee ($.050 per Unit for each Trust) is payable by a Trust on behalf of Unit holders out of assets of a Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) The aggregate cost to investors in a Trust includes a maximum sales charge (comprised of an initial and a deferred sales charge and the creation and development fee) computed at the rate of 2.95% of the Public Offering Price (equivalent to 2.980% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."

                             Schedule of Investments

  The Dow(sm) Dividend And Repurchase Target 10 Portfolio, 3rd Quarter
                               2003 Series
                                 FT 733


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2003


                                                                           Percentage
Number                                                                     of Aggregate  Market      Cost of        Current
of         Ticker Symbol and                                               Offering      Value per   Securities to  Dividend
Shares     Name of Issuer of Securities (1)                                Price         Share       the Trust (2)  Yield (3)
______     _______________________________________                         _________     ________    __________     ______
767        T         AT&T Corp.                                             10%          $19.35      $ 14,841       3.88%
329        MO        Altria Group, Inc.                                     10%           45.10        14,838       5.68%
355        DD        E.I. du Pont de Nemours and Company                    10%           41.83        14,850       3.35%
540        EK        Eastman Kodak Company                                  10%           27.52        14,861       6.54%
411        GM        General Motors Corporation                             10%           36.11        14,841       5.54%
411        IP        International Paper Company                            10%           36.12        14,845       2.77%
288        JNJ       Johnson & Johnson                                      10%           51.54        14,844       4.01%
243        MRK       Merck & Co., Inc.                                      10%           61.02        14,828       1.86%
438        JPM       J.P. Morgan Chase & Co. (4)                            10%           33.90        14,848       2.36%
584        SBC       SBC Communications Inc.                                10%           25.44        14,857       4.44%
                                                                          ______                     ________
                          Total Investments                                100%                      $148,453
                                                                          ======                     ========

___________

See "Notes to Schedules of Investments" on page 31.

                             Schedule of Investments

        The Dow(sm) Target 5 Portfolio, 3rd Quarter 2003 Series
                                 FT 733


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2003


                                                                           Percentage
Number                                                                     of Aggregate  Market      Cost of        Current
of         Ticker Symbol and                                               Offering      Value per   Securities to  Dividend
Shares     Name of Issuer of Securities (1)                                Price         Share       the Trust (2)  Yield (3)
______     _______________________________________                         _________     ________    __________     ______
1,535      T         AT&T Corp.                                              20%         $19.35      $ 29,702       3.88%
1,079      EK        Eastman Kodak Company                                   20%          27.52        29,694       6.54%
1,113      HON       Honeywell International Inc.                            20%          26.69        29,706       2.81%
  876      JPM       J.P. Morgan Chase & Co. (4)                             20%          33.90        29,696       4.01%
1,167      SBC       SBC Communications Inc.                                 20%          25.44        29,689       4.44%
                                                                           ______                    ________
                          Total Investments                                 100%                     $148,487
                                                                           ======                    ========

___________

See "Notes to Schedules of Investments" on page 31.

                             Schedule of Investments

           Global Target 15 Portfolio, 3rd Quarter 2003 Series
                                 FT 733


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2003


                                                                              Percentage                Cost of
Number                                                                        of Aggregate   Market     Securities  Current
of        Ticker Symbol and                                                   Offering       Value per  to the      Dividend
Shares    Name of Issuer of Securities (1)                                    Price          Share      Trust (2)   Yield (3)
______    _______________________________                                     ___________    ________   ________    ________
          DJIA COMPANIES:
          _______________
   512    T          AT&T Corp.                                                 6.71%        $19.350    $  9,907    3.88%
   360    EK         Eastman Kodak Company                                      6.71%         27.520       9,907    6.54%
   371    HON        Honeywell International Inc.                               6.71%         26.690       9,902    2.81%
   292    JPM        J.P. Morgan Chase & Co. (4)                                6.70%         33.900       9,899    4.01%
   389    SBC        SBC Communications Inc.                                    6.70%         25.440       9,896    4.44%

          FT INDEX COMPANIES:
          ___________________
 4,193    BA/ LN     BAE SYSTEMS Plc                                            6.70%          2.361       9,899    7.15%
 4,863    EMI LN     EMI Group Plc                                              6.71%          2.036       9,900    7.21%
 2,671    GKN LN     GKN Plc                                                    6.71%          3.706       9,900    5.59%
 4,915    ICI LN     Imperial Chemical Industries Plc                           6.71%          2.014       9,900    6.83%
 3,277    RTR LN     Reuters Group Plc                                          6.71%          3.021       9,901    6.07%

          HANG SENG INDEX COMPANIES:
          _________________________
 5,000    267 HK     CITIC Pacific Limited                                      6.27%          1.853       9,263    6.92%
 7,000    293 HK     Cathay Pacific Airways Limited                             6.35%          1.340       9,378    4.21%
11,000    101 HK     Hang Lung Properties Limited                               6.83%          0.917      10,083    5.59%
 8,500    66 HK      MTR Corporation Limited                                    6.79%          1.179      10,025    4.57%
 7,000    363 HK     Shanghai Industrial Holdings Limited                       6.69%          1.410       9,871    4.09%
                                                                              _______                   ________
                             Total Investments                                100.00%                   $147,631
                                                                              =======                   ========

_____________

See "Notes to Schedules of Investments" on page 31.

                             Schedule of Investments

       The Nasdaq (R) Target 15 Portfolio, 3rd Quarter 2003 Series
                                 FT 733


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2003


                                                                              Percentage                Cost of
Number                                                                        of Aggregate   Market     Securities
of        Ticker Symbol and                                                   Offering       Value per  to the
Shares    Name of Issuer of Securities (1)                                    Price          Share      Trust (2)
______    _______________________________                                     ___________    ________   ________
  166     ADBE         Adobe Systems Incorporated                               3.65%        $ 32.65    $  5,420
  129     APOL         Apollo Group, Inc. (Class A)                             5.36%          61.74       7,964
  176     CHKP         Check Point Software Technologies Ltd. (5)               2.36%          19.91       3,504
  118     CTXS         Citrix Systems, Inc.                                     1.65%          20.71       2,444
   85     DLTR         Dollar Tree Stores, Inc.                                 1.83%          31.90       2,712
  234     EBAY         eBay Inc.                                               16.13%         102.33      23,945
  105     ERTS         Electronic Arts Inc.                                     5.38%          76.13       7,994
  162     GENZ         Genzyme Corporation (General Division)                   4.69%          43.02       6,969
  119     NVDA         NVIDIA Corporation                                       1.81%          22.53       2,681
  714     NXTL         Nextel Communications, Inc. (Class A)                    8.87%          18.44      13,166
2,995     ORCL         Oracle Corporation                                      24.99%          12.39      37,108
   87     PCAR         PACCAR Inc.                                              3.96%          67.66       5,886
   69     QLGC         QLogic Corporation                                       2.24%          48.14       3,322
  188     TEVA         Teva Pharmaceutical Industries Ltd. (ADR)                7.32%          57.82      10,870
  450     YHOO         Yahoo! Inc.                                              9.76%          32.22      14,499
                                                                              ________                  _________
                            Total Investments                                 100.00%                   $148,484
                                                                              ========                  =========

___________

See "Notes to Schedules of Investments" on page 31.

                             Schedule of Investments

          The S&P Target 10 Portfolio, 3rd Quarter 2003 Series
                                 FT 733


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2003


                                                                              Percentage                Cost of
Number                                                                        of Aggregate   Market     Securities
of        Ticker Symbol and                                                   Offering       Value per  to the
Shares    Name of Issuer of Securities (1)                                    Price          Share      Trust (2)
______    _______________________________                                     ___________    ________   ________
1,770       AWE      AT&T Wireless Services Inc.                                10%          $ 8.39     $ 14,850
  219       CFC      Countrywide Financial Corporation                          10%           67.87       14,864
  797       GPS      The Gap, Inc.                                              10%           18.63       14,848
  642       HAL      Halliburton Company                                        10%           23.12       14,843
  712       HPQ      Hewlett-Packard Company                                    10%           20.86       14,852
  219       PCAR     PACCAR Inc.                                                10%           67.66       14,818
3,140       Q        Qwest Communications International Inc.                    10%            4.73       14,852
1,024       FON      Sprint Corporation (FON Group)                             10%           14.50       14,848
  773       TYC      Tyco International Ltd. (5)                                10%           19.20       14,842
1,394       XRX      Xerox Corporation                                          10%           10.65       14,846
                                                                               _____                    ________
                          Total Investments                                    100%                     $148,463
                                                                               =====                    ========

___________

See "Notes to Schedules of Investments" on page 31.

                             Schedule of Investments

          The S&P Target 24 Portfolio, 3rd Quarter 2003 Series
                                 FT 733


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2003


                                                                              Percentage                Cost of
Number                                                                        of Aggregate   Market     Securities
of        Ticker Symbol and                                                   Offering       Value per  to the
Shares    Name of Issuer of Securities (1)                                    Price          Share      Trust (2)
______    _______________________________                                     ___________    ________   ________
   91       MMM      3M Company                                                 7.88%        $128.61    $ 11,704
   51       AT       ALLTEL Corporation                                         1.68%          48.79       2,488
  226       MO       Altria Group, Inc.                                         6.87%          45.10      10,193
   94       BUD      Anheuser-Busch Companies, Inc.                             3.23%          50.98       4,792
   41       APOL     Apollo Group, Inc. (Class A)                               1.71%          61.74       2,531
   47       BCR      C.R. Bard, Inc.                                            2.26%          71.27       3,350
  228       BDX      Becton, Dickinson and Company                              5.91%          38.50       8,778
    7       BR       Burlington Resources Inc.                                  0.25%          53.85         377
   24       CTL      CenturyTel, Inc.                                           0.56%          34.70         833
1,441       CSCO     Cisco Systems, Inc.                                       16.48%          16.98      24,468
   33       CTXS     Citrix Systems, Inc.                                       0.46%          20.71         683
   61       CL       Colgate-Palmolive Company                                  2.37%          57.68       3,519
  234       XOM      Exxon Mobil Corporation                                    5.73%          36.37       8,511
  100       FII      Federated Investors, Inc. (Class B)                        1.86%          27.55       2,755
  271       GDT      Guidant Corporation                                        8.13%          44.51      12,062
   41       HRB      H&R Block, Inc.                                            1.17%          42.30       1,734
   82       IGT      International Game Technology                              5.61%         101.53       8,325
   47       KBH      KB HOME                                                    2.00%          63.32       2,976
  486       MMC      Marsh & McLennan Companies, Inc.                          16.94%          51.73      25,141
  160       NXTL     Nextel Communications, Inc. (Class A)                      1.99%          18.44       2,950
  140       NFB      North Fork Bancorporation, Inc.                            3.24%          34.35       4,809
   13       OXY      Occidental Petroleum Corporation                           0.29%          33.45         435
  164       RSH      RadioShack Corporation                                     2.88%          26.06       4,274
   26       WAT      Waters Corporation                                         0.50%          28.51         741
                                                                              ________                  ________
                          Total Investments                                   100.00%                   $148,429
                                                                              ========                  ========

___________

See "Notes to Schedules of Investments" on page 31.

                             Schedule of Investments

              Target 25 Portfolio, 3rd Quarter 2003 Series
                                 FT 733


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2003


                                                                              Percentage                Cost of
Number                                                                        of Aggregate   Market     Securities
of        Ticker Symbol and                                                   Offering       Value per  to the
Shares    Name of Issuer of Securities (1)                                    Price          Share      Trust (2)
______    _______________________________                                     ___________    ________   ________
123       AVY      Avery Dennison Corporation                                   4%           $48.45     $  5,959
109       COP      ConocoPhillips                                               4%            54.71        5,963
825       CK       Crompton Corporation                                         4%             7.20        5,940
684       DPH      Delphi Corporation                                           4%             8.68        5,937
277       EDS      Electronic Data Systems Corporation                          4%            21.45        5,942
115       EMR      Emerson Electric Co.                                         4%            51.44        5,916
168       HSC      Harsco Corporation                                           4%            35.31        5,932
173       K        Kellogg Company                                              4%            34.33        5,939
450       LII      Lennox International Inc.                                    4%            13.19        5,936
185       MBG      Mandalay Resort Group                                        4%            32.12        5,942
246       MYG      Maytag Corporation                                           4%            24.11        5,931
213       NWL      Newell Rubbermaid Inc.                                       4%            27.88        5,938
178       OXY      Occidental Petroleum Corporation                             4%            33.45        5,954
349       JCP      J.C. Penney Company, Inc.                                    4%            17.03        5,943
157       PBI      Pitney Bowes Inc.                                            4%            37.81        5,936
321       IQW      Quebecor World Inc. (5)                                      4%            18.53        5,948
175       RYN      Rayonier Inc.                                                4%            33.86        5,926
165       RUS      Russ Berrie and Company, Inc.                                4%            36.00        5,940
178       S        Sears, Roebuck and Co.                                       4%            33.36        5,938
206       HOT      Starwood Hotels & Resorts Worldwide, Inc.                    4%            28.83        5,939
138       TIN      Temple-Inland Inc.                                           4%            42.99        5,933
347       TKR      The Timken Company                                           4%            17.13        5,944
205       UCL      Unocal Corporation                                           4%            28.92        5,929
175       VFC      V. F. Corporation                                            4%            33.97        5,945
111       WY       Weyerhaeuser Company                                         4%            53.45        5,933
                                                                              ____                      ________
                          Total Investments                                   100%                      $148,483
                                                                              =====                     ========

___________

See "Notes to Schedules of Investments" on page 31.

                             Schedule of Investments

           Target Small-Cap Portfolio, 3rd Quarter 2003 Series
                                 FT 733


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2003


                                                                              Percentage                   Cost of
Number                                                                        of Aggregate   Market        Securities
of        Ticker Symbol and                                                   Offering       Value per     to the
Shares    Name of Issuer of Securities (1)                                    Price          Share         Trust (2)
______    _______________________________                                     ___________    ________      ________
 84       ANSS     ANSYS, Inc.                                                  1.75%          $31.02        $2,606
 72       ANSI     Advanced Neuromodulation Systems, Inc.                       2.49%          51.37          3,699
280       AGI      Alliance Gaming Corporation                                  3.58%          19.00          5,320
 96       AHMH     American Home Mortgage Holdings, Inc.                        1.19%          18.47          1,773
182       CRK      Comstock Resources, Inc.                                     1.61%          13.12          2,388
177       COO      The Cooper Companies, Inc.                                   4.12%          34.56          6,117
199       CXW      Corrections Corporation of America                           3.35%          25.00          4,975
128       CYBX     Cyberonics, Inc.                                             1.84%          21.35          2,733
116       DNEX     Dionex Corporation                                           3.07%          39.36          4,566
 72       ESE      ESCO Technologies Inc.                                       2.16%          44.52          3,206
174       ENZ      Enzo Biochem, Inc.                                           2.59%          22.12          3,849
160       ESPD     eSPEED, Inc. (Class A)                                       2.09%          19.38          3,101
194       FLIR     FLIR Systems, Inc.                                           3.98%          30.45          5,907
128       GTRC     Guitar Center, Inc.                                          2.53%          29.38          3,761
 72       BLUD     Immucor, Inc.                                                1.05%          21.70          1,562
 74       KSWS     K-Swiss Inc. (Class A)                                       1.74%          35.01          2,591
 62       KNSY     Kensey Nash Corporation                                      1.08%          25.81          1,600
110       KRON     Kronos Incorporated                                          3.64%          49.19          5,411
104       LFG      LandAmerica Financial Group, Inc.                            3.34%          47.70          4,961
596       LOOK     LookSmart, Ltd.                                              1.05%           2.61          1,556
283       MVSN     Macrovision Corporation                                      3.86%          20.25          5,731
196       LAVA     Magma Design Automation, Inc.                                2.34%          17.70          3,469
243       MVK      Maverick Tube Corporation                                    3.10%          18.94          4,602
 79       NWRE     Neoware Systems, Inc.                                        0.80%          15.05          1,189
440       OMM      OMI Corporation                                              1.87%           6.31          2,776
132       ODSY     Odyssey Healthcare, Inc.                                     3.18%          35.75          4,719
192       POG      Patina Oil & Gas Corporation                                 4.15%          32.10          6,163
254       ROL      Rollins, Inc.                                                3.27%          19.10          4,851
225       SRNA     SERENA Software, Inc.                                        3.21%          21.20          4,770
 86       SHRP     Sharper Image Corporation                                    1.56%          27.00          2,322
 95       SHFL     Shuffle Master, Inc.                                         1.84%          28.75          2,731
 96       STC      Stewart Information Services Corporation                     1.84%          28.41          2,727
136       SYNA     Synaptics Incorporated                                       1.22%          13.38          1,820
308       THOR     Thoratec Corporation                                         2.96%          14.30          4,404
139       TTC      The Toro Company                                             3.76%          40.15          5,581
177       TRMB     Trimble Navigation Limited                                   2.81%          23.59          4,175
226       TUES     Tuesday Morning Corporation                                  3.95%          25.94          5,863
111       UNFI     United Natural Foods, Inc.                                   2.14%          28.67          3,182
 43       WSFS     WSFS Financial Corporation                                   1.11%          38.32          1,648
117       GB       Wilson Greatbatch Technologies, Inc.                         2.78%          35.30          4,130
                                                                              _______                      _________
                             Total Investments                                100.00%                      $148,535
                                                                              =======                      =========

___________

See "Notes to Schedules of Investments" on page 31.

                             Schedule of Investments

              Target VIP Portfolio, 3rd Quarter 2003 Series
                                 FT 733


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2003

                                                                              Percentage                Cost of
Number                                                                        of Aggregate   Market     Securities
of        Ticker Symbol and                                                   Offering       Value per  to the
Shares    Name of Issuer of Securities (1)                                    Price          Share      Trust (2)
______    _______________________________                                     ___________    ________   ________
          The Dow(sm) DART 5 Strategy Stocks (16.67%):
          ____________________________________
682       T           AT&T Corp.                                                3.33%        $ 19.35    $ 13,197
293       MO          Altria Group, Inc.                                        3.34%          45.10      13,214
480       EK          Eastman Kodak Company                                     3.34%          27.52      13,210
365       IP          International Paper Company                               3.33%          36.12      13,184
519       SBC         SBC Communications Inc.                                   3.33%          25.44      13,203

          European Target 20 Strategy Stocks (16.61%):
          ____________________________________
173       AABA NA     ABN AMRO Holding N.V.                                     0.84%          19.13       3,309
471       AV/ LN      Aviva Plc                                                 0.83%           7.00       3,297
442       BARC LN     Barclays Plc                                              0.83%           7.46       3,297
142       BAY GY      Bayer AG                                                  0.83%          23.25       3,302
288       BATS LN     British American Tobacco Plc                              0.83%          11.44       3,295
 96       DCX GY      DaimlerChrysler AG                                        0.83%          34.28       3,291
 13       ELEB BB     Electrabel S.A.                                           0.82%         250.91       3,262
528       ENEL IM     Enel SpA                                                  0.83%           6.25       3,300
216       ENI IM      Eni SpA                                                   0.83%          15.25       3,295
187       FORA NA     Fortis                                                    0.83%          17.63       3,297
278       HSBA LN     HSBC Holdings Plc                                         0.83%          11.87       3,300
187       INGA NA     ING Groep N.V.                                            0.83%          17.64       3,299
 84       KBC BB      KBC Bankverzekeringsholding                               0.84%          39.39       3,308
462       LLOY LN     Lloyds TSB Group Plc                                      0.83%           7.15       3,303
490       NGT LN      National Grid Transco Plc                                 0.83%           6.74       3,301
681       NDA SS      Nordea AB                                                 0.83%           4.85       3,301
542       PRU LN      Prudential Plc                                            0.83%           6.09       3,302
268       STAN LN     Standard Chartered Plc                                    0.83%          12.31       3,299
390       STL NO      Statoil ASA                                               0.83%           8.46       3,298
207       SZE FP      Suez S.A.                                                 0.83%          15.94       3,299

          The Nasdaq(R) Target 15 Strategy Stocks (16.69%):
          __________________________________________
 74       ADBE        Adobe Systems Incorporated                                0.61%          32.65       2,416
 57       APOL        Apollo Group, Inc. (Class A)                              0.89%          61.74       3,519
 78       CHKP        Check Point Software Technologies Ltd. (5)                0.39%          19.91       1,553
 52       CTXS        Citrix Systems, Inc.                                      0.27%          20.71       1,077
 38       DLTR        Dollar Tree Stores, Inc.                                  0.31%          31.90       1,212
104       EBAY        eBay Inc.                                                 2.69%         102.33      10,642
 47       ERTS        Electronic Arts Inc.                                      0.90%          76.13       3,578
 72       GENZ        Genzyme Corporation (General Division)                    0.78%          43.02       3,097
 53       NVDA        NVIDIA Corporation                                        0.30%          22.53       1,194
317       NXTL        Nextel Communications, Inc. (Class A)                     1.48%          18.44       5,845
1,331     ORCL        Oracle Corporation                                        4.16%          12.39      16,491
 39       PCAR        PACCAR Inc.                                               0.67%          67.66       2,639
 31       QLGC        QLogic Corporation                                        0.38%          48.14       1,492
 84       TEVA        Teva Pharmaceutical Industries Ltd. (ADR)                 1.23%          57.82       4,857
200       YHOO        Yahoo! Inc.                                               1.63%          32.22       6,444

                        Schedule of Investments (cont'd.)

              Target VIP Portfolio, 3rd Quarter 2003 Series
                                 FT 733


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2003


Number                                                                              Percentage         Market    Cost of
of        Ticker Symbol and Name of                                                 of Aggregate     Value       Securities to
Shares    Issuer of Securities (1)                                                  Offering Price    per Share  the Trust (2)
______    _______________________________                                           ____________     _________   ____________
          The S&P Target 24 Strategy Stocks (16.67%):
          ____________________________________
 41       MMM         3M Company                                                      1.33%          $128.61     $  5,273
 23       AT          ALLTEL Corporation                                              0.28%            48.79        1,122
100       MO          Altria Group, Inc.                                              1.14%            45.10        4,510
 42       BUD         Anheuser-Busch Companies, Inc.                                  0.54%            50.98        2,141
 18       APOL        Apollo Group, Inc. (Class A)                                    0.28%            61.74        1,111
 21       BCR         C.R. Bard, Inc.                                                 0.38%            71.27        1,497
101       BDX         Becton, Dickinson and Company                                   0.98%            38.50        3,888
  3       BR          Burlington Resources Inc.                                       0.04%            53.85          162
 10       CTL         CenturyTel, Inc.                                                0.09%            34.70          347
640       CSCO        Cisco Systems, Inc.                                             2.74%            16.98       10,867
 15       CTXS        Citrix Systems, Inc.                                            0.08%            20.71          311
 27       CL          Colgate-Palmolive Company                                       0.39%            57.68        1,557
104       XOM         Exxon Mobil Corporation                                         0.96%            36.37        3,782
 44       FII         Federated Investors, Inc. (Class B)                             0.31%            27.55        1,212
120       GDT         Guidant Corporation                                             1.35%            44.51        5,341
 18       HRB         H&R Block, Inc.                                                 0.19%            42.30          761
 37       IGT         International Game Technology                                   0.95%           101.53        3,757
 21       KBH         KB HOME                                                         0.34%            63.32        1,330
216       MMC         Marsh & McLennan Companies, Inc.                                2.82%            51.73       11,174
 71       NXTL        Nextel Communications, Inc. (Class A)                           0.33%            18.44        1,309
 62       NFB         North Fork Bancorporation, Inc.                                 0.54%            34.35        2,130
  6       OXY         Occidental Petroleum Corporation                                0.05%            33.45          201
 73       RSH         RadioShack Corporation                                          0.48%            26.06        1,902
 11       WAT         Waters Corporation                                              0.08%            28.51          314

          Target Small-Cap Strategy Stocks (16.65%):
          ____________________________________
 37       ANSS        ANSYS, Inc.                                                     0.29%           31.02         1,148
 32       ANSI        Advanced Neuromodulation Systems, Inc.                          0.42%           51.37         1,644
125       AGI         Alliance Gaming Corporation                                     0.60%           19.00         2,375
 42       AHMH        American Home Mortgage Holdings, Inc.                           0.20%           18.47           776
 81       CRK         Comstock Resources, Inc.                                        0.27%           13.12         1,063
 78       COO         The Cooper Companies, Inc.                                      0.68%           34.56         2,696
 88       CXW         Corrections Corporation of America                              0.56%           25.00         2,200
 57       CYBX        Cyberonics, Inc.                                                0.31%           21.35         1,217
 52       DNEX        Dionex Corporation                                              0.52%           39.36         2,047
 32       ESE         ESCO Technologies Inc.                                          0.36%           44.52         1,425
 77       ENZ         Enzo Biochem, Inc.                                              0.43%           22.12         1,703
 71       ESPD        eSPEED, Inc. (Class A)                                          0.35%           19.38         1,376
 86       FLIR        FLIR Systems, Inc.                                              0.66%           30.45         2,619
 57       GTRC        Guitar Center, Inc.                                             0.42%           29.38         1,675
 32       BLUD        Immucor, Inc.                                                   0.18%           21.70           694
 33       KSWS        K-Swiss Inc. (Class A)                                          0.29%           35.01         1,155
 28       KNSY        Kensey Nash Corporation                                         0.18%           25.81           723
 49       KRON        Kronos Incorporated                                             0.61%           49.19         2,410
 46       LFG         LandAmerica Financial Group, Inc.                               0.55%           47.70         2,194
265       LOOK        LookSmart, Ltd.                                                 0.17%            2.61           692
126       MVSN        Macrovision Corporation                                         0.65%           20.25         2,551

                        Schedule of Investments (cont'd.)

              Target VIP Portfolio, 3rd Quarter 2003 Series
                                 FT 733


 At the Opening of Business on the Initial Date of Deposit-June 30, 2003


Number                                                                              Percentage       Market      Cost of
of        Ticker Symbol and Name of                                                 of Aggregate     Value       Securities to
Shares    Issuer of Securities (1)                                                  Offering Price   per Share   the Trust (2)
______    _______________________________                                           ____________     _________   ____________
          Target Small-Cap Strategy Stocks (cont'd.)
          ____________________________________
 87       LAVA        Magma Design Automation, Inc.                                   0.39%          $ 17.70     $  1,540
108       MVK         Maverick Tube Corporation                                       0.52%            18.94        2,046
 35       NWRE        Neoware Systems, Inc.                                           0.13%            15.05          527
196       OMM         OMI Corporation                                                 0.31%             6.31        1,237
 58       ODSY        Odyssey Healthcare, Inc.                                        0.52%            35.75        2,073
 85       POG         Patina Oil & Gas Corporation                                    0.69%            32.10        2,728
113       ROL         Rollins, Inc.                                                   0.54%            19.10        2,158
100       SRNA        SERENA Software, Inc.                                           0.54%            21.20        2,120
 38       SHRP        Sharper Image Corporation                                       0.26%            27.00        1,026
 42       SHFL        Shuffle Master, Inc.                                            0.30%            28.75        1,208
 43       STC         Stewart Information Services Corporation                        0.31%            28.41        1,222
 60       SYNA        Synaptics Incorporated                                          0.20%            13.38          803
137       THOR        Thoratec Corporation                                            0.49%            14.30        1,959
 62       TTC         The Toro Company                                                0.63%            40.15        2,489
 79       TRMB        Trimble Navigation Limited                                      0.47%            23.59        1,864
101       TUES        Tuesday Morning Corporation                                     0.66%            25.94        2,620
 49       UNFI        United Natural Foods, Inc.                                      0.35%            28.67        1,405
 19       WSFS        WSFS Financial Corporation                                      0.18%            38.32          728
 52       GB          Wilson Greatbatch Technologies, Inc.                            0.46%            35.30        1,836

          Value Line(R) Target 25 Strategy Stocks (16.71%):
          ____________________________________
 60       ADVP        AdvancePCS                                                      0.57%            37.69        2,261
 18       AMHC        American Healthways, Inc.                                       0.17%            36.55          658
137       APOL        Apollo Group, Inc. (Class A)                                    2.14%            61.74        8,458
 43       APPB        Applebee's International, Inc.                                  0.34%            31.28        1,345
 16       BIO         Bio-Rad Laboratories, Inc. (Class A)                            0.23%            56.15          898
 13       BSTE        Biosite Incorporated                                            0.16%            49.00          637
 35       CECO        Career Education Corporation                                    0.60%            67.85        2,375
 49       CTX         Centex Corporation                                              0.98%            79.17        3,879
 71       CKFR        CheckFree Corp.                                                 0.51%            28.33        2,011
 71       COH         Coach, Inc.                                                     0.90%            49.94        3,546
 26       FDS         FactSet Research Systems Inc.                                   0.28%            42.88        1,115
 45       GTK         GTECH Holdings Corporation                                      0.43%            37.47        1,686
 18       HOV         Hovnanian Enterprises, Inc. (Class A)                           0.28%            61.69        1,110
 20       HTCH        Hutchinson Technology Incorporated                              0.17%            33.02          660
 18       IMDC        INAMED Corporation                                              0.24%            53.54          964
 19       KSWS        K-Swiss Inc. (Class A)                                          0.17%            35.01          665
 22       MDC         M.D.C. Holdings, Inc.                                           0.27%            49.15        1,081
  6       NVR         NVR, Inc.                                                       0.63%           414.95        2,490
756       NXTL        Nextel Communications, Inc. (Class A)                           3.52%            18.44       13,941
 40       PSUN        Pacific Sunwear of California, Inc.                             0.24%            24.10          964
 29       PHS         PacifiCare Health Systems, Inc.                                 0.37%            50.00        1,450
 20       RYL         The Ryland Group, Inc.                                          0.36%            70.68        1,414
139       STJ         St. Jude Medical, Inc.                                          2.06%            58.57        8,141
 75       UTSI        UTStarcom, Inc.                                                 0.67%            35.35        2,651
157       WDC         Western Digital Corporation                                     0.42%            10.68        1,677
                                                                                    _______                      ________
                           Total Investments                                        100.00%                      $396,067
                                                                                    =======                      ========

___________

See "Notes to Schedules of Investments" on page 31.

                             Schedule of Investments

     Target VIP Aggressive Equity Portfolio, 3rd Quarter 2003 Series
                                 FT 733


 At the Opening of Business on the Initial Date of Deposit-June 30, 2003


Number                                                                             Percentage       Market      Cost of
of        Ticker Symbol and Name of                                                of Aggregate     Value       Securities to
Shares    Issuer of Securities (1)                                                 Offering Price   per Share   the Trust (2)
______    _______________________________                                          ____________     _________   ___________
          The Dow(sm) DART 10 Strategy Stocks (20.00%):
          ____________________________________
  409     T           AT&T Corp.                                                      2.00%         $19.35      $  7,914
  176     MO          Altria Group, Inc.                                              2.00%          45.10         7,938
  189     DD          E.I. du Pont de Nemours and Company                             2.00%          41.83         7,906
  288     EK          Eastman Kodak Company                                           2.00%          27.52         7,926
  219     GM          General Motors Corporation                                      2.00%          36.11         7,908
  219     IP          International Paper Company                                     2.00%          36.12         7,910
  154     JNJ         Johnson & Johnson                                               2.00%          51.54         7,937
  130     MRK         Merck & Co., Inc.                                               2.00%          61.02         7,933
  234     JPM         J.P. Morgan Chase & Co. (4)                                     2.00%          33.90         7,933
  311     SBC         SBC Communications Inc.                                         2.00%          25.44         7,912

          Global Target 15 Strategy Stocks (10.04%):
          __________________________________________
          DJIA COMPANIES:
  136     T           AT&T Corp.                                                      0.66%          19.35         2,632
   96     EK          Eastman Kodak Company                                           0.67%          27.52         2,642
   99     HON         Honeywell International Inc.                                    0.67%          26.69         2,642
   78     JPM         J.P. Morgan Chase & Co. (4)                                     0.67%          33.90         2,644
  104     SBC         SBC Communications Inc.                                         0.67%          25.44         2,646

          FT INDEX COMPANIES:
1,118     BA/ LN      BAE SYSTEMS Plc                                                 0.67%           2.36         2,640
1,297     EMI LN      EMI Group Plc                                                   0.67%           2.04         2,641
  712     GKN LN      GKN Plc                                                         0.67%           3.71         2,639
1,311     ICI LN      Imperial Chemical Industries Plc                                0.67%           2.01         2,640
  874     RTR LN      Reuters Group Plc                                               0.67%           3.02         2,640

          HANG SENG INDEX COMPANIES:
1,425     267 HK      CITIC Pacific Limited                                           0.67%           1.85         2,641
1,970     293 HK      Cathay Pacific Airways Limited                                  0.67%           1.34         2,640
2,879     101 HK      Hang Lung Properties Limited                                    0.67%           0.92         2,640
2,237     66 HK       MTR Corporation Limited                                         0.67%           1.18         2,640
1,871     363 HK      Shanghai Industrial Holdings Limited                            0.67%           1.41         2,640

          The Nasdaq(R) Target 15 Strategy Stocks (14.99%):
          __________________________________________
   67     ADBE        Adobe Systems Incorporated                                      0.55%          32.65         2,188
   52     APOL        Apollo Group, Inc. (Class A)                                    0.81%          61.74         3,210
   70     CHKP        Check Point Software Technologies Ltd. (5)                      0.35%          19.91         1,394
   47     CTXS        Citrix Systems, Inc.                                            0.25%          20.71           973
   34     DLTR        Dollar Tree Stores, Inc.                                        0.27%          31.90         1,085
   93     EBAY        eBay Inc.                                                       2.40%         102.33         9,517
   42     ERTS        Electronic Arts Inc.                                            0.81%          76.13         3,197
   65     GENZ        Genzyme Corporation (General Division)                          0.71%          43.02         2,796
   48     NVDA        NVIDIA Corporation                                              0.27%          22.53         1,081
  286     NXTL        Nextel Communications, Inc. (Class A)                           1.33%          18.44         5,274
1,198     ORCL        Oracle Corporation                                              3.75%          12.39        14,843
   35     PCAR        PACCAR Inc.                                                     0.60%          67.66         2,368
   28     QLGC        QLogic Corporation                                              0.34%          48.14         1,348
   75     TEVA        Teva Pharmaceutical Industries Ltd. (ADR)                       1.09%          57.82         4,337
  180     YHOO        Yahoo! Inc.                                                     1.46%          32.22         5,800

                        Schedule of Investments (cont'd.)

     Target VIP Aggressive Equity Portfolio, 3rd Quarter 2003 Series
                                 FT 733


 At the Opening of Business on the Initial Date of Deposit-June 30, 2003



Number                                                                              Percentage       Market      Cost of
of        Ticker Symbol and Name of                                                 of Aggregate     Value       Securities to
Shares    Issuer of Securities (1)                                                  Offering Price   per Share   the Trust (2)
______    _______________________________                                           ____________     _________   ____________
          The S&P Target 24 Strategy Stocks (30.02%):
          ____________________________________
   73     MMM         3M Company                                                      2.37%          $128.61     $  9,389
   41     AT          ALLTEL Corporation                                              0.50%            48.79        2,000
  181     MO          Altria Group, Inc.                                              2.06%            45.10        8,163
   75     BUD         Anheuser-Busch Companies, Inc.                                  0.97%            50.98        3,823
   33     APOL        Apollo Group, Inc. (Class A)                                    0.51%            61.74        2,037
   38     BCR         C.R. Bard, Inc.                                                 0.68%            71.27        2,708
  183     BDX         Becton, Dickinson and Company                                   1.78%            38.50        7,045
    6     BR          Burlington Resources Inc.                                       0.08%            53.85          323
   19     CTL         CenturyTel, Inc.                                                0.17%            34.70          659
1,152     CSCO        Cisco Systems, Inc.                                             4.94%            16.98       19,561
   26     CTXS        Citrix Systems, Inc.                                            0.14%            20.71          538
   49     CL          Colgate-Palmolive Company                                       0.71%            57.68        2,826
  187     XOM         Exxon Mobil Corporation                                         1.72%            36.37        6,801
   80     FII         Federated Investors, Inc. (Class B)                             0.56%            27.55        2,204
  216     GDT         Guidant Corporation                                             2.43%            44.51        9,614
   33     HRB         H&R Block, Inc.                                                 0.35%            42.30        1,396
   66     IGT         International Game Technology                                   1.69%           101.53        6,701
   38     KBH         KB HOME                                                         0.61%            63.32        2,406
  389     MMC         Marsh & McLennan Companies, Inc.                                5.08%            51.73       20,123
  128     NXTL        Nextel Communications, Inc. (Class A)                           0.60%            18.44        2,360
  112     NFB         North Fork Bancorporation, Inc.                                 0.97%            34.35        3,847
   11     OXY         Occidental Petroleum Corporation                                0.09%            33.45          368
  131     RSH         RadioShack Corporation                                          0.86%            26.06        3,414
   21     WAT         Waters Corporation                                              0.15%            28.51          599

          Value Line(R) Target 25 Strategy Stocks (24.95%):
          ____________________________________
   90       ADVP        AdvancePCS                                                    0.86%            37.69        3,392
   27       AMHC        American Healthways, Inc.                                     0.25%            36.55          987
  206       APOL        Apollo Group, Inc. (Class A)                                  3.21%            61.74       12,718
   64       APPB        Applebee's International, Inc.                                0.50%            31.28        2,002
   24       BIO         Bio-Rad Laboratories, Inc. (Class A)                          0.34%            56.15        1,348
   20       BSTE        Biosite Incorporated                                          0.25%            49.00          980
   53       CECO        Career Education Corporation                                  0.91%            67.85        3,596
   74       CTX         Centex Corporation                                            1.48%            79.17        5,859
  106       CKFR        CheckFree Corp.                                               0.76%            28.33        3,003
  107       COH         Coach, Inc.                                                   1.35%            49.94        5,344
   39       FDS         FactSet Research Systems Inc.                                 0.42%            42.88        1,672
   67       GTK         GTECH Holdings Corporation                                    0.63%            37.47        2,510
   27       HOV         Hovnanian Enterprises, Inc. (Class A)                         0.42%            61.69        1,666
   30       HTCH        Hutchinson Technology Incorporated                            0.25%            33.02          991
   26       IMDC        INAMED Corporation                                            0.35%            53.54        1,392
   28       KSWS        K-Swiss Inc. (Class A)                                        0.25%            35.01          980
   33       MDC         M.D.C. Holdings, Inc.                                         0.41%            49.15        1,622
    8       NVR         NVR, Inc.                                                     0.84%           414.95        3,320
1,134       NXTL        Nextel Communications, Inc. (Class A)                         5.28%            18.44       20,911
   59       PSUN        Pacific Sunwear of California, Inc.                           0.36%            24.10        1,422
   44       PHS         PacifiCare Health Systems, Inc.                               0.56%            50.00        2,200
   30       RYL         The Ryland Group, Inc.                                        0.53%            70.68        2,120
  209       STJ         St. Jude Medical, Inc.                                        3.09%            58.57       12,241
  113       UTSI        UTStarcom, Inc.                                               1.01%            35.35        3,995
  236       WDC         Western Digital Corporation                                   0.64%            10.68        2,520
                                                                                    _______                      ________
                           Total Investments                                        100.00%                      $395,931
                                                                                    =======                      ========

___________

See "Notes to Schedules of Investments" on page 31.

                             Schedule of Investments

    Target VIP Conservative Equity Portfolio, 3rd Quarter 2003 Series
                                 FT 733


 At the Opening of Business on the Initial Date of Deposit-June 30, 2003


Number                                                                             Percentage       Market      Cost of
of        Ticker Symbol and Name of                                                of Aggregate     Value       Securities to
Shares    Issuer of Securities (1)                                                 Offering Price   per Share   the Trust (2)
______    _______________________________                                          ____________     _________   ___________
          The Dow(sm) DART 10 Strategy Stocks (30.01%):
          ____________________________________________
   614    T           AT&T Corp.                                                     3.00%          $19.35      $  11,881
   263    MO          Altria Group, Inc.                                             3.00%           45.10         11,861
   284    DD          E.I. du Pont de Nemours and Company                            3.00%           41.83         11,880
   432    EK          Eastman Kodak Company                                          3.00%           27.52         11,889
   329    GM          General Motors Corporation                                     3.00%           36.11         11,880
   329    IP          International Paper Company                                    3.00%           36.12         11,883
   231    JNJ         Johnson & Johnson                                              3.01%           51.54         11,906
   195    MRK         Merck & Co., Inc.                                              3.00%           61.02         11,899
   350    JPM         J.P. Morgan Chase & Co. (4)                                    3.00%           33.90         11,865
   467    SBC         SBC Communications Inc.                                        3.00%           25.44         11,880

          Global Target 15 Strategy Stocks (10.04%):
          __________________________________________
          DJIA COMPANIES:
   136    T           AT&T Corp.                                                     0.66%           19.35         2,632
    96    EK          Eastman Kodak Company                                          0.67%           27.52         2,642
    99    HON         Honeywell International Inc.                                   0.67%           26.69         2,642
    78    JPM         J.P. Morgan Chase & Co. (4)                                    0.67%           33.90         2,644
   104    SBC         SBC Communications Inc.                                        0.67%           25.44         2,646

          FT INDEX COMPANIES:
 1,118    BA/ LN      BAE SYSTEMS Plc                                                0.67%            2.36         2,640
 1,297    EMI LN      EMI Group Plc                                                  0.67%            2.04         2,641
   712    GKN LN      GKN Plc                                                        0.67%            3.71         2,639
 1,311    ICI LN      Imperial Chemical Industries Plc                               0.67%            2.01         2,640
   874    RTR LN      Reuters Group Plc                                              0.67%            3.02         2,640

          HANG SENG INDEX COMPANIES:
 1,425    267 HK      CITIC Pacific Limited                                          0.67%            1.85         2,641
 1,970    293 HK      Cathay Pacific Airways Limited                                 0.67%            1.34         2,640
 2,879    101 HK      Hang Lung Properties Limited                                   0.67%            0.92         2,640
 2,237    66 HK       MTR Corporation Limited                                        0.67%            1.18         2,640
 1,871    363 HK      Shanghai Industrial Holdings Limited                           0.67%            1.41         2,640

          The S&P Target 24 Strategy Stocks (49.98%):
          ____________________________________
  122     MMM         3M Company                                                     3.96%          128.61        15,690
   68     AT          ALLTEL Corporation                                             0.84%           48.79         3,318
  301     MO          Altria Group, Inc.                                             3.43%           45.10        13,575
  125     BUD         Anheuser-Busch Companies, Inc.                                 1.61%           50.98         6,372
   54     APOL        Apollo Group, Inc. (Class A)                                   0.84%           61.74         3,334
   63     BCR         C.R. Bard, Inc.                                                1.13%           71.27         4,490
  304     BDX         Becton, Dickinson and Company                                  2.96%           38.50        11,704
    9     BR          Burlington Resources Inc.                                      0.12%           53.85           485
   31     CTL         CenturyTel, Inc.                                               0.27%           34.70         1,076
1,921     CSCO        Cisco Systems, Inc.                                            8.24%           16.98        32,619
   44     CTXS        Citrix Systems, Inc.                                           0.23%           20.71           911
   81     CL          Colgate-Palmolive Company                                      1.18%           57.68         4,672
  312     XOM         Exxon Mobil Corporation                                        2.87%           36.37        11,347
  133     FII         Federated Investors, Inc. (Class B)                            0.92%           27.55         3,664
  361     GDT         Guidant Corporation                                            4.06%           44.51        16,068
   55     HRB         H&R Block, Inc.                                                0.59%           42.30         2,327
  110     IGT         International Game Technology                                  2.82%           101.53       11,168
   63     KBH         KB HOME                                                        1.01%           63.32         3,989
  648     MMC         Marsh & McLennan Companies, Inc.                               8.47%           51.73        33,521
  213     NXTL        Nextel Communications, Inc. (Class A)                          0.99%           18.44         3,928
  187     NFB         North Fork Bancorporation, Inc.                                1.62%           34.35         6,423
   18     OXY         Occidental Petroleum Corporation                               0.15%           33.45           602
  218     RSH         RadioShack Corporation                                         1.43%           26.06         5,681
   34     WAT         Waters Corporation                                             0.24%           28.51           969

                        Schedule of Investments (cont'd.)

    Target VIP Conservative Equity Portfolio, 3rd Quarter 2003 Series
                                 FT 733


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2003



Number                                                                              Percentage       Market      Cost of
of        Ticker Symbol and Name of                                                 of Aggregate     Value       Securities to
Shares    Issuer of Securities (1)                                                  Offering Price   per Share   the Trust (2)
______    _______________________________                                           ____________     _________   ____________
          Value Line(R) Target 25 Strategy Stocks (9.97%):
          ____________________________________________
   36     ADVP        AdvancePCS                                                      0.34%          $37.69      $  1,357
   11     AMHC        American Healthways, Inc.                                       0.10%           36.55           402
   82     APOL        Apollo Group, Inc. (Class A)                                    1.28%           61.74         5,063
   26     APPB        Applebee's International, Inc.                                  0.20%           31.28           813
   10     BIO         Bio-Rad Laboratories, Inc. (Class A)                            0.14%           56.15           561
    8     BSTE        Biosite Incorporated                                            0.10%           49.00           392
   21     CECO        Career Education Corporation                                    0.36%           67.85         1,425
   30     CTX         Centex Corporation                                              0.60%           79.17         2,375
   42     CKFR        CheckFree Corp.                                                 0.30%           28.33         1,190
   43     COH         Coach, Inc.                                                     0.54%           49.94         2,147
   16     FDS         FactSet Research Systems Inc.                                   0.17%           42.88           686
   27     GTK         GTECH Holdings Corporation                                      0.26%           37.47         1,012
   11     HOV         Hovnanian Enterprises, Inc. (Class A)                           0.17%           61.69           679
   12     HTCH        Hutchinson Technology Incorporated                              0.10%           33.02           396
   11     IMDC        INAMED Corporation                                              0.15%           53.54           589
   11     KSWS        K-Swiss Inc. (Class A)                                          0.10%           35.01           385
   13     MDC         M.D.C. Holdings, Inc.                                           0.16%           49.15           639
    3     NVR         NVR, Inc.                                                       0.31%          414.95         1,245
  454     NXTL        Nextel Communications, Inc. (Class A)                           2.11%           18.44         8,372
   24     PSUN        Pacific Sunwear of California, Inc.                             0.15%           24.10           578
   18     PHS         PacifiCare Health Systems, Inc.                                 0.23%           50.00           900
   12     RYL         The Ryland Group, Inc.                                          0.21%           70.68           848
   84     STJ         St. Jude Medical, Inc.                                          1.24%           58.57         4,920
   45     UTSI        UTStarcom, Inc.                                                 0.40%           35.35         1,591
   94     WDC         Western Digital Corporation                                     0.25%           10.68         1,004
                                                                                    _______                      ________
                           Total Investments                                        100.00%                      $395,933
                                                                                    =======                      ========

__________________

See "Notes to Schedules of Investments" on page 31.

                             Schedule of Investments

       Value Line(R) Target 25 Portfolio, 3rd Quarter 2003 Series
                                 FT 733


                    At the Opening of Business on the
                  Initial Date of Deposit-June 30, 2003


                                                                                     Percentage
Number                                                                               of Aggregate    Market        Cost of
of           Ticker Symbol and                                                       Offering        Value per     Securities to
Shares       Name of Issuer of Securities (1)                                        Price           Share         the Trust (2)
______       _______________________________________                                 _________       _________     _________
  136        ADVP        AdvancePCS                                                    3.44%         $ 37.69       $  5,126
   41        AMHC        American Healthways, Inc.                                     1.01%           36.55          1,499
  308        APOL        Apollo Group, Inc. (Class A)                                 12.78%           61.74         19,016
   96        APPB        Applebee's International, Inc.                                2.02%           31.28          3,003
   36        BIO         Bio-Rad Laboratories, Inc. (Class A)                          1.36%           56.15          2,021
   31        BSTE        Biosite Incorporated                                          1.02%           49.00          1,519
   80        CECO        Career Education Corporation                                  3.65%           67.85          5,428
  111        CTX         Centex Corporation                                            5.91%           79.17          8,788
  159        CKFR        CheckFree Corp.                                               3.03%           28.33          4,504
  161        COH         Coach, Inc.                                                   5.40%           49.94          8,040
   58        FDS         FactSet Research Systems Inc.                                 1.67%           42.88          2,487
  101        GTK         GTECH Holdings Corporation                                    2.54%           37.47          3,784
   40        HOV         Hovnanian Enterprises, Inc. (Class A)                         1.66%           61.69          2,468
   46        HTCH        Hutchinson Technology Incorporated                            1.02%           33.02          1,519
   40        IMDC        INAMED Corporation                                            1.44%           53.54          2,142
   43        KSWS        K-Swiss Inc. (Class A)                                        1.01%           35.01          1,505
   50        MDC         M.D.C. Holdings, Inc.                                         1.65%           49.15          2,458
   13        NVR         NVR, Inc.                                                     3.63%          414.95          5,394
1,702        NXTL        Nextel Communications, Inc. (Class A)                        21.09%           18.44         31,385
   89        PSUN        Pacific Sunwear of California, Inc.                           1.44%           24.10          2,145
   66        PHS         PacifiCare Health Systems, Inc.                               2.22%           50.00          3,300
   44        RYL         The Ryland Group, Inc.                                        2.09%           70.68          3,110
  314        STJ         St. Jude Medical, Inc.                                       12.36%           58.57         18,391
  169        UTSI        UTStarcom, Inc.                                               4.02%           35.35          5,974
  354        WDC         Western Digital Corporation                                   2.54%           10.68          3,781
                                                                                    _______                        ________
                                Total Investments                                   100.00%                        $148,787
                                                                                    =======                        ========

___________

See "Notes to Schedules of Investments" on page 31.

Page 30


                    NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on June 30, 2003. Such purchase contracts are expected to settle within three business days. Each Trust has a Mandatory Termination Date of September 30, 2004.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired-generally determined by the closing sale prices of the Securities on the applicable exchange (where applicable, converted into U.S. dollars at the offer side of the exchange rate at the Evaluation Time) at the Evaluation Time on the business day prior to the Initial Date of Deposit. The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. The cost of the Securities to the Sponsor and the Sponsor's loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to a Trust) are set forth below:

                                                                 Cost of
                                                                 Securities   Profit
                                                                 to Sponsor   (Loss)
                                                                 ___________  _______
The Dow(sm) DART 10 Portfolio, 3rd Quarter 2003 Series           $149,466     $(1,013)
The Dow(sm) Target 5 Portfolio, 3rd Quarter 2003 Series           149,926      (1,439)
Global Target 15 Portfolio, 3rd Quarter 2003 Series               147,996        (365)
The Nasdaq(R) Target 15 Portfolio, 3rd Quarter 2003 Series        149,696      (1,212)
The S&P Target 10 Portfolio, 3rd Quarter 2003 Series              149,227        (764)
The S&P Target 24 Portfolio, 3rd Quarter 2003 Series              149,056        (627)
Target 25 Portfolio, 3rd Quarter 2003 Series                      148,943        (460)
Target Small-Cap Portfolio, 3rd Quarter 2003 Series               149,593      (1,058)
Target VIP Portfolio, 3rd Quarter 2003 Series                     398,720      (2,653)
Target VIP Aggressive Equity Portfolio, 3rd Quarter 2003 Series   398,707      (2,776)
Target VIP Conservative Equity Portfolio, 3rd Quarter 2003 Series 398,201      (2,268)
Value Line(R) Target 25 Portfolio, 3rd Quarter 2003 Series        150,361      (1,574)


(3) Current Dividend Yield for each Security was calculated by dividing the most recent annualized ordinary dividend declared or paid on a Security by that Security's closing sale price at the Evaluation Time on the business day prior to the Initial Date of Deposit, without consideration of foreign withholding or changes in currency exchange rates, if applicable.

(4) J.P. Morgan Chase & Co. is the parent company of JPMorgan Chase Bank, the Trustee.

(5) This Security represents the common stock of a foreign company which trades directly on a U.S. national securities exchange.

                           The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 733, consists of 12 separate portfolios set forth below:

- The Dow(sm) DART 10 Portfolio
- The Dow(sm) Target 5 Portfolio
- Global Target 15 Portfolio
- The Nasdaq Target 15 Portfolio
- The S&P Target 10 Portfolio
- The S&P Target 24 Portfolio
- Target 25 Portfolio
- Target Small-Cap Portfolio
- Target VIP Portfolio
- Target VIP Aggressive Equity Portfolio
- Target VIP Conservative Equity Portfolio
- Value Line(R) Target 25 Portfolio

Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, JPMorgan Chase Bank as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE TRUSTEE AT 1-800-682-7520.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited portfolios of common stocks with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in a Trust, or cash (including a letter of credit) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments" for each Trust), and not the percentage relationship existing on the day we are creating new Units, since the two may differ. This difference may be due to the sale, redemption or liquidation of any of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in a Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trusts pay the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for a Trust to buy Securities. If we or an affiliate of ours act as agent to a Trust we will be subject to the restrictions under the Investment
Company Act of 1940, as amended.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in a Trust. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                        Portfolios

Objectives.

When you invest in a Trust you are purchasing a quality portfolio of attractive common stocks in one convenient purchase. The objective of each Trust is to provide the potential for an above-average total return. To achieve this objective, each Trust will invest in the common stocks of companies which are selected by applying a unique specialized strategy. While the Trusts seek to provide the potential for above-average return, each follows a different investment strategy. We cannot guarantee that a Trust will achieve its objective or that a Trust will make money once expenses are deducted.

The Dow(sm) DART 10 Strategy.


The Dow(sm) Dividend and Repurchase Target ("DART") 10 Strategy selects a portfolio of Dow Jones Industrial Average ("DJIA(sm)") stocks with high dividend yields and/or high buyback ratios as a means to achieving the Strategy's investment objective. By analyzing dividend yields, the Strategy seeks to uncover stocks that may be out of favor or undervalued. More recently, many companies have turned to stock reduction programs as a tax efficient way to bolster their stock prices and reward shareholders. Companies which have reduced their shares through a share buyback program may provide a strong cash flow position and, in turn, high quality earnings. Buyback ratio is the ratio of a company's shares of common stock outstanding 12 months prior to the date of this prospectus divided by a company's shares outstanding as of the business day prior to the date of this prospectus, minus "1."


The Dow(sm) DART 10 Strategy stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the DJIA(sm) by the sum of their dividend yield and buyback ratio as of the business day prior to the date of this prospectus.

Step 2: We then select the 10 stocks with the highest combined dividend yields and buyback ratios for The Dow(sm) DART 10 Strategy.


Based on the composition of the portfolio on the Initial Date of Deposit, the Dow(sm) DART 10 Portfolio is considered a Large-Cap Blend Trust.


The Dow(sm) Target 5 Strategy.

The Dow(sm) Target 5 Strategy invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, the Strategy seeks to uncover stocks that may be out of favor or undervalued. Investing in stocks with high dividend yields may be effective in achieving the investment objective of the Trust, because regular dividends are common for established companies, and dividends have historically accounted for a large portion of the total return on stocks. The Dow(sm) Target 5 Strategy seeks to amplify this dividend yield strategy by selecting the five lowest priced stocks of the 10 highest dividend-yielding stocks in a particular index.

The Dow(sm) Target 5 Strategy stocks are determined as follows:


Step 1: We rank all 30 stocks contained in the DJIA by dividend yield as of the business day prior to the date of this prospectus.


Step 2: We then select the 10 highest dividend-yielding stocks from this group.

Step 3: From the 10 stocks selected in Step 2, we select the five stocks with the lowest per share stock price for The Dow(sm) Target 5 Strategy.


Based on the composition of the portfolio on the Initial Date of Deposit, The Dow(sm) Target 5 Portfolio is considered a Large-Cap Value Trust.


Global Target 15 Strategy.

The Global Target 15 Strategy invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, the Strategy seeks to uncover stocks that may be out of favor or undervalued. The Trust seeks to amplify this dividend yield strategy by selecting the five lowest priced stocks of the 10 highest dividend-yielding stocks in a particular index. The Global Target 15 Strategy stocks are determined as follows:


Step 1: We rank all stocks contained in the DJIA(sm), the Financial Times Industrial Ordinary Share Index ("FT Index") and the Hang Seng Index by dividend yield as of the business day prior to the date of this prospectus in the case of DJIA(sm) stocks or six business days prior to the date of this prospectus in the case of FT Index and Hang Seng Index stocks.


Step 2: We select the 10 highest dividend-yielding stocks in each respective index.

Step 3: We select the five stocks with the lowest per share stock price of the 10 highest-dividend yielding stocks in each respective index as of their respective selection date for the Global Target 15 Strategy.

Companies which, on or before their respective selection date, are subject to any of the limited circumstances which warrant removal of a Security from a Trust as described under "Removing Securities from a Trust" have been excluded from the Global Target 15 Strategy.

The Nasdaq(R) Target 15 Strategy.

The Nasdaq(R) Target 15 Strategy selects a portfolio of the 15 Nasdaq-100 Index(R) stocks with the best overall ranking on both 12- and 6-month price appreciation, return on assets and price to cash flow as a means to achieving its investment objective. The Nasdaq(R) Target 15 Strategy stocks are determined as follows:

Step 1: We select stocks which are components of the Nasdaq-100 Index(R) as of two business days prior to the date of this prospectus and numerically rank them by 12-month price appreciation (best [1] to worst [100]).

Step 2: We then numerically rank the stocks by six-month price appreciation.

Step 3: The stocks are then numerically ranked by return on assets ratio.

Step 4: We then numerically rank the stocks by the ratio of cash flow per share to stock price.

Step 5: We add up the numerical ranks achieved by each company in the above steps and select the 15 stocks with the lowest sums for The
Nasdaq(R) Target 15 Strategy.

The stocks which comprise The Nasdaq(R) Target 15 Strategy are weighted by market capitalization subject to the restriction that only whole shares are purchased and that no stock will comprise less than 1% or 25% or more of The Nasdaq(R) Target 15 Strategy portion of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.


Based on the composition of the portfolio on the Initial Date of Deposit, The Nasdaq(R) Target 15 Portfolio is considered a Large-Cap Growth Trust.


The S&P Target 10 Strategy.

The S&P Target 10 Strategy selects a portfolio of 10 of the largest Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index") stocks with the lowest price-to-sales ratios and greatest one-year price appreciation as a means to achieving its investment objective. The S&P Target 10 Strategy stocks are determined as follows:

Step 1: We select the 250 largest companies based on market capitalization which are components of the S&P 500 Index as of two business days prior to the date of this prospectus.

Step 2: From the above list, the 125 companies with the lowest price to sales ratios are selected.

Step 3: The 10 companies which had the greatest one-year stock price appreciation are selected for The S&P Target 10 Strategy.


Based on the composition of the portfolio on the Initial Date of Deposit, The S&P Target 10 Portfolio is considered a Large-Cap Value Trust.


The S&P Target 24 Strategy.

The S&P Target 24 Strategy selects a portfolio of 24 common stocks from the S&P 500 Index which are based on the following steps:

Step 1:All of the economic sectors in the S&P 500 Index are ranked by market capitalization as of two business days prior to the date of this prospectus and the eight largest sectors are selected.

Step 2:The stocks in each of those eight sectors are then ranked among their peers based on three distinct factors:

Factor 1:   Trailing four quarters' return on assets, which is net
income divided by average assets. Those stocks with high return on assets achieve better rankings.

Factor 2:   Buyback yield, which measures the percentage decrease in
common stock outstanding versus one year earlier. Those stocks with greater percentage decreases receive better rankings.

Factor 3:   Bullish interest indicator, which compares the number of
shares traded in months in which the stock price rose to the number of shares traded in months in which the stock price declined. Those stocks with a high bullish interest indicator achieve better rankings.

Step 3:The three stocks from each of the eight sectors with the highest combined ranking on these three factors are selected for The S&P Target 24 Strategy. In the event of a tie within a sector, the stock with the higher market capitalization is selected.

Each stock receives a weighting equivalent to its relative market value among the three stocks from the individual sector. The combined weight of the three stocks for a sector is equal to the sector's equivalent weighting among the eight sectors being selected from.


Based on the composition of the portfolio on the Initial Date of Deposit, The S&P Target 24 Portfolio is considered a Large-Cap Growth Trust.


Target 25 Strategy.

The Target 25 Strategy seeks to provide a combination of capital appreciation and current dividend income by adhering to a simple investment strategy. The strategy is based on these simple steps:


Step 1: We select all dividend-paying stocks listed on the NYSE (excluding financial, transportation and utility stocks, American Depositary Receipts, limited partnerships and any stock included in the DJIA(sm)) as of two business days prior to the date of this prospectus.


Step 2: We then rank the stocks from highest to lowest market capitalization, and select the 400 highest market cap stocks.

Step 3: We rank the 400 stocks from highest to lowest dividend yield, and select the 75 highest dividend-yielding stocks.

Step 4: We take the remaining 75 stocks, discard the 50 highest dividend-yielding stocks, and select the remaining 25 stocks for the Target 25 Strategy.

Target Small-Cap Strategy.

The Target Small-Cap Strategy invests in stocks with small market capitalizations which have recently exhibited certain positive financial attributes. The Target Small-Cap Strategy stocks are determined as follows:

Step 1: We select the stocks of all U.S. corporations which trade on the NYSE, the American Stock Exchange ("AMEX") or The Nasdaq Stock Market ("Nasdaq") (excluding limited partnerships, American Depositary Receipts and mineral and oil royalty trusts) as of two business days prior to the date of this prospectus.

Step 2: We then select companies which have a market capitalization of between $150 million and $1 billion and whose stock has an average daily dollar trading volume of at least $500,000.

Step 3: We next select stocks with positive three-year sales growth.

Step 4: From there we select those stocks whose most recent annual earnings are positive.

Step 5: We eliminate any stock whose price has appreciated by more than 75% in the last 12 months.

Step 6: We select the 40 stocks with the greatest price appreciation in the last 12 months on a relative market capitalization basis (highest to lowest) for the Target Small-Cap Strategy.

For purposes of applying the Target Small-Cap Strategy, market capitalization and average trading volume are based on 1996 dollars which are periodically adjusted for inflation. All steps apply monthly and rolling quarterly data instead of annual figures where possible.


Based on the composition of the portfolio on the Initial Date of Deposit, the Target Small-Cap Portfolio is considered a Small-Cap Growth Trust.


Value Line(R) Target 25 Strategy.

The Value Line(R) Target 25 Strategy invests in 25 of the 100 stocks that Value Line(R) gives a #1 ranking for Timeliness(TM) which have recently exhibited certain positive financial attributes. Value Line(R) ranks 1,700 stocks which represent approximately 95% of the trading volume on all U.S. stock exchanges. Of these 1,700 stocks, only 100 are given their #1 ranking for Timeliness(TM), which measures Value Line's view of their probable price performance during the next six to 12 months relative to the others. Value Line(R) bases their rankings on various factors, including long-term trend of earnings, prices, recent earnings, price momentum, and earnings surprise. The Value Line(R) Target 25 Strategy is determined as follows:

Step 1: We start with the 100 stocks which Value Line(R) at the initial date of deposit gives their #1 ranking for Timeliness(TM), remove the stocks of companies considered to be securities related issuers and the stocks of companies whose shares are not listed on a U.S. securities exchange, and apply the following rankings as of two business days prior to the date of this prospectus.

Step 2: We rank these remaining stocks for consistent growth based on 12-month and 6-month price appreciation (best [1] to worst [100]).

Step 3: We then rank the stocks for profitability by their return on assets.

Step 4: Finally, we rank the stocks for value based on their price to cash flow.

Step 5: We add up the numerical ranks achieved by each company in the above steps and select the 25 stocks with the lowest sums for the Value Line(R) Target 25 Strategy.

The stocks which comprise the Value Line(R) Target 25 Strategy are weighted by market capitalization subject to the restriction that no stock will comprise less than 1% or 25% or more of the Value Line(R) Target 25 Strategy portion of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.

Target VIP Strategies.

The Target VIP Strategies invest in the common stocks of companies which are selected by applying separate uniquely specialized strategies. While each of the strategies included in a particular Target VIP Portfolio also seeks to provide an above-average total return, each follows a different investment strategy. Each Target VIP Portfolio seeks to outperform the S&P 500 Index. Each Target VIP Portfolio provides investors with exposure to both growth and value stocks, as well as several different sectors of the worldwide economy. We believe this approach offers investors a better opportunity for investment success regardless of which investment styles prevail in the market.

Target VIP Strategy.

The composition of the Target VIP Strategy on the Initial Date of Deposit is as follows:

- Approximately 1/6 common stocks which comprise The Dow(sm) DART 5
Strategy;

- Approximately 1/6 common stocks which comprise the European Target 20
Strategy;

- Approximately 1/6 common stocks which comprise The Nasdaq(R) Target 15
Strategy;

- Approximately 1/6 common stocks which comprise The S&P Target 24
Strategy;

- Approximately 1/6 common stocks which comprise the Target Small-Cap Strategy; and

- Approximately 1/6 common stocks which comprise the Value Line(R) Target 25 Strategy.

The Securities which comprise The Nasdaq(R) Target 15 Strategy, The S&P Target 24 Strategy, the Target Small-Cap Strategy and the Value Line(R) Target 25 Strategy were chosen by applying the same selection criteria set forth above. The Securities which comprise The Dow(sm) DART 5 Strategy and the European Target 20 Strategy were selected as follows:

The Dow(sm) Dividend and Repurchase Target 5 Strategy.

The Dow(sm) DART 5 Strategy selects a portfolio of DJIA(sm)" stocks with high dividend yields and/or high buyback ratios and high return on assets, as a means to achieving the Strategy's investment objective. By analyzing dividend yields, the Strategy seeks to uncover stocks that may be out of favor or undervalued. More recently, many companies have turned to stock reduction programs as a tax efficient way to bolster their stock prices and reward shareholders. Companies which have reduced their shares through a share buyback program may provide a strong cash flow position and, in turn, high quality earnings. Buyback ratio is the ratio of a company's shares of common stock outstanding 12 months prior to the date of this prospectus divided by a company's shares outstanding as of the business day prior to the date of this prospectus, minus "1."

The Dow(sm) DART 5 Strategy stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the DJIA(sm) by the sum of their dividend yield and buyback ratio as of the business day prior to the date of this prospectus.

Step 2: We then select the 10 stocks with the highest combined dividend yields and buyback ratios.

Step 3: From the 10 stocks selected in Step 2, we select the five stocks with the greatest increase in the percentage change in return on assets in the most recent year as compared to the previous year for The Dow(sm) DART 5 Strategy.

European Target 20 Strategy.

The European Target 20 Strategy invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, the Strategy seeks to uncover stocks that may be out of favor or undervalued. The European Target 20 Strategy is determined as follows:

Step 1: We rank the 120 largest companies based on market capitalization which are headquartered in Austria, Belgium, Denmark, Finland, Germany, Greece, Ireland, Italy, the Netherlands, Norway, Portugal, Spain,
Sweden, Switzerland and the United Kingdom by dividend yield as of six business days prior to the date of this prospectus.

Step 2: We select the 20 highest dividend-yielding stocks for the European Target 20 Strategy.

During the initial offering period, the Target VIP Portfolio will not invest more than 5% of its portfolio in shares of any one securities-related issuer contained in the European Target 20 Strategy.

Target VIP Aggressive Equity Strategy.

The composition of the Target VIP Aggressive Equity Strategy on the Initial Date of Deposit is as follows:

- Approximately 20% common stocks which comprise The Dow(sm) DART 10
Strategy;

- Approximately 10% common stocks which comprise the Global Target 15
Strategy;

- Approximately 15% common stocks which comprise The Nasdaq(R) Target 15
Strategy;

- Approximately 30% common stocks which comprise The S&P Target 24
Strategy;

- Approximately 25% common stocks which comprise the Value Line(R) Target 25 Strategy.

The Securities which comprise each of the five strategies which make up the Target VIP Aggressive Equity Strategy were chosen by applying the same selection criteria set forth above.

Target VIP Conservative Equity Strategy.

The composition of the Target VIP Conservative Equity Strategy on the Initial Date of Deposit is as follows:

- Approximately 30% common stocks which comprise The Dow(sm) DART 10
Strategy;

- Approximately 10% common stocks which comprise the Global Target 15
Strategy;

- Approximately 50% common stocks which comprise The S&P Target 24
Strategy;

- Approximately 10% common stocks which comprise the Value Line(R) Target 25 Strategy.

The Securities which comprise each of the four strategies which make up the Target VIP Conservative Strategy were chosen by applying the same selection criteria set forth above.

Please note that we applied the strategy or strategies which make up the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy at such time. This is true even if a later application of a strategy would have resulted in the selection of different securities. In addition, companies which, based on publicly available information as of two business days prior to the date of this prospectus, are the subject of an announced business combination which we expect will happen within six months of the date of this prospectus have been excluded from the universe of securities from which each Trust's Securities are selected.

The style and capitalization characteristics used to describe the Trusts are designed to help you better understand how a Trust fits into your overall investment plan. These characteristics are determined by the Sponsor as of the Initial Date of Deposit and, due to changes in the value of the Securities, may vary thereafter. In addition, from time to time, analysts and research professionals may apply different criteria to determine a Security's style and capitalization characteristics, which may result in designations which differ from those arrived at by the Sponsor. In general, growth portfolios include stocks with high relative price-to-book ratios while value portfolios include stocks with low relative price-to-book ratios. At least 65% of the stocks in a Trust on the Initial Date of Deposit must fall into either the growth or value category to receive the designation. Trusts that do not meet this criteria are designated as blend Trusts. Both the weighted average market capitalization of a Trust and at least half of the Securities in the Trust must fall into the following ranges to determine its market capitalization designation: Small-Cap-less than $1 billion; Mid-Cap-$1 billion to $5 billion; Large-Cap-over $5 billion. A Trust, however, may contain individual stocks that do not fall into its stated style or market capitalization designation.

"Dow Jones Industrial Average(sm)," "Dow(sm)" and "DJIA(sm)" are service marks of Dow Jones & Company, Inc. ("Dow Jones") and have been licensed for use for certain purposes by First Trust Advisors L.P., an affiliate of ours. Dow Jones does not endorse, sell or promote any of the Trusts, in particular The Dow(sm) DART 5 Strategy, The Dow(sm) Target 5 Strategy, The Dow(sm) DART 10 Portfolio, the Target VIP Portfolio, the Target VIP Aggressive Equity Portfolio and the Target VIP Conservative Equity Portfolio. Dow Jones makes no representation regarding the advisability of investing in such products. Except as noted herein, Dow Jones has not given us a license to use its index.

"S&P," "S&P 500," and "Standard & Poor's" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by us. The S&P Target 10 Portfolio, The S&P Target 24 Portfolio, the Target VIP Portfolio, the Target VIP Aggressive Equity Portfolio, and the Target VIP Conservative Equity Portfolio are not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in such Strategy. Please see the Information Supplement which sets forth certain additional disclaimers and limitations of liabilities on behalf of Standard & Poor's.

"Value Line(R)," "The Value Line Investment Survey," and "Value Line Timeliness(TM) Ranking System" are registered trademarks of Value Line Securities, Inc. or Value Line Publishing, Inc. that have been licensed to First Trust Portfolios L.P. The Target VIP Portfolio, the Target VIP Aggressive Equity Portfolio, the Target VIP Conservative Equity Portfolio and the Value Line(R) Target 25 Portfolio are not sponsored, recommended, sold or promoted by Value Line Publishing, Inc., Value Line, Inc. or Value Line Securities, Inc. ("Value Line"). Value Line makes no representation regarding the advisability of investing in the Trusts.

The publishers of the DJIA(sm), FT Index, Hang Seng Index, MSCI Europe Index, The Nasdaq Stock Market, Inc., Standard & Poor's and the Ibbotson Small-Cap Index are not affiliated with us and have not participated in creating the Trusts or selecting the Securities for the Trusts. Except as noted herein, none of the index publishers have approved of any of the information in this prospectus.

                           Risk Factors

Price Volatility. The Trusts invest in common stocks. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the current market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, especially the relatively short 15-month life of the Trusts, or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Trusts which use dividend yield as a selection criterion employ a contrarian strategy in which the Securities selected share qualities that have caused them to have lower share prices or higher dividend yields than other common stocks in their peer group. There is no assurance that negative factors affecting the share price or dividend yield of these Securities will be overcome over the life of such Trusts or that these Securities will increase in value.

All of the Securities in the Target Small-Cap Portfolio and certain of the Securities in the Target VIP Portfolio, the Target VIP Aggressive Equity Portfolio, the Target VIP Conservative Equity Portfolio and the Value Line Target 25 Portfolio are issued by companies with market capitalizations of less than $1 billion. Smaller companies present some unique investment risks. Small-caps may have limited product lines, as well as shorter operating histories, less experienced management and more limited financial resources than larger companies. Stocks of smaller companies may be less liquid than those of larger companies and may experience greater price fluctuations than larger companies. In addition, small-cap stocks may not be widely followed by the investment community, which may result in low demand.


Two of the Securities in The Nasdaq (R) Target 15 Portfolio, two of the Securities in The S&P Target 24 Portfolio and three of the Securities in the Value Line(R) Target 25 Portfolio represent approximately 41.12%, 33.42% and 46.23%, respectively, of the value of each Trust. If these stocks decline in value you may lose a substantial portion of your investment.


Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.


Capital Goods. Because more than 25% of the Global Target 15 Portfolio and the Target 25 Portfolio are each invested in capital goods companies, these Trusts are considered to be concentrated in the capital goods industry. A portfolio concentrated in a single industry may present more risks than a portfolio which is broadly diversified over several industries. General risks of capital goods companies include the general state of the economy, intense competition, consolidation, domestic and international politics, excess capacity and consumer spending trends. In addition, they may also be significantly affected by overall capital spending levels, economic cycles, technical obsolescence, delays in modernization, labor relations, government regulations and e-commerce initiatives.


Capital goods companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in consumer demand and the need for modernization. Aerospace and defense companies may be influenced by decreased demand for new equipment, aircraft order cancellations, changes in aircraft-leasing contracts and cutbacks in profitable business travel. Agricultural equipment businesses may be influenced by fluctuations in farm income, farm commodity prices, government subsidies and weather conditions. The number of housing starts, levels of public and non-residential construction including weakening demand for new office and retail space, and overall construction spending may adversely affect construction equipment manufacturers, while overproduction, consolidation and weakening global economies may lead to deteriorating sales for auto and truck makers and their suppliers.

Communications Industry. The Dow(sm) Target 5 Portfolio and The S&P Target 10 Portfolio are each considered to be concentrated in the communications industry. The market for high technology communications products and services is characterized by rapidly changing technology, rapid product obsolescence or loss of patent protection, cyclical market patterns, evolving industry standards and frequent new product introductions. Certain communications/bandwidth companies are subject to substantial governmental regulation, which among other things, regulates permitted rates of return and the kinds of services that a company may offer. The communications industry has experienced substantial deregulation in recent years. Deregulation may lead to fierce competition for market share and can have a negative impact on certain companies. Competitive pressures are intense and communications stocks can experience rapid volatility.

Companies involved in the communications sector are currently in the midst of an industry-wide slowdown. Inability to secure additional customers, decreases in sales of network infrastructure, decreases in purchases from existing customers, overcapacity and oversupply in the industry, saturation of several key markets and weak subscriber growth have all contributed to the current industry weakness. Local phone markets have been pressured by a weak economy and by a shift to wireless phones and the Internet. In addition, sales of luxury items like second phone lines and high-speed Internet access have slowed, while pricing pressure and competition have intensified. To meet increasing competition, companies may have to commit substantial capital, particularly in the formulation of new products and services using new technology. As a result, many companies have been compelled to cut costs by reducing their workforce, outsourcing, consolidating and/or closing existing facilities and divesting low selling product lines.

Several recent high profile bankruptcies have called attention to the potentially unstable financial condition of communications companies. These bankruptcies have resulted at least in part from declines in revenues, increases in company debt and difficulties obtaining necessary capital. Certain companies involved in the industry have also faced scrutiny for overstating financial reports and the subsequent turnover of high ranking company officials.


Consumer Products Industry. The DART 10 Portfolio, the Target 25
Portfolio, the Value Line(R) Target 25 Portfolio and the Target VIP Conservative Equity Portfolio are considered to be concentrated in the consumer products industry. General risks of these companies include cyclicality of revenues and earnings, economic recession, currency fluctuations, changing consumer tastes, extensive competition, product liability litigation and increased governmental regulation. Generally, spending on consumer products is affected by the economic health of consumers. A weak economy and its effect on consumer spending would adversely affect consumer products companies.


Technology Industry. The Nasdaq (R) Target 15 Portfolio and the Target Small-Cap Portfolio are also considered to be concentrated in the technology industry. Technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing; frequent introduction of new or enhanced products; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards; and frequent new product introductions. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources. Technology company stocks have experienced extreme price and volume fluctuations that are often unrelated to their operating performance, and have lately experienced significant market declines in their share values. Also, the stocks of many Internet companies have exceptionally high price-to-earnings ratios with little or no earnings histories.

Strategy. Please note that we applied the strategy or strategies which make up the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy at such time. This is true even if a later application of a strategy would have resulted in the selection of different securities. There is no guarantee the strategy or the investment objective of a Trust will be achieved. The actual performance of the Trusts will be different than the hypothetical returns of each Trust's comparative index. Because the Trusts are unmanaged and follow a strategy, the Trustee will not buy or sell Securities in the event a strategy is not achieving the desired results.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Altria Group, Inc., or any of the industries represented by these issuers, may negatively impact the share prices of these Securities. We cannot predict what impact any pending or threatened litigation will have on the share prices of the Securities.


Foreign Stocks. Certain of the Securities in the Global Target 15
Portfolio, The Nasdaq (R) Target 15 Portfolio, The S&P Target 10
Portfolio, the Target 25 Portfolio, the Target VIP Portfolio, the Target
VIP Aggressive Equity Portfolio, and the Target VIP Conservative Equity Portfolio are issued by foreign companies, which makes these Trusts subject to more risks than if they invested solely in domestic common stocks. These Securities are directly listed on either a U.S. securities exchange or a foreign securities exchange or are in the form of American Depositary Receipts ("ADRs") which are listed on a U.S. securities exchange. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; lack of liquidity of certain foreign markets; and less government supervision and regulation of exchanges, brokers, and issuers in foreign countries.

The purchase and sale of the foreign Securities, other than ADRs and foreign securities listed on a U.S. securities exchange, will generally occur only in foreign securities markets. Although we do not believe that the Trusts will have problems buying and selling these Securities, certain of the factors stated above may make it impossible to buy or sell them in a timely manner. Custody of certain of the Securities in the Global Target 15 Portfolio, Target VIP Portfolio, Target VIP Aggressive Equity Portfolio and Target VIP Conservative Equity Portfolio is maintained by Clearstream Banking, a global custody and clearing institution which has entered into a sub-custodian relationship with the Trustee.


United Kingdom. The Global Target 15 Portfolio is considered to be concentrated in common stocks of U.K. issuers. The United Kingdom is one of 15 members of the European Union ("EU") which was formed by the Maastricht Treaty on European Union. It is expected that the Treaty will have the effect of eliminating most remaining trade barriers between the member nations and make Europe one of the largest common markets in the world. However, the uncertain implementation of the Treaty provisions and recent rapid political and social change throughout Europe make the extent and nature of future economic development in the United Kingdom and Europe and their effect on Securities issued by U.K. issuers impossible to predict.

Unlike a majority of EU members, the United Kingdom did not convert its currency to the common European currency, the euro, on January 1, 1999. All companies with significant markets or operations in Europe face strategic challenges as these entities adapt to a single currency. The euro conversion may materially impact revenues, expenses or income; increase competition; affect issuers' currency exchange rate risk and derivatives exposure; cause issuers to increase spending on information technology updates; and result in potentially adverse tax consequences. We cannot predict when or if the United Kingdom will convert to the euro or what impact the implementation of the euro throughout a majority of EU countries will have on U.K. or European issuers.

Hong Kong. The Global Target 15 Portfolio is also considered to be concentrated in common stocks of Hong Kong issuers. Hong Kong issuers are subject to risks related to Hong Kong's political and economic environment, the volatility of the Hong Kong stock market, and the concentration of real estate companies in the Hang Seng Index. Hong Kong reverted to Chinese control on July 1, 1997 and any increase in uncertainty as to the future economic and political status of Hong Kong, or a deterioration of the relationship between China and the United States, could have negative implications on stocks listed on the Hong Kong stock market. Securities prices on the Hong Kong Stock Exchange, and specifically the Hang Seng Index, can be highly volatile and are sensitive to developments in Hong Kong and China, as well as other world markets.

Exchange Rates. Because securities of foreign issuers not listed on a U.S. securities exchange generally pay dividends and trade in foreign currencies, the U.S. dollar value of these Securities (and therefore Units of the Trusts containing securities of foreign issuers) will vary with fluctuations in foreign exchange rates. Most foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons. The conversion by 11 of the 15 EU members of their national currencies to the euro could negatively impact the market rate of exchange between such currencies (or the euro) and the U.S. dollar.

To determine the value of foreign Securities or their dividends, the Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, these markets can be quite volatile, depending on the activity of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies. Since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not reflect the amount the Trusts would receive, in U.S. dollars, had the Trustee sold any particular currency in the market.

                 Hypothetical Performance Information

The following tables compare hypothetical performance information for the strategies employed by each Trust and the actual performances of the DJIA(sm), Nasdaq-100 Index(R), S&P 500 Index, FT Index, Hang Seng Index, Ibbotson Small-Cap Index, MSCI Europe Index and a combination of the DJIA(sm), FT Index and Hang Seng Index (the "Cumulative International Index Returns") in each of the full years listed below (and as of the most recent quarter).

These hypothetical returns should not be used to predict future performance of the Trusts. Returns from a Trust will differ from its strategy for several reasons, including the following:

- Total Return figures shown do not reflect commissions paid by a Trust on the purchase of Securities or taxes incurred by you.

- Strategy returns are for calendar years (and through the most recent quarter), while the Trusts begin and end on various dates.

- Trusts have a maturity longer than one year.

- Trusts may not be fully invested at all times or equally weighted in each of the strategies or the stocks comprising their respective strategy or strategies.

- Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.

- For Trusts investing in foreign Securities, currency exchange rates may differ.

You should note that the Trusts are not designed to parallel movements in any index and it is not expected that they will do so. In fact, each Trust's strategy underperformed its comparative index, or combination thereof, in certain years and we cannot guarantee that a Trust will outperform its respective index over the life of a Trust or over consecutive rollover periods, if available. Each index differs widely in size and focus, as described below.

DJIA(sm). The DJIA(sm) consists of 30 U.S. stocks chosen by the editors of The Wall Street Journal as being representative of the broad market and of American industry. Changes in the component stocks of the DJIA(sm) are made entirely by the editors of The Wall Street Journal without consulting the companies, the stock exchange or any official agency. For the sake of continuity, changes are made rarely.

Nasdaq-100 Index(R). The Nasdaq-100 Index(R) consists of the 100 largest and most active non-financial domestic and international companies listed on the Nasdaq National Market System.

S&P 500 Index. The S&P 500 Index consists of 500 stocks chosen by
Standard and Poor's to be representative of the leaders of various industries.

Financial Times Industrial Ordinary Share Index. The FT Index consists of 30 common stocks chosen by the editors of The Financial Times as being representative of British industry and commerce.

Hang Seng Index. The Hang Seng Index consists of 33 of the stocks currently listed on the Stock Exchange of Hong Kong Ltd. and is intended to represent four major market sectors: commerce and industry, finance, property and utilities.

Ibbotson Small-Cap Index. The Ibbotson Small-Cap Index is a market capitalization weighted index of the ninth and tenth deciles of the New York Stock Exchange, plus stocks listed on the American Stock Exchange and over-the-counter with the same or less capitalization as the upper bound of the NYSE ninth decile.

MSCI Europe Index. The MSCI Europe Index is an equity market capitalization weighted index consisting of over 500 companies from all of the developed markets in Europe.

                               COMPARISON OF TOTAL RETURN(2)
(Strategy figures reflect the deduction of sales charges and expenses but not brokerage commissions or taxes.)

                         Hypothetical Strategy Total Returns(1)
                                            The
         The Dow(sm) The Dow(sm) Global     Nasdaq(R)  The S&P    The S&P
         DART 10     Target 5    Target 15  Target 15  Target 10  Target 24  Target 25
Year     Strategy    Strategy    Strategy   Strategy   Strategy   Strategy   Strategy
____     ________    ________    _________  _________  _________  _________  _________
1972      19.75%      18.93%                                                   4.42%
1973      -4.68%      17.26%                                                  -9.30%
1974      -9.45%      -7.76%                                                 -11.81%
1975      54.51%      61.41%                                                  72.38%
1976      32.21%      37.92%                                                  41.15%
1977      -4.37%       2.96%                                                  -6.93%
1978      -4.37%      -1.24%                                                   3.95%
1979      10.36%       7.24%                                                  24.79%
1980      21.98%      38.63%      47.73%                50.78%                23.58%
1981      -0.46%       0.69%      -2.49%               -15.37%                 5.95%
1982      24.60%      40.30%      -5.25%                35.10%                27.89%
1983      37.40%      33.40%      12.85%                17.69%                29.13%
1984       3.67%       8.50%      26.91%                13.58%                 3.02%
1985      36.29%      35.33%      50.75%                43.86%                38.77%
1986      38.89%      27.99%      35.02%     18.93%     18.95%     17.97%     22.16%
1987       2.71%       8.08%      14.73%     11.41%      6.52%      1.52%     11.74%
1988      16.28%      18.70%      21.38%     -3.06%     17.52%      4.36%     24.30%
1989      25.62%       7.94%      13.21%     34.32%     36.48%     22.28%     20.16%
1990      -1.20%     -17.94%       0.62%     -7.78%     -8.02%      6.53%     -3.23%
1991      40.76%      58.70%      37.28%    105.33%     21.74%     40.08%     34.62%
1992       5.95%      20.11%      23.72%     -2.62%     20.42%     -1.56%     12.45%
1993      18.38%      31.06%      62.19%     25.66%     38.98%      8.14%     12.53%
1994      -2.28%       5.69%      -9.67%      7.87%      5.55%      5.02%      7.14%
1995      35.13%      27.60%      10.72%     50.56%     22.35%     39.03%     33.65%
1996      31.97%      23.36%      18.16%     56.70%     23.68%     31.25%     25.63%
1997      22.81%      17.23%      -8.80%     32.16%     59.16%     30.14%     27.75%
1998      17.21%       9.73%      10.77%    118.99%     46.72%     39.68%     -0.63%
1999      15.74%      -9.62%       6.22%     96.71%      0.95%     40.67%     -2.83%
2000       8.04%       8.47%       2.54%    -16.95%    -11.25%      3.75%     -5.16%
2001     -15.85%      -5.09%      -1.21%    -26.74%    -22.47%    -10.89%      7.17%
2002     -18.02%     -12.89%     -14.33%    -26.47%    -18.93%    -19.23%    -12.79%
2003     -10.91%     -15.66%     -14.02%      0.38%     -2.58%     -3.44%     -7.98%
(thru 3/31)

                               Target VIP  Target VIP    Value
         Target      Target    Aggressive  Conservative  Line(R)
         Small-Cap   VIP       Equity      Equity        Target 25
Year     Strategy    Strategy  Strategy    Strategy      Strategy
____     _________   ________  __________  ____________  ________
1972       8.94%
1973     -27.05%
1974     -36.71%
1975      37.12%
1976      42.61%
1977      13.55%
1978      14.84%
1979      37.76%
1980      58.67%
1981     -11.75%
1982      48.10%
1983      28.16%
1984      -3.51%
1985      47.65%                                          31.65%
1986      20.57%      26.10%    23.60%      25.34%        19.74%
1987      12.29%       9.39%     8.19%       4.59%        16.53%
1988      20.41%       6.82%     3.76%       8.15%        -9.42%
1989      23.29%      31.98%    29.61%      24.62%        45.87%
1990      -1.37%      -0.06%     1.24%       3.16%         2.96%
1991      56.28%      56.14%    60.32%      44.17%        83.10%
1992      24.97%       3.50%     1.93%       3.01%        -2.61%
1993      19.71%      21.48%    22.29%      18.18%        24.96%
1994      -0.35%       2.27%     4.44%       2.07%        13.18%
1995      38.62%      42.40%    40.30%      36.22%        52.19%
1996      32.02%      37.86%    39.55%      32.35%        54.39%
1997      13.98%      25.70%    25.94%      24.32%        34.10%
1998      -0.61%      50.82%    56.81%      35.04%        90.83%
1999      10.25%      48.28%    58.23%      36.71%       111.66%
2000       2.87%      -4.79%    -2.40%       3.34%       -10.90%
2001      -3.83%     -11.36%   -10.68%     -10.42%         0.03%
2002     -16.27%     -21.54%   -20.88%     -18.95%       -23.98%
2003       1.11%      -5.77%    -5.41%      -6.75%        -3.29%
(thru 3/31)

                                  Comparison of Total Return (2)

                                         Index Total Returns
                                                                                      Cumulative
                    Nasdaq-                         Hang      MSCI       Ibbotson     International
                    100        S&P 500    FT        Seng      Europe     Small-Cap    Index
Year      DJIA(sm)  Index(R)   Index      Index     Index     Index      Index        Returns(3)
____      _______   _________  _______    ________  ______    _______    _________    _____________
1972       18.38%               18.89%                                     4.43%
1973      -13.20%              -14.57%                                   -30.90%
1974      -23.64%              -26.33%                                   -19.95%
1975       44.46%               36.84%                                    52.82%
1976       22.80%               23.64%                                    57.38%
1977      -12.91%               -7.25%                                    25.38%
1978        2.66%                6.49%                                    23.46%
1979       10.60%               18.22%                                    43.46%
1980       21.90%               32.11%     31.77%    65.48%               38.88%       39.72%
1981       -3.61%               -4.92%     -5.30%   -12.34%               13.88%       -7.08%
1982       26.85%               21.14%      0.42%   -48.01%               28.01%       -6.91%
1983       25.82%               22.28%     21.94%    -2.04%               39.67%       15.24%
1984        1.29%                6.22%      2.15%    42.61%               -6.67%       15.35%
1985       33.28%               31.77%     54.74%    50.95%               24.66%       46.32%
1986       27.00%     6.89%     18.31%     24.36%    51.16%    44.46%      6.85%       34.18%
1987        5.66%    10.49%      5.33%     37.13%    -6.84%     4.10%     -9.30%       11.99%
1988       16.03%    13.54%     16.64%      9.00%    21.04%    16.35%     22.87%       15.36%
1989       32.09%    26.17%     31.35%     20.07%    10.59%    29.06%     10.18%       20.92%
1990       -0.73%   -10.41%     -3.30%     11.03%    11.71%    -3.37%    -21.56%        7.34%
1991       24.19%    64.99%     30.40%      8.77%    50.68%    13.66%     44.63%       27.88%
1992        7.39%     8.86%      7.62%     -3.13%    34.73%    -4.25%     23.35%       12.99%
1993       16.87%    11.67%      9.95%     19.22%   124.95%    29.79%     20.98%       53.68%
1994        5.03%     1.74%      1.34%      1.97%   -29.34%     2.66%      3.11%       -7.45%
1995       36.67%    43.01%     37.22%     16.21%    27.52%    22.13%     34.66%       26.80%
1996       28.71%    42.74%     22.82%     18.35%    37.86%    21.57%     17.62%       28.31%
1997       24.82%    20.76%     33.21%     14.78%   -17.69%    24.20%     22.78%        7.30%
1998       18.03%    85.43%     28.57%     12.32%    -2.60%    28.91%     -7.38%        9.25%
1999       27.06%   102.08%     20.94%     15.14%    71.34%    16.23%     28.96%       37.85%
2000       -4.70%   -36.82%     -9.08%    -16.14%    -9.32%    -8.14%     -3.87%      -10.05%
2001       -5.45%   -32.62%    -11.88%    -22.81%   -22.45%   -19.64%     22.13%      -16.90%
2002      -14.94%   -37.53%    -22.04%    -29.33%   -15.52%   -18.09%    -13.25%      -19.93%
2003       -3.64%     3.56%     -3.15%    -22.42%    -6.11%    -9.15%     -3.99%      -10.72%
(thru 3/31)


________________

(1) The Strategy stocks for each Strategy for a given year consist of the common stocks selected by applying the respective Strategy as of the beginning of the period (and not the date the Trust actually sells Units).

(2) Total Return represents the sum of the change in market value of each group of stocks between the first and last trading day of a period plus the total dividends paid on each group of stocks during such period divided by the opening market value of each group of stocks as of the first trading day of a period. Total Return figures assume that all dividends are reinvested semi-annually (except the FT Index and Hang
Seng Index from 12/31/79 through 12/31/86, during which time annual reinvestment was assumed, and the MSCI Europe Index, which until 12/29/2000 assumed monthly reinvestment of dividends, and since
1/01/2001 assumes daily reinvestment of dividends) and all returns are stated in terms of U.S. dollars. Strategy figures reflect the deduction of sales charges and expenses but have not been reduced by estimated brokerage commissions paid by Trusts in acquiring Securities or any taxes incurred by investors. Based on the year-by-year returns contained in the tables, over the full years as listed above, The Dow(sm) DART 10 Strategy, The Dow(sm) Target 5 Strategy, the Global Target 15 Strategy, The Nasdaq(R) Target 15 Strategy, The S&P Target 10 Strategy, The S&P Target 24 Strategy, the Target 25 Strategy, the Target Small-Cap Strategy, the Target VIP Strategy, the Target VIP Aggressive Equity Strategy, the Target VIP Conservative Equity Strategy and The Value Line(R) Target 25 Strategy achieved an average annual total return of 13.39%, 14.97%, 13.69%, 21.10%, 15.32%, 13.71%, 13.46%, 14.03%, 16.92%,
17.73% 14.60% and 24.85%, respectively. In addition, over this period, each individual strategy achieved a greater average annual total return than that of its corresponding index, the DJIA(sm); the Nasdaq-100 Index(R); the S&P 500 Index (from 01/01/80 through 12/31/02); the S&P
500 Index (from 01/01/72 through 12/31/02); the S&P 500 Index (from 01/01/85 through 12/31/02); the S&P 500 Index (from 01/01/86 through
12/31/02); the MSCI Europe Index; the Ibbotson Small-Cap Index; or the combination of the DJIA(sm), the FT Index and the Hang Seng Index (the "Cumulative International Index"), which were 11.52%, 12.67%, 12.93%, 10.83%, 12.47%, 11.43%, 10.29%, 13.80% and 13.14%, respectively.

(3) Cumulative International Index Returns represent the weighted average of the annual returns of the stocks contained in the FT Index, Hang Seng Index and DJIA(sm). The Cumulative International Index Returns are weighted in the same proportions as the index components appear in the Global Target 15 Portfolio. For instance, the Cumulative International Index is weighted as follows: DJIA(sm), 33-1/3%; FT Index, 33-1/3%; Hang Seng Index, 33-1/3%. Cumulative International Index Returns do not represent an actual index.

           PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.

                      Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities, changes in the relevant currency exchange rates, changes in the applicable commissions, stamp taxes, custodial fees and other costs associated with foreign trading, and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount you can purchase of a Trust is $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan).

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of 2.95% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and creation and development fee (initially $.195 per Unit). This initial sales charge is equal to approximately 1.00% of the Public Offering Price of a Unit, but will vary from 1.00% depending on the purchase price of your Units and as deferred sales charge and creation and development fee payments are made. When the Public Offering Price per Unit exceeds $10.00, the initial sales charge will exceed 1.00% of the Public Offering Price. After the initial offering period, the initial sales charge will be reduced by the amount of the creation and development fee.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charges of approximately $.0484 per Unit will be deducted from a Trust's assets on approximately the twentieth day of each month from October 20, 2003 through December 19, 2003. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 1.45% of the Public Offering Price.

Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for "Fee Accounts" as described below) the maximum sales charge is reduced, as follows:

If you invest                             Your maximum sales
(in thousands)*                           charge will be
_______________                           ____________
$50 but less than $100                    2.70%
$100 but less than $150                   2.45%
$150 but less than $500                   2.10%
$500 but less than $1,000                 1.95%
$1,000 or more                            1.20%

*Breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of the Trusts in this prospectus with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge. Any reduced sales charge is the responsibility of the party making the sale.

You may use your Rollover proceeds from a previous series of a Trust, termination proceeds from other unit investment trusts with a similar strategy as a Trust, or redemption or termination proceeds from any unit investment trust we sponsor to purchase Units of a Trust during the initial offering period at the Public Offering Price less 1.00% (for purchases of $1,000,000 or more, the maximum sales charge will be limited to 1.20% of the Public Offering Price), but you will not be eligible to receive the reduced sales charges described in the above table. Please note that if you purchase Units of a Trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charge remaining on these units will be deducted from those redemption proceeds.

Investors purchasing Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services or provide these or comparable services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed ("Fee Accounts") will not be assessed the transactional sales charge described in this section on the purchase of Units. Certain Fee Accounts Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their broker/dealer or other processing organizations for providing certain transaction or account activities. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trusts.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies, dealers and their affiliates, and vendors providing services to us may purchase Units at the Public Offering Price less the applicable dealer concession. Immediate family members include spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons.

The Sponsor and certain dealers may establish a schedule where employees, officers and directors of such dealers can purchase Units of a Trust at the Public Offering Price less the established schedule amount, which is designed to compensate such dealers for activities relating to the sale of Units (the "Employee Dealer Concession").

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Accounts Units, you will be credited the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of your Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges are collected than their value at the time they were issued.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in a Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation). However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

The total value of non-U.S. listed Securities in the Global Target 15 Portfolio, the Target VIP Portfolio, the Target VIP Aggressive Equity Portfolio and the Target VIP Conservative Equity Portfolio during the initial offering period is computed on the basis of the offering side value of the relevant currency exchange rate expressed in U.S. dollars as of the Evaluation Time.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary. In addition, during this period the aggregate underlying value of non-U.S. listed Securities is computed on the basis of the bid side value of the relevant currency exchange rate expressed in U.S. dollars as of the Evaluation Time.

                      Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 2.25% of the Public Offering Price per Unit. However, for Units subject to a transactional sales charge which are purchased using redemption or termination proceeds or on purchases by Rollover Unit holders, this amount will be reduced to 1.3% of the sales price of these Units (0.5% for purchases of $1,000,000 or more).

Eligible dealer firms and other selling agents who sell Units of a Trust during the initial offering period in the dollar amounts shown below will be entitled to the following additional sales concessions as a percentage of the Public Offering Price:

Total sales per Trust                     Additional
(in millions)                             Concession
_____________________                     ___________
$1 but less than $3                       0.05%
$3 but less than $5                       0.10%
$5 or more                                0.15%

Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to the transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include entities that are providing marketing support for First Trust unit investment trusts by distributing or permitting the distribution of marketing materials and other product information. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms. Dealers and other selling agents who, during any consecutive 12-month period, sell at least $250 million or $500 million worth of primary market units of unit investment trusts sponsored by us will receive a concession of $2,500 or $5,000, respectively, in the month following the achievement of this level. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Award Programs.

From time to time we may sponsor programs which provide awards to a dealer's registered representatives who have sold a minimum number of Units during a specified time period. We may also pay fees to qualifying dealers for services or activities which are meant to result in sales of Units of the Trusts. In addition, we will pay to dealers who sponsor sales contests or recognition programs that conform to our criteria, or participate in our sales programs, amounts equal to no more than the total applicable transactional sales charge on Units sold by such persons during such programs. We make these payments out of our own assets and not out of Trust assets. These programs will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding a Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how a Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in each Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of a Trust (which may show performance net of the expenses and charges a Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance. We may also, from time to time, use advertising which classifies trusts according to capitalization and/or investment style.

                   The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit for each Trust less any reduction as stated in "Public Offering." We will also receive the amount of any accrued and collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                       The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                          How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                      Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of the Trusts from the Income Account of such Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts, and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts. As Sponsor, we will receive brokerage fees when the Trusts use us (or an affiliate of ours) as agent in buying or selling Securities.

The fees payable to First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fee paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from a Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to a Trust's operating expenses and those fees described above, the Trusts may also incur the following charges:

- A quarterly license fee (which will fluctuate with a Trust's net asset value) payable by certain of the Trusts for the use of certain trademarks and trade names of Dow Jones, Standard & Poor's, The Nasdaq Stock Market, Inc. and/or Value Line(R).

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of a Trust;

- Foreign custodial and transaction fees, if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trusts. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trusts. If there is not enough cash in the Income or Capital Accounts, the Trustee has the power to sell Securities in a Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

                        Tax Status

United States Taxation.

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trusts. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker-dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences. In addition, the Internal Revenue Service issued new withholding and reporting regulations effective January 1, 2001. Foreign investors should consult their own tax advisors regarding the tax consequences of these regulations.

Trust Status.

The Trusts will not be taxed as corporations for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Securities and other assets held by your Trust, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Trust asset when such income would be considered to be received by you if you directly owned a Trust's assets. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from a Trust which you must take into account for federal income tax purposes is not reduced by amounts used to pay Trust expenses (including the deferred sales charge, if any).

Your Tax Basis and Income or Loss upon Disposition.

If your Trust disposes of Securities, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Securities from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Security or other Trust asset by apportioning the cost of your Units, generally including sales charges, among each Security or other Trust asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).


Under the recently enacted "Jobs and Growth Tax Relief Reconciliation Act of 2003" (the "Tax Act"), if you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These new capital gains rates are generally effective for taxable years ending on or after May 6, 2003 and beginning before January 1, 2009. However, special effective date provisions are set forth in the Tax Act. For example, there are special transition rules provided with respect to gain properly taken into account for the portion of the taxable year before May 6, 2003.


Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

In addition, it should be noted that certain dividends received by a Trust may qualify to be taxed at the same new rates that apply to net capital gain (as discussed above), provided certain holding requirements are satisfied. These special rules relating to the taxation of dividends at capital gains rates generally apply to taxable years beginning after December 31, 2002 and beginning before January 1, 2009.

Rollovers.

If you elect to have your proceeds from a Trust rolled over into the next series of such Trust, it is considered a sale for federal income tax purposes, and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your Units of a Trust for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical Securities or other Trust assets under the wash sale provisions of the Internal Revenue Code.

In-Kind Distributions.

Under certain circumstances, as described in this prospectus, you may request a distribution of Securities (an "In-Kind Distribution") from any of the Trusts except the Global Target 15 Portfolio when you redeem your Units or at a Trust's termination. By electing to receive an In-Kind Distribution, you will receive whole shares of stock plus, possibly, cash.

You will not recognize gain or loss if you only receive Securities in exchange for your pro rata portion of the Securities held by a Trust. However, if you also receive cash in exchange for a Trust asset or a fractional share of a Security held by such Trust, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust asset or fractional share.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of a Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by a Trust to the same extent as if you directly paid the expense.
You may, however, be required to treat some or all of the expenses of a Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Distributions by a Trust that are treated as U.S. source income (e.g., dividends received on Securities of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. However, distributions by a Trust that are derived from certain dividends of Securities of a foreign corporation may not be subject to U.S. income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-U.S. persons.

Some distributions by a Trust may be subject to foreign withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by a Trust, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.

Under the existing income tax laws of the State and City of New York, the Trusts will not be taxed as corporations, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes.

United Kingdom Taxation.

The following summary describes certain important U.K. tax consequences for certain U.S. Unit holders who hold Units in the Global Target 15 Portfolio, the Target VIP Portfolio, the Target VIP Aggressive Equity Portfolio, or the Target VIP Conservative Equity Portfolio as capital assets. This summary is intended to be a general guide only and is subject to any changes in law occurring after the date of this prospectus. You should consult your own tax advisor about your particular circumstances.

Taxation of Dividends. A U.K. resident individual who receives a dividend from a U.K. company is generally entitled to a tax credit which is offset against U.K. tax liabilities.

You will not be able to claim any refund of the tax credit for dividends paid by U.K. companies.

Taxation of Capital Gains. U.S. investors who are neither resident nor ordinarily resident in the United Kingdom will not generally be liable for U.K. tax on gains arising on the disposal of Units in the Global Target 15 Portfolio, the Target VIP Portfolio, the Target VIP Aggressive Equity Portfolio or the Target VIP Conservative Equity Portfolio. However, they may be liable if the Units are used, held or acquired for the purposes of a trade, profession or vocation carried on in the United Kingdom. Individual U.S. investors may also be liable if they have previously been resident or ordinarily resident in the United Kingdom and become resident or ordinarily resident in the United Kingdom in the future.

Inheritance Tax. Individual U.S. investors who are domiciled in the United States and who are not U.K. nationals will generally not be subject to U.K. inheritance tax on death or on gifts of the Units made during their lifetimes, provided any applicable U.S. federal gift or estate tax is paid. They may be subject to U.K. inheritance tax if the Units are used in a business in the United Kingdom or relate to the performance of personal services in the United Kingdom.

Where the Units are held on trust, the Units will generally not be subject to U.K. inheritance tax unless the settlor, at the time of settlement, was domiciled in the United Kingdom, in which case they may be subject to tax.

It is very unlikely that the Units will be subject to both U.K.
inheritance tax and U.S. federal gift or estate tax. If they were, one of the taxes could generally be credited against the other.

Stamp Tax. A sale of Securities listed in the FT Index will generally result in either U.K. stamp duty or stamp duty reserve tax being payable by the purchaser. The Global Target 15 Portfolio, the Target VIP Portfolio, the Target VIP Aggressive Equity Portfolio and the Target VIP Conservative Equity Portfolio each paid this tax when they acquired Securities. When the Global Target 15 Portfolio, the Target VIP Portfolio, the Target VIP Aggressive Equity Portfolio, or the Target VIP Conservative Equity Portfolio sell Securities, it is anticipated that the tax will be paid by the purchaser.

Hong Kong Taxation.

The following summary describes certain important Hong Kong tax consequences to certain U.S. Unit holders who hold Units in the Global Target 15 Portfolio, the Target VIP Aggressive Equity Portfolio, or the Target VIP Conservative Equity Portfolio as capital assets. This summary assumes that you are not carrying on a trade, profession or business in Hong Kong and that you have no profits sourced in Hong Kong arising from the carrying on of such trade, profession or business. This summary is intended to be a general guide only and is subject to any changes in Hong Kong or U.S. law occurring after the date of this prospectus and you should consult your own tax advisor about your particular circumstances.

Taxation of Dividends. Dividends you receive from the Global Target 15 Portfolio, the Target VIP Aggressive Equity Portfolio, or the Target VIP Conservative Equity Portfolio relating to Hong Kong issuers are not taxable and therefore will not be subject to the deduction of any withholding tax.

Profits Tax. Unless you are carrying on a trade, profession or business in Hong Kong you will not be subject to profits tax imposed by Hong Kong on any gain or profits made on the realization or other disposal of your Units.

Estate Duty. Units of the Global Target 15 Portfolio, the Target VIP Aggressive Equity Portfolio, or the Target VIP Conservative Equity Portfolio do not give rise to Hong Kong estate duty liability.

                           Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                    Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. It is your responsibility to notify the Trustee when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form. All Fee Accounts Units, however, will be held in uncertificated form.

Certificated Units. When you purchase your Units you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send you:

- A written initial transaction statement containing a description of your Trust;

- A list of the number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee will provide you with the following information:

- A summary of transactions in your Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by your Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

                      Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital, are credited to the Capital Account of such Trust. Dividends received on foreign Securities, if any, are converted into U.S. dollars at the applicable exchange rate.

The Trustee will distribute any net income in the Income Account on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Income Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge or pay expenses, on the last day of each month to Unit holders of record on the fifteenth day of each month provided the amount equals at least $1.00 per 100 Units. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the Internal Revenue Service ("IRS"). You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, unless you are a Rollover Unit holder, you will receive the pro rata share of the money from the sale of the Securities. However, if you own Units of any of the Trusts except the Global Target 15 Portfolio, you may elect to receive an In-Kind Distribution as described under "Amending or Terminating the Indenture." All Unit holders will receive a pro rata share of any other assets remaining in their Trust, after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of that Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of your Trust by notifying the Trustee at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of your Trust. There is no transactional sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                     Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at its unit investment trust office. If your Units are uncertificated, you need only deliver a request for redemption to the Trustee. In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to such transaction fees. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account of a Trust if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account of a Trust. The IRS will require the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN as generally discussed under "Income and Capital Distributions."

If you tender at least 2,500 Units of The Dow(sm) DART 10 Portfolio, The Dow(sm) Target 5 Portfolio, The Nasdaq Target 15 Portfolio, The S&P Target 10 Portfolio, The S&P Target 24 Portfolio, the Target 25

Portfolio, the Target Small-Cap Portfolio or the Value Line(R) Target 25Portfolio, or 5,000 Units of the Target VIP Portfolio, the Target VIP Aggressive Equity Portfolio or the Target VIP Conservative Equity Portfolio or such other amount as required by your broker/dealer, for redemption, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Fee Accounts Unit holders must hold their Units through the end of the initial offering period. No In-Kind Distribution requests submitted during the nine business days prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. This option is generally eligible only for stocks traded and held in the United States, thus excluding most foreign Securities. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the eligible Securities that make up the portfolio, and cash from the Capital Account equal to the non-eligible Securities and fractional shares to which you are entitled.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in that Trust;
and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of such Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of such Trust, if any;

4. cash held for distribution to Unit holders of record of such Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by such Trust; and

dividing

1. the result by the number of outstanding Units of such Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, during the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

                       Investing in a New Trust

Each Trust's portfolio has been selected on the basis of capital appreciation potential for a limited time period. When each Trust is about to terminate, you may have the option to roll your proceeds into the next series of a Trust (the "New Trusts") if one is available. We intend to create the New Trusts in conjunction with the termination of the Trusts and plan to apply the same strategy we used to select the portfolio for the Trusts to the New Trusts.

If you wish to have the proceeds from your Units rolled into a New Trust you must notify the Trustee in writing of your election by the Rollover Notification Date stated in the "Summary of Essential Information." As a Rollover Unit holder, your Units will be redeemed and the underlying Securities sold by the Trustee, in its capacity as Distribution Agent, during the Special Redemption and Liquidation Period. The Distribution Agent may engage us or other brokers as its agent to sell the Securities.

Once all of the Securities are sold, your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of a New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject to the maximum remaining deferred sales charge on such units (currently expected to be $.145 per unit), but not the initial sales charge. Units purchased using proceeds from Fee Accounts Units will generally not be subject to any transactional sales charge.

We intend to create New Trust units as quickly as possible, depending on the availability of the Securities contained in a New Trust's portfolio. Rollover Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in a New Trust may not be fully invested on the next business day.

Please note that there are certain tax consequences associated with becoming a Rollover Unit holder. See "Tax Status." If you elect not to participate as a Rollover Unit holder ("Remaining Unit holders"), you will not incur capital gains or losses due to the Special Redemption and Liquidation, nor will you be charged any additional transactional sales charge. We may modify, amend or terminate this rollover option upon 60 days notice.

                    Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of a Trust, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account of a Trust for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for the Trusts to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed. To get the best price for a Trust we may specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. We may consider sales of units of unit investment trusts which we sponsor when we make recommendations to the Trustee as to which broker/dealers they select to execute the Trusts' portfolio transactions, or when acting as agent for the Trusts in acquiring or selling Securities on behalf of the Trusts.

                  Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, each Trust will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information." The Trusts may be terminated earlier:

- Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by such Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to all Unit holders which will specify how you should tender your certificates, if any, to the Trustee. If a Trust is terminated due to this last reason, we will refund your entire transactional sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, including Unit holders' participation as Rollover Unit holders, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you own at least 2,500 Units of The Dow(sm) DART 10 Portfolio, The Dow(sm) Target 5 Portfolio, The Nasdaq Target 15 Portfolio, The S&P Target 10 Portfolio, The S&P Target 24 Portfolio, the Target 25 Portfolio, the Target Small-Cap Portfolio or the Value Line(R) Target 25Portfolio, or 5,000 Units of the Target VIP Portfolio, the Target VIP Aggressive Equity Portfolio or the Target VIP Conservative Equity Portfolio or such other amount as required by your broker/dealer, the Trustee will send the registered account holders a form at least 30 days prior to the Mandatory Termination Date which will enable you to receive an In-Kind Distribution of Securities (reduced by customary transfer and registration charges and subject to any additional restrictions imposed on Fee Accounts Units by "wrap fee" plans) rather than the typical cash distribution. See "Tax Status" and "Redeeming Your Units" for additional information. You must notify the Trustee at least ten business days prior to the Mandatory Termination Date if you elect this In-Kind Distribution option. If you do not elect to participate in either the Rollover Option or the In-Kind Distribution option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after your Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from a Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

              Information on the Sponsor, Trustee and Evaluator

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $43 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number

(630) 241-4141. As of December 31, 2002, the total consolidated partners' capital of First Trust Portfolios L.P. and subsidiary was $15,580,362 (audited).

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is JPMorgan Chase Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 Chase MetroTech Center, 3rd Floor, Brooklyn, New York 11245. If you have questions regarding the Trusts, you may call the Customer Service Help Line at 1-800-682-7520. The Trustee is supervised by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trust; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                        Other Information

Legal Opinions.

Our counsel is Chapman and Cutler, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter, Ledyard & Milburn LLP acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts.

Experts.

The Trusts' statements of net assets, including the schedules of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Trustee, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

The Nasdaq Stock Market, Inc.

The Nasdaq(R) Target 15 Portfolio, the Target VIP Portfolio, and the Target VIP Aggressive Equity Portfolio are not sponsored, endorsed, sold or promoted by The Nasdaq Stock Market, Inc. (including its affiliates) (Nasdaq, with its affiliates, are referred to as the "Corporations"). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to The Nasdaq(R) Target 15 Portfolio, the Target VIP Portfolio, or the Target VIP Aggressive Equity Portfolio. The Corporations make no representation or warranty, express or implied, to the owners of Units of The Nasdaq(R) Target 15 Portfolio, the Target VIP Portfolio, or the Target VIP Aggressive Equity Portfolio or any member of the public regarding the advisability of investing in securities generally or in The Nasdaq(R) Target 15 Portfolio, the Target VIP Portfolio, or the Target VIP Aggressive Equity Portfolio particularly, or the ability of the Nasdaq-100 Index(R) to track general stock market performance. The Corporations' only relationship to the Sponsor ("Licensee") is in the licensing of the Nasdaq 100(R), Nasdaq-100 Index(R) and Nasdaq(R) trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq-100 Index(R) which is determined, composed and calculated by Nasdaq without regard to Licensee or The Nasdaq(R) Target 15 Portfolio, the Target VIP Portfolio, or the Target VIP Aggressive Equity Portfolio. Nasdaq has no obligation to take the needs of the Licensee or the owners of Units of The Nasdaq(R) Target 15 Portfolio, the Target VIP Portfolio, or the Target VIP Aggressive Equity Portfolio into consideration in determining, composing or calculating the Nasdaq-100 Index(R). The Corporations are not responsible for and have not participated in the determination of the timing of, prices at or quantities of The Nasdaq(R) Target 15 Portfolio, the Target VIP Portfolio, or the Target VIP Aggressive Equity Portfolio to be issued or in the determination or calculation of the equation by which The Nasdaq(R) Target 15 Portfolio, the Target VIP Portfolio, and the Target VIP Aggressive Equity Portfolio are to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of The Nasdaq(R) Target 15 Portfolio, the Target VIP Portfolio, or the Target VIP Aggressive Equity Portfolio.

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE TARGET VIP PORTFOLIO OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

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                             First Trust(R)

  The Dow(sm) Dividend And Repurchase Target 10 Portfolio, 3rd Quarter
                               2003 Series
         The Dow(sm) Target 5 Portfolio, 3rd Quarter 2003 Series
           Global Target 15 Portfolio, 3rd Quarter 2003 Series
       The Nasdaq (R) Target 15 Portfolio, 3rd Quarter 2003 Series
          The S&P Target 10 Portfolio, 3rd Quarter 2003 Series
          The S&P Target 24 Portfolio, 3rd Quarter 2003 Series
              Target 25 Portfolio, 3rd Quarter 2003 Series
           Target Small-Cap Portfolio, 3rd Quarter 2003 Series
              Target VIP Portfolio, 3rd Quarter 2003 Series
     Target VIP Aggressive Equity Portfolio, 3rd Quarter 2003 Series Target VIP Conservative Equity Portfolio, 3rd Quarter 2003 Series
        Value Line(R) Target 25 Portfolio, 3rdQuarter 2003 Series
                                 FT 733

                                Sponsor:

                       FIRST TRUST PORTFOLIOS L.P.

                    1001 Warrenville Road, Suite 300

                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                           JPMorgan Chase Bank

                   4 Chase MetroTech Center, 3rd floor
                        Brooklyn, New York 11245
                             1-800-682-7520
                          24-Hour Pricing Line:
                             1-800-446-0132

                         ________________________

When Units of the Trusts are no longer available, this prospectus may be used as a preliminary prospectus for a future series, in which case you should note the following:

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE
  MAY NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE
COMMISSION. NO SECURITIES CAN BE SOLD IN ANY STATE WHERE A SALE WOULD BE
                                ILLEGAL.
                         ________________________

  This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the Securities and Exchange
                Commission in Washington, D.C. under the:

-  Securities Act of 1933 (file no. 333-105448) and

-  Investment Company Act of 1940 (file no. 811-05903)

  Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the Securities and Exchange Commission's Public
Reference Room in Washington D.C. Information regarding the operation of the Commission's Public Reference Room may be obtained by calling the
                      Commission at 1-202-942-8090.

 Information about the Trusts is available on the EDGAR Database on the
                      Commission's Internet site at
                           http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     450 Fifth Street, N.W.
                     Washington, D.C. 20549-0102
     e-mail address: publicinfo@sec.gov


                              June 30, 2003


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 60


                             First Trust(R)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in FT 733 not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trusts. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.


This Information Supplement is dated June 30, 2003. Capitalized terms have been defined in the prospectus.

                             Table of Contents
Dow Jones & Company, Inc.                                                    1
Standard & Poor's                                                            2
The Nasdaq Stock Market, Inc.                                                2
Value Line Publishing, Inc.                                                  2
Risk Factors
   Securities                                                                3
   Small-Cap Companies                                                       3
   Dividends                                                                 3
   Foreign Issuers                                                           4
      United Kingdom                                                         4
      Hong Kong                                                              5
   Exchange Rate                                                             6
Litigation
   Tobacco Industry                                                          9
Concentrations
   Capital Goods                                                             9
   Communications                                                           10
   Consumer Products                                                        10
   Technology                                                               11
Portfolios
   The Dow(sm) DART 5 Strategy Stocks, 3rd Quarter 2003 Series              12
   The Dow(sm) DART 10 Strategy Stocks, 3rd Quarter 2003 Series             12
   The Dow(sm) Target 5 Strategy Stocks, 3rd Quarter 2003 Series            13
   European Target 20 Strategy Stocks, 3rd Quarter 2003 Series              13
   Global Target 15 Strategy Stocks, 3rd Quarter 2003 Series                14
   The Nasdaq(R) Target 15 Strategy Stocks, 3rd Quarter 2003 Series         15
   The S&P Target 10 Strategy Stocks, 3rd Quarter 2003 Series               16
   The S&P Target 24 Strategy Stocks, 3rd Quarter 2003 Series               17
   Target 25 Strategy Stocks, 3rd Quarter 2003 Series                       18
   Target Small-Cap Strategy Stocks, 3rd Quarter 2003 Series                19
   Value Line(R) Target 25 Strategy Stocks, 3rd Quarter 2003 Series         21


Dow Jones & Company, Inc.

The Trusts are not sponsored, endorsed, sold or promoted by Dow Jones & Company, Inc. ("Dow Jones"). Dow Jones makes no representation or warranty, express or implied, to the owners of the Trusts or any member of the public regarding the advisability of investing in securities generally or in the Trusts particularly. Dow Jones' only relationship to the Sponsor is the licensing of certain trademarks, trade names and service marks of Dow Jones and of the Dow Jones Industrial Average(sm), which is determined, composed and calculated by Dow Jones without regard to the Sponsor or the Trusts. Dow Jones has no obligation to take the needs of the Sponsor or the owners of the Trusts into consideration in determining, composing or calculating the Dow Jones Industrial Average(sm). Dow Jones is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Trusts to be issued or in the determination or calculation of the equation by which the Trusts are to be converted into cash. Dow Jones has no obligation or liability in connection with the administration, marketing or trading of the Trusts.

DOW JONES DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGE(SM) OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE SPONSOR, OWNERS OF THE TRUSTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDUSTRIAL AVERAGE(SM) OR ANY DATA INCLUDED THEREIN. DOW JONES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDUSTRIAL AVERAGE(SM) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

Standard & Poor's

The Trusts are not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). S&P makes no representation or warranty, express or implied, to the owners of the Trusts or any member of the public regarding the advisability of investing in securities generally or in the Trusts particularly or the ability of the S&P 500 Index to track general stock market performance. S&P's only relationship to the licensee is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index, which is determined, composed and calculated by S&P without regard to the licensee or the Trusts. S&P has no obligation to take the needs of the licensee or the owners of the Trusts into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the Trusts or the timing of the issuance or sale of the Trusts or in the determination or calculation of the equation by which the Trusts are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Trusts.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE TRUSTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

The Nasdaq Stock Market, Inc.

The "Nasdaq 100(R)," "Nasdaq-100 Index(R)," and "Nasdaq(R)" are trade or service marks of The Nasdaq Stock Market, Inc. (which with its affiliates are the "Corporations") and are licensed for use by us. The Nasdaq(R) Target 15 Portfolio, the Target VIP Portfolio, and the Target VIP Aggressive Equity Portfolio have not been passed on by the Corporations as to its legality or suitability. The Nasdaq(R) Target 15 Portfolio, the Target VIP Portfolio, and the Target VIP Aggressive Equity Portfolio are not issued, endorsed, sold, or promoted by the Corporations. The Corporations make no warranties and bear no liability with respect to The Nasdaq(R) Target 15 Portfolio, the Target VIP Portfolio and Target VIP Aggressive Equity Portfolio.

Value Line Publishing, Inc.

Value Line Publishing, Inc.'s ("VLPI") only relationship to First Trust Portfolios L.P. is VLPI's licensing to First Trust Portfolios L.P. of certain VLPI trademarks and trade names and the Value Line(R) Timeliness(TM) Ranking System (the "System"), which is composed by VLPI without regard to First Trust Portfolios L.P., this Product or any investor. VLPI has no obligation to take the needs of First Trust Portfolios L.P. or any investor in the Product into consideration in composing the System. The Product results may differ from the hypothetical or published results of the Value Line(R) Timeliness(TM) Ranking System. VLPI is not responsible for and has not participated in the determination of the prices and composition of the Product or the timing of the issuance for sale of the Product or in the calculation of the equations by which the Product is to be converted into cash.

VLPI MAKES NO WARRANTY CONCERNING THE SYSTEM, EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR ANY IMPLIED WARRANTIES ARISING FROM USAGE OF TRADE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND VLPI MAKES NO WARRANTY AS TO THE POTENTIAL PROFITS OR ANY OTHER BENEFITS THAT MAY BE ACHIEVED BY USING THE SYSTEM OR ANY INFORMATION OR MATERIALS GENERATED THEREFROM. VLPI DOES NOT WARRANT THAT THE SYSTEM WILL MEET ANY REQUIREMENTS OR THAT IT WILL BE ACCURATE OR ERROR-FREE. VLPI ALSO DOES NOT GUARANTEE ANY USES, INFORMATION, DATA OR OTHER RESULTS GENERATED FROM THE SYSTEM. VLPI HAS NO OBLIGATION OR LIABILITY (I) IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR TRADING OF THE PRODUCT; OR (II) FOR ANY LOSS, DAMAGE, COST OR EXPENSE SUFFERED OR INCURRED BY ANY INVESTOR OR OTHER PERSON OR ENTITY IN CONNECTION WITH THIS PRODUCT, AND IN NO EVENT SHALL VLPI BE LIABLE FOR ANY LOST PROFITS OR OTHER CONSEQUENTIAL, SPECIAL, PUNITIVE, INCIDENTAL, INDIRECT OR EXEMPLARY DAMAGES IN CONNECTION WITH THE PRODUCT.

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Small-Cap Companies. While historically small-cap company stocks have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Small-cap companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trusts have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Foreign Issuers. Since certain of the Securities in the Global Target 15 Portfolio, The Nasdaq (R) Target 15 Portfolio, The S&P Target 10 Portfolio, the Target 25 Portfolio, the Target VIP Portfolio, the Target VIP Aggressive Equity Portfolio, and the Target VIP Conservative Equity Portfolio consist of securities of foreign issuers, an investment in these Trusts involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States.
However, due to the nature of the issuers of the Securities selected for the Trusts, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for such Trusts.


Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the United States dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities. See "Exchange Rate" below.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to such Trusts of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to such Trusts. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trusts and on the ability of such Trusts to satisfy their obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to a Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by a Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trusts will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

United Kingdom. The emphasis of the United Kingdom's economy is in the private services sector, which includes the wholesale and retail sector, banking, finance, insurance and tourism. Services as a whole account for a majority of the United Kingdom's gross national product and makes a significant contribution to the country's balance of payments. The portfolios of the Trusts may contain common stocks of British companies engaged in such industries as banking, chemicals, building and construction, transportation, telecommunications and insurance. Many of these industries may be subject to government regulation, which may have a materially adverse effect on the performance of their stock. In the first quarter of 1998, gross domestic product (GDP) of the United Kingdom grew to a level 3.0% higher than in the first quarter of 1997, however the overall rate of GDP growth has slowed since the third quarter of 1997. The slow down largely reflects a deteriorating trade position and higher indirect taxes. The average quarterly rate of GDP growth in the United Kingdom (as well as in Europe generally) has been decelerating since 1994. The United Kingdom is a member of the European Union (the "EU") which was created through the formation of the Maastricht Treaty on European Union in late 1993. It is expected that the Treaty will have the effect of eliminating most remaining trade barriers between the 15 member nations and make Europe one of the largest common markets in the world. However, the effective implementation of the Treaty provisions and the rate at which trade barriers are eliminated is uncertain at this time. Furthermore, the recent rapid political and social change throughout Europe make the extent and nature of future economic development in the United Kingdom and Europe and the impact of such development upon the value of Securities issued by United Kingdom companies impossible to predict.

A majority of the EU members converted their existing sovereign currencies to a common currency (the "euro") on January 1, 1999. The United Kingdom did not participate in this conversion on January 1, 1999 and the Sponsor is unable to predict if or when the United Kingdom will convert to the euro. Moreover, it is not possible to accurately predict the effect of the current political and economic situation upon long-term inflation and balance of trade cycles and how these changes, as well as the implementation of a common currency throughout a majority of EU countries, would affect the currency exchange rate between the U.S. dollar and the British pound sterling. In addition, United Kingdom companies with significant markets or operations in other European countries (whether or not such countries are participating) face strategic challenges as these entities adapt to a single trans-national currency. The euro conversion may have a material impact on revenues, expenses or income from operations; increase competition due to the increased price transparency of EU markets; affect issuers' currency exchange rate risk and derivatives exposure; disrupt current contracts; cause issuers to increase spending on information technology updates required for the conversion; and result in potential adverse tax consequences. The Sponsor is unable to predict what impact, if any, the euro conversion will have on any of the Securities issued by United Kingdom companies in the Trusts.

Hong Kong. Hong Kong, established as a British colony in the 1840's, reverted to Chinese sovereignty effective July 1, 1997. On such date, Hong Kong became a Special Administrative Region ("SAR") of China. Hong Kong's new constitution is the Basic Law (promulgated by China in 1990). Prior to July 1, 1997, the Hong Kong government followed a laissez-faire policy toward industry. There were no major import, export or foreign exchange restrictions. Regulation of business was generally minimal with certain exceptions, including regulated entry into certain sectors of the economy and a fixed exchange rate regime by which the Hong Kong dollar has been pegged to the U.S. dollar. Over the past two decades through 1996, the gross domestic product (GDP) has tripled in real terms, equivalent to an average annual growth rate of 6%. However, Hong Kong's recent economic data has not been encouraging. The full impact of the Asian financial crisis, as well as current international economic instability, is likely to continue to have a negative impact on the Hong Kong economy in the near future.


Although China has committed by treaty to preserve for 50 years the economic and social freedoms enjoyed in Hong Kong prior to the reversion, the continuation of the economic system in Hong Kong after the reversion will be dependent on the Chinese government, and there can be no assurances that the commitment made by China regarding Hong Kong will be maintained. Prior to the reversion, legislation was enacted in Hong Kong designed to extend democratic voting procedures for Hong
Kong's legislature. China has expressed disagreement with this legislation, which it states is in contravention of the principles evidenced in the Basic Law of the Hong Kong SAR. The National Peoples' Congress of China has passed a resolution to the effect that the Legislative Council and certain other councils and boards of the Hong
Kong Government were to be terminated on June 30, 1997. Such bodies have subsequently been reconstituted in accordance with China's interpretation of the Basic Law. Any increase in uncertainty as to the future economic and political status of Hong Kong could have a materially adverse effect on the value of the Global Target 15
Portfolio, the Target VIP Aggressive Equity Portfolio and the Target VIP Conservative Equity Portfolio. The Sponsor is unable to predict the level of market liquidity or volatility which may occur as a result of the reversion to sovereignty, both of which may negatively impact such Trust and the value of the Units.

The currency crisis which has affected a majority of Asian markets since mid-1997 has forced Hong Kong leaders to address whether to devalue the Hong Kong dollar or maintain its peg to the U.S. dollar. During the volatile markets of 1998, the Hong Kong Monetary Authority (the "HKMA") acquired the common stock of certain Hong Kong issuers listed on the Hong Kong Stock Exchange in an effort to stabilize the Hong Kong dollar and thwart currency speculators. Government intervention may hurt Hong Kong's reputation as a free market and increases concerns that authorities are not willing to let Hong Kong's currency system function autonomously. This may undermine confidence in the Hong Kong dollar's peg to the U.S. dollar. Any downturn in economic growth or increase in the rate of inflation in China or Hong Kong could have a materially adverse effect on the value of the Global Target 15 Portfolio, the Target VIP Aggressive Equity Portfolio and the Target VIP Conservative Equity Portfolio.



Securities prices on the Hong Kong Stock Exchange, and specifically the Hang Seng Index, can be highly volatile and are sensitive to developments in Hong Kong and China, as well as other world markets. For example, the Hang Seng Index declined by approximately 31% in October, 1997 as a result of speculation that the Hong Kong dollar would become the next victim of the Asian currency crisis, and in 1989, the Hang Seng Index dropped 1,216 points (approximately 58%) in early June following the events at Tiananmen Square. The Hang Seng Index gradually climbed subsequent to the events at Tiananmen Square, but fell by 181 points on

October 13, 1989 (approximately 6.5%) following a substantial fall in the U.S. stock markets. During 1994, the Hang Seng Index lost approximately 31% of its value. From January through August of 1998, during a period marked by international economic instability and a global currency crisis, the Hang Seng Index declined by nearly 27%. The
Hang Seng Index is subject to change and delisting of any issues may have an adverse impact on the performance of the Global Target 15
Portfolio, the Target VIP Aggressive Equity Portfolio and the Target VIP Conservative Equity Portfolio, although delisting would not necessarily result in the disposal of the stock of these companies, nor would it prevent such Trust from purchasing additional Securities. In recent years, a number of companies, comprising approximately 10% of the total capitalization of the Hang Seng Index, have delisted. In addition, as a result of Hong
Kong's reversion to Chinese sovereignty, an increased number of Chinese companies could become listed on the Hong Kong Stock Exchange, thereby changing the composition of the stock market and, potentially, the composition of the Hang Seng Index.



Exchange Rate. The Global Target 15 Portfolio, the Target VIP Portfolio, the Target VIP Aggressive Equity Portfolio and the Target VIP Conservative Equity Portfolio contain Securities that are principally traded in foreign currencies and as such, involve investment risks that are substantially different from an investment in a fund which invests in securities that are principally traded in United States dollars. The United States dollar value of the portfolio (and hence of the Units) and of the distributions from the portfolio will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the rate of inflation in the respective economies compared to the United
States, the impact of interest rate differentials between different currencies on the movement of foreign currency rates, the balance of imports and exports goods and services, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries.


The post-World War II international monetary system was, until 1973, dominated by the Bretton Woods Treaty which established a system of fixed exchange rates and the convertibility of the United States dollar into gold through foreign central banks. Starting in 1971, growing volatility in the foreign exchange markets caused the United States to abandon gold convertibility and to effect a small devaluation of the United States dollar. In 1973, the system of fixed exchange rates between a number of the most important industrial countries of the world, among them the United States and most Western European countries, was completely abandoned. Subsequently, major industrialized countries have adopted "floating" exchange rates, under which daily currency valuations depend on supply and demand in a freely fluctuating international market. Many smaller or developing countries have continued to "peg" their currencies to the United States dollar although there has been some interest in recent years in "pegging" currencies to "baskets" of other currencies or to a Special Drawing Right administered by the International Monetary Fund. In Europe, the euro has been developed. Currencies are generally traded by leading international commercial banks and institutional investors (including corporate treasurers, money managers, pension funds and insurance companies). From time to time, central banks in a number of countries also are major buyers and sellers of foreign currencies, mostly for the purpose of preventing or reducing substantial exchange rate fluctuations.

Exchange rate fluctuations are partly dependent on a number of economic factors including economic conditions within countries, the impact of actual and proposed government policies on the value of currencies, interest rate differentials between the currencies and the balance of imports and exports of goods and services and transfers of income and capital from one country to another. These economic factors are influenced primarily by a particular country's monetary and fiscal policies (although the perceived political situation in a particular country may have an influence as well-particularly with respect to transfers of capital). Investor psychology may also be an important determinant of currency fluctuations in the short run. Moreover, institutional investors trying to anticipate the future relative strength or weakness of a particular currency may sometimes exercise considerable speculative influence on currency exchange rates by purchasing or selling large amounts of the same currency or currencies. However, over the long term, the currency of a country with a low rate of inflation and a favorable balance of trade should increase in value relative to the currency of a country with a high rate of inflation and deficits in the balance of trade.


The following tables set forth, for the periods indicated, the range of fluctuation concerning the equivalent U.S. dollar rates of exchange and end-of-month equivalent U.S. dollar rates of exchange for the United Kingdom pound sterling, the Hong Kong dollar and the euro:

                         Foreign Exchange Rates

              Range of Fluctuations in Foreign Currencies


                      United Kingdom
Annual                Pound Sterling/      Hong Kong/        Euro/
Period                U.S. Dollar          U.S. Dollar       U.S. Dollar
_____                 __________           ________          ____________
1983                  0.616-0.707          6.480-8.700
1984                  0.670-0.864          7.774-8.050
1985                  0.672-0.951          7.729-7.990
1986                  0.643-0.726          7.768-7.819
1987                  0.530-0.680          7.751-7.822
1988                  0.525-0.601          7.764-7.912
1989                  0.548-0.661          7.775-7.817
1990                  0.504-0.627          7.740-7.817
1991                  0.499-0.624          7.716-7.803
1992                  0.499-0.667          7.697-7.781
1993                  0.630-0.705          7.722-7.766
1994                  0.610-0.684          7.723-7.750
1995                  0.610-0.653          7.726-7.763
1996                  0.583-0.670          7.732-7.742
1997                  0.584-0.633          7.708-7.751
1998                  0.584-0.620          7.735-7.749
1999                  0.597-0.646          7.746-7.775       0.845-0.999
2000                  0.605-0.715          7.774-7.800       0.968-1.209
2001                  0.678-0.707          7.798-7.800       1.045-1.194
2002                  0.621-0.709          7.799-7.800       0.953-1.164


Source: Bloomberg L.P.

                End of Month Exchange Rates                                End of Month Exchange Rates
                 for Foreign Currencies                                for Foreign Currencies (continued)

                   United Kingdom                                                United Kingdom
                   Pound Sterling/   Hong Kong/   Euro/                          Pound Sterling/  Hong Kong/   Euro/
Monthly Period     U.S. Dollar       U.S. Dollar  U.S. Dollar  Monthly Period    U.S. Dollar      U.S. Dollar  U.S. Dollar
________           __________        ______       ______       __________        ________         ______       ______
1996:                                                          2000:
 January           .661              7.728        N.A.          January          .619             7.780        1.030
 February          .653              7.731        N.A.          February         .633             7.783        1.037
 March             .655              7.734        N.A.          March            .628             7.787        1.047
 April             .664              7.735        N.A.          April            .645             7.789        1.096
 May               .645              7.736        N.A.          May              .666             7.792        1.066
 June              .644              7.741        N.A.          June             .661             7.796        1.050
 July              .642              7.735        N.A.          July             .667             7.799        1.079
 August            .639              7.733        N.A.          August           .691             7.799        1.126
 September         .639              7.733        N.A.          September        .678             7.796        1.132
 October           .615              7.732        N.A.          October          .698             7.797        1.178
 November          .595              7.732        N.A.          November         .702             7.799        1.145
 December          .583              7.735        N.A.          December         .670             7.800        1.060
1997:                                                          2001:
 January           .624              7.750        N.A.          January          .683             7.799        1.067
 February          .614              7.744        N.A.          February         .692             7.800        1.082
 March             .611              7.749        N.A.          March            .706             7.800        1.140
 April             .616              7.746        N.A.          April            .699             7.799        1.127
 May               .610              7.748        N.A.          May              .705             7.800        1.182
 June              .600              7.747        N.A.          June             .707             7.800        1.178
 July              .609              7.742        N.A.          July             .702             7.800        1.141
 August            .622              7.750        N.A.          August           .688             7.800        1.096
 September         .619              7.738        N.A.          September        .678             7.800        1.097
 October           .598              7.731        N.A.          October          .688             7.800        1.110
 November          .592              7.730        N.A.          November         .702             7.800        1.116
 December          .607              7.749        N.A.          December         .687             7.798        1.124
1998:                                                          2002:
 January           .613              7.735        N.A.          January          .709             7.799        1.164
 February          .609              7.743        N.A.          February         .706             7.799        1.150
 March             .598              7.749        N.A.          March            .701             7.800        1.147
 April             .598              7.747        N.A.          April            .686             7.799        1.110
 May               .613              7.749        N.A.          May              .687             7.800        1.070
 June              .600              7.748        N.A.          June             .652             7.799        1.009
 July              .613              7.748        N.A.          July             .640             7.800        1.023
 August            .595              7.749        N.A.          August           .645             7.800        1.018
 September         .589              7.749        N.A.          September        .638             7.800        1.014
 October           .596              7.747        N.A.          October          .639             7.800        .990
 November          .607              7.743        N.A.          November         .642             7.799        .994
 December          .602              7.746        N.A.          December         .621             7.799        .953
1999:                                                          2003:
 January           .608              7.748        .880          January          .607             7.800        .929
 February          .624              7.748        .907          February         .634             7.799        .927
 March             .621              7.750        .929          March            .632             7.799        .916
 April             .621              7.750        .946          April            .626             7.799        .894
 May               .624              7.755        .960          May              .611             7.799        .849
 June              .634              7.758        .966          June             .605             7.798        .869
 July              .617              7.762        .934          July
 August            .623              7.765        .947          August
 September         .607              7.768        .936          September
 October           .608              7.768        .948          October
 November          .626              7.767        .991          November
 December          .618              7.774        .994          December

Source: Bloomberg L.P.

The Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, since these markets are volatile and are constantly changing, depending on the activity at any particular time of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies, and since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not be indicative of the amount in United States dollars the Trusts would receive had the Trustee sold any particular currency in the market. The foreign exchange transactions of the Trusts will be conducted by the Trustee with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. Although foreign exchange dealers trade on a net basis, they do realize a profit based upon the difference between the price at which they are willing to buy a particular currency (bid price) and the price at which they are willing to sell the currency (offer price).

Litigation

Tobacco Industry. Certain of the issuers of Securities in certain Trusts may be involved in the manufacture, distribution and sale of tobacco products. Pending litigation proceedings against such issuers in the United States and abroad cover a wide range of matters including product liability and consumer protection. Damages claimed in such litigation alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, labor unions and similar entities seeking reimbursement for health care expenditures, aggregate many billions of dollars.

In November 1998, four of the largest tobacco companies in the U.S. entered into the Tobacco Master Settlement Agreement ("MSA") with 46 states to settle state lawsuits to recover costs associated with treating smoking-related illnesses. According to the MSA, the tobacco industry is projected to pay the settling states in excess of $200 billion over the next 25 years. Four states settled their tobacco cases separately from the MSA.

In March 2001, five states initiated court proceedings to stop R.J. Reynolds Tobacco Company ("R.J. Reynolds") from violating provisions of the MSA. The lawsuits, filed in state courts of Arizona, California, New York, Ohio and Washington, seek enforcement of restrictions on marketing, advertising and promotional activities that R.J. Reynolds agreed to under the terms of the MSA. In June 2002, a California court ruled that R.J. Reynolds unlawfully placed cigarette ads in magazines with a large percentage of readers aged 12-17, in violation of the MSA. As a result, R.J. Reynolds was ordered to pay $20 million in sanctions plus attorneys' fees and costs. An Arizona court also found R.J. Reynolds had violated the MSA.

On March 21, 2003, an Illinois trial court awarded $10.1 billion to plaintiffs in a class action lawsuit against Altria Group Inc.'s Phillip Morris USA division ("Phillip Morris"). As a result, Phillip Morris has been ordered to post a $12 billion bond, the amount of the award plus interest, while the verdict is being appealed. The bond amount that Phillip Morris will actually be forced to post is in dispute. Phillip Morris officials have stated that if the amount of the bond is not lowered it may put the company at risk for filing for bankruptcy protection. In addition, because Phillip Morris accounts for more than half of the annual tobacco-settlement payments to the states under the 1998 MSA, such payments could be in jeopardy. The large amount of the award and bond requirement has also had a negative affect on the company's debt ratings.

Additional pending and future litigation and/or legislation could adversely affect the value, operating revenues, financial position and sustainability of tobacco companies. The Sponsor is unable to predict the outcome of litigation pending against tobacco companies or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. These and other possible developments may have a significant impact upon both the price of such Securities and the value of Units of Trusts containing such Securities.

Concentrations


Capital Goods. An investment in Units of the Global Target 15 Portfolio and the Target 25 Portfolio should be made with an understanding of the characteristics of the problems and risks such an investment may entail.
The profitability of companies engaged in the capital goods industry will be affected by various factors including the general state of the economy, intense competition, domestic and international politics, excess capacity and spending trends.


The Internet may also influence the capital goods market. Customers' desire for better pricing and convenience, as well as manufacturers' desire to boost profitability by finding new avenues of sales growth and productivity gains, may drive many capital goods manufacturers to invest heavily in Internet hardware and software. Because the Internet allows manufacturers to take orders directly from customers, thus eliminating the middlemen from both supply chains and distributors, capital goods makers may no longer need traditional third-party outfits to distribute their products. In addition, the Internet may also allow capital goods manufacturers to cut inventory levels, by enabling customers to tailor their orders to their specific needs.

Capital goods companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in consumer demand and the need for modernization. Agricultural equipment businesses may be influenced by fluctuations in farm income, farm commodity prices, government subsidies and weather conditions. The number of housing starts, levels of public and non-residential construction including weakening demand for new office and retail space, and overall construction spending may adversely affect construction equipment manufacturers, while overproduction, consolidation and weakening global economies may lead to deteriorating sales for truck makers.

Communications. An investment in Units of The Dow(sm) Target 5 Portfolio and The S&P Target 10 Portfolio should be made with an understanding of the problems and risks inherent in the communications sector in general. The market for high-technology communications products and services is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products and services. An unexpected change in one or more of the technologies affecting an issue's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

The communications industry is subject to governmental regulation. However, as market forces develop, the government will continue to deregulate the communications industry, promoting vigorous economic competition and resulting in the rapid development of new communications technologies. The products and services of communications companies may be subject to rapid obsolescence. These factors could affect the value of the Trusts' Units. For example, while telephone companies in the United States are subject to both state and federal regulations affecting permitted rates of returns and the kinds of services that may be offered, the prohibition against phone companies delivering video services has been lifted. This creates competition between phone companies and cable operators and encourages phone companies to modernize their communications infrastructure. Certain types of companies represented in the Trust's portfolio are engaged in fierce competition for a share of the market for their products. As a result, competitive pressures are intense and the stocks are subject to rapid price volatility.

Many communications companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology.

Companies involved in the communications sector are currently in the midst of an industry-wide slowdown. Inability to secure additional customers, decreases in sales of network infrastructure, decreases in purchases from existing customers, overcapacity and oversupply in the industry, saturation of several key markets and weak subscriber growth have all contributed to the current industry weakness. Local phone markets have been pressured by a weak economy and by a shift to wireless phones and the Internet. In addition, sales of luxury items like second phone lines and high-speed Internet access have slowed, while pricing pressure and competition have intensified. To meet increasing competition, companies may have to commit substantial capital, particularly in the formulation of new products and services using new technology. As a result, many companies have been compelled to cut costs by reducing their workforce, outsourcing, consolidating and/or closing existing facilities and divesting low selling product lines.

Several recent high profile bankruptcies have called attention to the potentially unstable financial condition of communications companies. These bankruptcies have resulted at least in part from declines in revenues, increases in company debt and difficulties obtaining necessary capital. Certain companies involved in the industry have also faced scrutiny for overstating financial reports and the subsequent turnover of high ranking company officials.


Consumer Products. An investment in the DART 10 Portfolio, the Target 25 Portfolio, the Value Line(R) Target 25 Portfolio and the Target VIP Conservative Equity Portfolio should be made with an understanding of the problems and risks inherent in an investment in the consumer products industry in general. These include the cyclicality of revenues and earnings, changing consumer demands, regulatory restrictions, product liability litigation and other litigation resulting from accidents, extensive competition (including that of low-cost foreign competition), unfunded pension fund liabilities and employee and retiree benefit costs and financial deterioration resulting from leveraged buy-outs, takeovers or acquisitions. In general, expenditures on consumer products will be affected by the economic health of consumers. A weak economy with its consequent effect on consumer spending would have an adverse effect on consumer products companies. Other factors of particular relevance to the profitability of the industry are the effects of increasing environmental regulation on packaging and on waste disposal, the continuing need to conform with foreign regulations governing packaging and the environment, the outcome of trade negotiations and the effect on foreign subsidies and tariffs, foreign exchange rates, the price of oil and its effect on energy costs, inventory cutbacks by retailers, transportation and distribution costs, health concerns relating to the consumption of certain products, the effect of demographics on consumer demand, the availability and cost of raw materials and the ongoing need to develop new products and to improve productivity.


Technology Companies. The Nasdaq(R) Target 15 Portfolio and the Target Small-Cap Portfolio are also considered to be concentrated in common stocks of technology companies. Technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking/communications equipment, internet access/information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse effect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. The adoption of any such laws could have a material adverse impact on the Securities in the Trust.

Like many areas of technology, the semiconductor business environment is highly competitive, notoriously cyclical and subject to rapid and often unanticipated change. Recent industry downturns have resulted, in part, from weak pricing, persistent overcapacity, slowdown in Asian demand and a shift in retail personal computer sales toward the low end, or "sub- $1,000" segment. Industry growth is dependent upon several factors, including: the rate of global economic expansion; demand for products such as personal computers and networking and communications equipment; excess productive capacity and the resultant effect on pricing; and the rate of growth in the market for low-priced personal computers.

Portfolios

       The Dow(sm) DART 5 Strategy Stocks, 3rd Quarter 2003 Series


AT&T Corp., headquartered in New York, New York, provides voice, data and video telecommunications services; regional, domestic, international and local communication transmission services; cellular telephone and other wireless services; and billing, directory and calling card services.

Altria Group, Inc., headquartered in New York, New York, is the parent company of Kraft Foods, Philip Morris USA, Philip Morris International and Philip Morris Capital Corporation. The company is the world's largest producer and marketer of consumer packaged goods. Its brand names include "Marlboro," "Oreo," "Kraft," "Maxwell House" and "Nabisco."

Eastman Kodak Company, headquartered in Rochester, New York, develops, makes and sells consumer and commercial photographic imaging products. The company's products include films, photographic papers and chemicals, cameras, projectors, processing equipment, audiovisual equipment, copiers, microfilm products, applications software, printers and other equipment.

International Paper Company, headquartered in Stamford, Connecticut, manufactures printing and writing paper, pulp, tissue, paperboard, packaging and wood products. The company also manufactures nonwoven papers, specialty chemicals, specialty panels and laminated products. The company sells its products primarily in the United States, Europe and the Pacific Rim.

SBC Communications Inc., headquartered in San Antonio, Texas, provides landline and wireless telecommunications services and equipment, directory advertising, publishing and cable television services.


      The Dow(sm) DART 10 Strategy Stocks, 3rd Quarter 2003 Series


AT&T Corp., headquartered in New York, New York, provides voice, data and video telecommunications services; regional, domestic, international and local communication transmission services; cellular telephone and other wireless services; and billing, directory and calling card services.

Altria Group, Inc., headquartered in New York, New York, is the parent company of Kraft Foods, Philip Morris USA, Philip Morris International and Philip Morris Capital Corporation. The company is the world's largest producer and marketer of consumer packaged goods. Its brand names include "Marlboro," "Oreo," "Kraft," "Maxwell House" and "Nabisco."

E.I. du Pont de Nemours and Company, headquartered in Wilmington, Delaware, is a global science and technology company with operations in high-performance materials, specialty chemicals, pharmaceuticals and biotechnology.

Eastman Kodak Company, headquartered in Rochester, New York, develops, makes and sells consumer and commercial photographic imaging products. The company's products include films, photographic papers and chemicals, cameras, projectors, processing equipment, audiovisual equipment, copiers, microfilm products, applications software, printers and other equipment.

General Motors Corporation, headquartered in Detroit, Michigan, manufactures and sells cars and trucks worldwide under trademarks including "Chevrolet," "Oldsmobile," "Pontiac," "Buick," "Saturn," "Cadillac" and "GMC Trucks."

International Paper Company, headquartered in Stamford, Connecticut, manufactures printing and writing paper, pulp, tissue, paperboard, packaging and wood products. The company also manufactures nonwoven papers, specialty chemicals, specialty panels and laminated products. The company sells its products primarily in the United States, Europe and the Pacific Rim.

Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells pharmaceuticals, personal healthcare products, medical and surgical equipment, and contact lenses.

Merck & Co., Inc., headquartered in Whitehouse Station, New Jersey, is a leading pharmaceutical concern that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.

J.P. Morgan Chase & Co., headquartered in New York, New York, conducts business in two broad spheres of activity: global financial services under the "JPMorgan" name, and commercial retail banking under the "Chase" name.

SBC Communications Inc., headquartered in San Antonio, Texas, provides landline and wireless telecommunications services and equipment, directory advertising, publishing and cable television services.

      The Dow(sm) Target 5 Strategy Stocks, 3rd Quarter 2003 Series


AT&T Corp., headquartered in New York, New York, provides voice, data and video telecommunications services; regional, domestic, international and local communication transmission services; cellular telephone and other wireless services; and billing, directory and calling card services.

Eastman Kodak Company, headquartered in Rochester, New York, develops, makes and sells consumer and commercial photographic imaging products. The company's products include films, photographic papers and chemicals, cameras, projectors, processing equipment, audiovisual equipment, copiers, microfilm products, applications software, printers and other equipment.

Honeywell International Inc., headquartered in Morristown, New Jersey, makes products for the textiles, construction, plastics, electronics, automotive, chemicals, housing, telecommunications, utilities, packaging, military and commercial aviation industries, and for the space program.

J.P. Morgan Chase & Co., headquartered in New York, New York, conducts business in two broad spheres of activity: global financial services under the "JPMorgan" name, and commercial retail banking under the "Chase" name.

SBC Communications Inc., headquartered in San Antonio, Texas, provides landline and wireless telecommunications services and equipment, directory advertising, publishing and cable television services.


       European Target 20 Strategy Stocks, 3rd Quarter 2003 Series


ABN AMRO Holding N.V., headquartered in Amsterdam, the Netherlands, provides full-service banking operations both in the Netherlands and worldwide.

Aviva Plc, headquartered in London, England, is a leading insurance firm throughout Europe, offering both life and general insurance. The company's life and savings segments focus on life insurance, pensions, unit trusts and other investment products while its general insurance segment includes home, auto and fire coverage. Financial services include investment management, stock brokerage and trustee services. The company operates in more than 50 countries worldwide.

Barclays Plc, headquartered in London, England, provides investment and commercial banking, insurance, financial and related services. The company's subsidiary, Barclays Bank, Plc, operates branches throughout the United Kingdom and over 60 countries.

Bayer AG, headquartered in Leverkusen, Germany, manufactures industrial chemicals and polymers, as well as human and animal healthcare products, pharmaceuticals and agricultural crop protection agents. The company markets its products to the automotive, electronic, medical, construction, farming, textile, utility and printing industries worldwide.

British American Tobacco Plc, headquartered in London, England, is the holding company for an international tobacco group. The group has an active business presence in approximately 180 countries around the world. Brand names include "State Express 555," "Lucky Strike," "Kent" and "Benson & Hedges."

DaimlerChrysler AG, headquartered in Stuttgart, Germany, designs, manufactures, assembles and sells cars and trucks under the names
"Mercedes-Benz," "Chrysler," "Plymouth," "Jeep" and "Dodge";
manufactures commercial vehicles; provides related financial services; and has aerospace operations.

Electrabel S.A., headquartered in Brussels, Belgium, is the #1 power producer in Belgium, generating 92% of that country's electricity. Through partnerships with municipalities, the company serves electricity customers, natural gas customers, water customers and cable TV customers in Belgium.

Enel SpA, headquartered in Rome, Italy, generates, transmits and distributes electricity throughout Italy. The company's subsidiaries also provide fixed-line and mobile telephone services, install public lighting systems, and operate real estate, telecommunications and Internet service provider businesses.

Eni SpA, headquartered in Rome, Italy, operates in the oil and natural gas, petrochemicals, and oil field services industries. The company is currently also expanding into power generation.

Fortis, headquartered in Brussels, Belgium, is engaged in banking, insurance, and investment services. The company's insurance arm offers life and non-life insurance such as health, auto and fire lines. The company's banking services include retail, corporate and private banking; asset management; investment banking; and other financial services under its "Fortis Bank" and "MeesPierson" corporate names.

HSBC Holdings Plc, headquartered in London, England, is one of the largest banking and financial services organizations in the world. The company provides a comprehensive range of banking and related financial services in more than 80 countries and territories.

ING Groep N.V., headquartered in Amsterdam, the Netherlands, offers a comprehensive range of financial services worldwide, including life and non-life insurance, commercial and investment banking, asset management and related products.

KBC Bankverzekeringsholding, headquartered in Brussels, Belgium, provides banking and insurance services. The company offers mortgage and consumer loans; project financing, lease financing and factoring; life, health, commercial automobile, liability, industrial accident, and occupational insurance; and manages investment funds.

Lloyds TSB Group Plc, headquartered in London, England, through subsidiaries and associated companies, offers a wide range of banking and financial services throughout the United Kingdom and a number of other countries.

National Grid Transco Plc, headquartered in London, England, owns, operates and develops electricity and gas networks. The company's electricity transmission and gas distribution networks are located throughout the United Kingdom and the northeastern section of the United States. The company also owns liquefied natural gas storage facilities in England and provides infrastructure services to the mobile telecommunications industry.

Nordea AB, headquartered in Stockholm, Sweden, is the holding company for the MeritaNordbanken Group. The company creates and markets financial products and services for individuals, companies and institutions, and the public sector. The company services the Scandinavian countries and the Baltic Sea region.

Prudential Plc, headquartered in London, England, provides a wide assortment of insurance and investment products internationally. The company's insurance lines cover home and motor, life, accident and health, property and casualty insurance. Investment and financial services include group and individual pensions, personal equity plans, mortgages and deposit accounts.

Standard Chartered Plc, headquartered in London, England, is an international banking group. The company operates primarily in Asia, Africa, Latin America and the Middle East. Products and services encompass the personal, consumer, corporate, institutional and treasury markets.

Statoil ASA, headquartered in Stavanger, Norway, is the largest integrated oil and gas company in Scandinavia, producing oil and gas from the Norwegian Continental Shelf and other regions.

Suez S.A., headquartered in Paris, France, constructs and operates water treatment plants, sells water treatment products, distributes electricity and gas, and collects, treats and recycles waste. In addition, the company offers cable television and Internet access services. The company provides services globally.


        Global Target 15 Strategy Stocks, 3rd Quarter 2003 Series

Dow Jones Industrial Average(sm) Companies
__________________________________________


AT&T Corp., headquartered in New York, New York, provides voice, data and video telecommunications services; regional, domestic, international and local communication transmission services; cellular telephone and other wireless services; and billing, directory and calling card services.

Eastman Kodak Company, headquartered in Rochester, New York, develops, makes and sells consumer and commercial photographic imaging products. The company's products include films, photographic papers and chemicals, cameras, projectors, processing equipment, audiovisual equipment, copiers, microfilm products, applications software, printers and other equipment.

Honeywell International Inc., headquartered in Morristown, New Jersey, makes products for the textiles, construction, plastics, electronics, automotive, chemicals, housing, telecommunications, utilities, packaging, military and commercial aviation industries, and for the space program.

J.P. Morgan Chase & Co., headquartered in New York, New York, conducts business in two broad spheres of activity: global financial services under the "JPMorgan" name, and commercial retail banking under the "Chase" name.

SBC Communications Inc., headquartered in San Antonio, Texas, provides landline and wireless telecommunications services and equipment, directory advertising, publishing and cable television services.


Financial Times Industrial Ordinary Share Index Companies
_________________________________________________________


BAE SYSTEMS Plc, headquartered in Farnborough, England, manufactures products for the military defense sector, in addition to the civil aircraft market. The company's military products include aircraft, submarines and assorted ships, electronics, sensors and assorted ammunition and weapons systems. Their civil aircraft operations include the manufacture of planes and jet wings, and various engineering services.

EMI Group Plc, headquartered in London, England, is a music recording and publishing company. The company owns more than 70 music companies and the rights to more than one million songs spanning a variety of music.

GKN Plc, headquartered in Worcestershire, England, is a world leader in the production of automotive driveline systems and transmission and engine components. The company also owns Meineke Discount Muffler.

Imperial Chemical Industries Plc, headquartered in London, England, produces specialty products such as food additives, paints, and industrial chemicals on six continents.

Reuters Group Plc, headquartered in London, England, is one of the world's top providers of news and financial information. It culls data from approximately 240 exchanges and over-the-counter markets, as well as from contributing subscribers, and distributes it through various products to users worldwide. The company also provides news to online, broadcast and print media.


Hang Seng Index Companies
_________________________


CITIC Pacific Limited, headquartered in Hong Kong, China, is a subsidiary of China's state-owned China International Trust & Investment (CITIC). The company invests in infrastructure (aviation, civil engineering projects, power generation, telecommunications), property (including a portion of Lantau Island, the proposed site of Disney's Hong Kong theme park), and trading and distribution firms.

Cathay Pacific Airways Limited, headquartered in Hong Kong, China, operates scheduled airline services. The company also provides airline catering, aircraft handling and engineering services.

Hang Lung Properties Limited, headquartered in Hong Kong, China, a subsidiary of Hang Lung Group Limited, is a property investment company. The company's principal activities are property investment and investment holding and, through its subsidiaries, property investment for rental income, car park management and property management.

MTR Corporation Limited, headquartered in Hong Kong, China, operates Hong Kong's mass transit railway system. The company also develops and sells residential and commercial properties near its stations, invests in shopping centers, and provides wireless telecommunications, advertising and property management services.

Shanghai Industrial Holdings Limited, headquartered in Hong Kong, China, is the public arm of Shanghai Industrial Investment, the investment division of the Shanghai municipal government. Through its subsidiaries, the company manufactures and sells cigarettes, medicine and health foods, packaging materials, printed products, commercial vehicles, and automobile components and spare parts.


    The Nasdaq(R) Target 15 Strategy Stocks, 3rd Quarter 2003 Series


Adobe Systems Incorporated, headquartered in San Jose, California, develops, markets and supports computer software products and technologies that enable users to express and use information across all print and electronic media.

Apollo Group, Inc. (Class A), headquartered in Phoenix, Arizona, through subsidiaries, offers higher education programs and services for working adults at over 100 campuses and learning centers in the United States, Puerto Rico and London, England. The company offers accredited degree programs, certificate programs and customized training.

Check Point Software Technologies Ltd., headquartered in Ramat-Gan, Israel, develops, sells and supports secure enterprise networking solutions. The company's integrated architecture includes network security ("FireWall-1," "VPN-1," "Open Security Manager" and "Provider-1"), traffic control (?FloodGate-1" and "ConnectControl") and Internet protocol address management ("Meta IP").

Citrix Systems, Inc., headquartered in Fort Lauderdale, Florida, supplies multi-user application server products that enable the effective and efficient enterprise-wide deployment of applications that are designed for Windows operating systems. The company's product lines include "WinFrame" and "MetaFrame."

Dollar Tree Stores, Inc., headquartered in Chesapeake, Virginia, operates discount variety stores throughout the United States which offer merchandise at the $1 price point, including housewares, toys, seasonal goods, gifts, food, stationery, health and beauty aids, books, party goods, hardware and other consumer items.

eBay Inc., headquartered in San Jose, California, operates an online person-to-person trading community on the Internet, bringing together buyers and sellers in an auction format to trade personal items such as antiques, coins, collectibles, computers, memorabilia, stamps and toys.

Electronic Arts Inc., headquartered in Redwood City, California, creates, markets, and distributes interactive entertainment software for a variety of hardware platforms.

Genzyme Corporation (General Division), headquartered in Cambridge, Massachusetts, develops and markets specialty therapeutic, surgical and diagnostic products, pharmaceuticals and genetic diagnostic services. The company also develops, makes and markets biological products for the treatment of cartilage damage, severe burns, chronic skin ulcers and neurodegenerative diseases.

NVIDIA Corporation, headquartered in Santa Clara, California, designs, develops and markets graphics processors and related software for personal computers and digital entertainment platforms.

Nextel Communications, Inc. (Class A), headquartered in Reston,
Virginia, with subsidiaries, provides a wide array of digital and analog wireless communications services throughout the United States. The company markets its products under the "Nextel" brand name.

Oracle Corporation, headquartered in Redwood Shores, California, designs, develops, markets and supports computer software products with a wide variety of uses, including database management, application development, business intelligence and business applications.

PACCAR Inc., headquartered in Bellevue, Washington, makes light-, medium-
 and heavy-duty trucks and related aftermarket parts; and provides financing and leasing services to customers and dealers. In addition, the company sells general automotive parts and accessories through retail outlets.

QLogic Corporation, headquartered in Aliso Viejo, California, designs and supplies semiconductor products that provide interface connections between computer systems and their attached data storage peripherals such as hard disk drives, tape drives and subsystems.

Teva Pharmaceutical Industries Ltd. (ADR), headquartered in Petah Tikva, Israel, is a fully integrated global pharmaceutical company producing drugs in all major therapeutic categories.

Yahoo! Inc., headquartered in Sunnyvale, California, is a global
Internet media company that offers a family of branded on-line media properties, including "YAHOO!" The company's Web site enables users to locate and access information and services through hypertext links from a hierarchical, subject-based directory of Web sites.


       The S&P Target 10 Strategy Stocks, 3rd Quarter 2003 Series


AT&T Wireless Services Inc., headquartered in Redmond, Washington, is one of the largest wireless service providers in the United States. The company is a provider of wireless voice and data services using time division multiple access (TDMA), analog and cellular digital packet data
(CDPD) technologies.

Countrywide Financial Corporation, headquartered in Calabasas,
California, is a holding company that originates, purchases, sells and services mortgage loans through its principal subsidiary, Countrywide Home Loans, Inc.

The Gap, Inc., headquartered in San Francisco, California, operates specialty retail stores in the United States, Canada, France, Germany, Japan and the United Kingdom. The company's stores sell casual apparel, shoes and other accessories for men, women and children under a variety of brand names, including "Gap," "GapKids," "babyGap," "Banana Republic" and "Old Navy."

Halliburton Company, headquartered in Dallas, Texas, provides a variety of services, equipment, maintenance, engineering and construction to energy, industrial and governmental customers.

Hewlett-Packard Company, headquartered in Palo Alto, California, designs, makes and services equipment and systems for measurement, computation and communications including computer systems, personal computers, printers, calculators, electronic test equipment, medical electronic equipment, electronic components and instrumentation for chemical analysis.

PACCAR Inc., headquartered in Bellevue, Washington, makes light-, medium-
 and heavy-duty trucks and related aftermarket parts; and provides financing and leasing services to customers and dealers. In addition, the company sells general automotive parts and accessories through retail outlets.

Qwest Communications International Inc., headquartered in Denver,
Colorado, provides broadband Internet-based data, voice and image communications for businesses and consumers. The company also constructs and installs fiber optic systems for other communications providers and its own use.

Sprint Corporation (FON Group), headquartered in Westwood, Kansas, provides domestic and international long distance and local exchange telecommunications services; engages in the wholesale distribution of telecommunications products; and publishes and markets white page and yellow page telephone directories.

Tyco International Ltd., headquartered in Hamilton, Bermuda, through its subsidiaries, manufactures, designs, and sells electronic components, undersea cable, disposable medical supplies, fire suppression and detection equipment, security systems and flow control products.

Xerox Corporation, headquartered in Stamford, Connecticut, is a global company engaged in developing, manufacturing, marketing, servicing and financing a complete range of document equipment, software, solutions and services.

       The S&P Target 24 Strategy Stocks, 3rd Quarter 2003 Series


3M Company, headquartered in St. Paul, Minnesota, manufactures industrial, electronic, health, consumer and information-imaging products for distribution worldwide. The company's products include adhesives, abrasives, laser imagers and "Scotch" brand products.

ALLTEL Corporation, headquartered in Little Rock, Arkansas, an information technology company, provides wireline and wireless communications and information services, including local, long distance, network access and Internet services, and information processing services.

Altria Group, Inc., headquartered in New York, New York, is the parent company of Kraft Foods, Philip Morris USA, Philip Morris International and Philip Morris Capital Corporation. The company is the world's largest producer and marketer of consumer packaged goods. Its brand names include "Marlboro," "Oreo," "Kraft," "Maxwell House" and "Nabisco."

Anheuser-Busch Companies, Inc., headquartered in St. Louis, Missouri, produces and distributes beer under brand names such as "Budweiser," "Busch" and "Michelob." The company also manufactures metal beverage containers, recycles metal and glass beverage containers, and operates rice milling and barley seed processing plants. The company also owns and operates theme parks.

Apollo Group, Inc. (Class A), headquartered in Phoenix, Arizona, through subsidiaries, offers higher education programs and services for working adults at over 100 campuses and learning centers in the United States, Puerto Rico and London, England. The company offers accredited degree programs, certificate programs and customized training.

C.R. Bard, Inc., headquartered in Murray Hill, New Jersey, develops, manufactures and markets healthcare products, including vascular, urological and oncological diagnosis and intervention products, sold worldwide to hospitals, healthcare professionals, and extended care and alternate site facilities.

Becton, Dickinson and Company, headquartered in Franklin Lakes, New Jersey, manufactures and sells medical supplies, medical devices and diagnostic systems. The company's products are used by both healthcare professionals and the general public and are marketed globally.

Burlington Resources Inc., headquartered in Houston, Texas, is a holding company engaged, through its subsidiaries, in the exploration, development, production and marketing of crude oil and natural gas.

CenturyTel, Inc., headquartered in Monroe, Louisiana, is a regional diversified communications company engaged primarily in providing local exchange telephone services and wireless telephone communications services.

Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small to medium businesses worldwide.

Citrix Systems, Inc., headquartered in Fort Lauderdale, Florida, supplies multi-user application server products that enable the effective and efficient enterprise-wide deployment of applications that are designed for Windows operating systems. The company's product lines include "WinFrame" and "MetaFrame."

Colgate-Palmolive Company, headquartered in New York, New York, is an international consumer products company. The company's products include toothpaste, toothbrushes, shampoos, deodorants, bar and liquid soaps, dishwashing liquid and laundry products, among others. The company's brand names include "Ajax," "Colgate," "Fab," "Mennen," "Palmolive," "Prescription Diet," "Protex," "Science Diet" and "Soupline/Suavitel."

Exxon Mobil Corporation, headquartered in Irving, Texas, explores for, produces, transports and sells crude oil and natural gas petroleum products. The company also explores for and mines coal and other minerals properties; makes and sells petrochemicals; and owns interests in electrical power generation facilities.

Federated Investors, Inc. (Class B), headquartered in Pittsburgh,
Pennsylvania, and its subsidiaries sponsor, market and provide investment advisory, distribution and administrative services primarily to mutual funds. The company also provides services to corporations, employee benefit plans and others.

Guidant Corporation, headquartered in Indianapolis, Indiana, is a leading provider of medical devices for use in cardiac rhythm management, vascular intervention and other forms of minimally invasive surgery; and implantable pacemaker systems used in the treatment of slow or irregular arrhythmias. The company develops and markets a broad range of products used to treat cardiovascular and vascular disease.

H&R Block, Inc., headquartered in Kansas City, Missouri, is a holding company whose subsidiaries provide tax-related services, investment services through broker/dealers, mortgage services, personal productivity software, accounting, and consulting services to business clients.

International Game Technology, headquartered in Reno, Nevada, is an operator and manufacturer of computerized casino gaming products and proprietary gaming systems.

KB HOME, headquartered in Los Angeles, California, is a builder of single-family homes, with domestic operations in six western states and international operations in France.

Marsh & McLennan Companies, Inc., headquartered in New York, New York, through subsidiaries and affiliates, provides insurance and reinsurance services worldwide as broker, agent or consultant for clients; and designs, distributes and administers a wide range of insurance and financial products and services. The company also provides consulting, securities investment advisory and management services.

Nextel Communications, Inc. (Class A), headquartered in Reston,
Virginia, with subsidiaries, provides a wide array of digital and analog wireless communications services throughout the United States. The company markets its products under the "Nextel" brand name.

North Fork Bancorporation, Inc., headquartered in Melville, New York, is the holding company of North Fork Bank and Superior Savings of New England. The company operates a full-service retail and commercial banking business through numerous branch locations in New York and also provides broker-dealer services to financial institutions, individual investors and traders.

Occidental Petroleum Corporation, headquartered in Los Angeles,
California, is a multinational organization whose principal business segments are oil and gas exploration, production and marketing and chemicals production and marketing.

RadioShack Corporation, headquartered in Fort Worth, Texas, is engaged in the retailing of consumer electronics, computer, wireless communication and satellite systems through company-owned stores and dealer/franchise outlets.

Waters Corporation, headquartered in Milford, Massachusetts, makes, distributes and provides high performance liquid chromatography ("HPLC") instruments, chromatography columns and other consumables, and related service.


           Target 25 Strategy Stocks, 3rd Quarter 2003 Series


Avery Dennison Corporation, headquartered in Pasadena, California, manufactures pressure-sensitive materials and specialty adhesives for labels, product identification and control systems, as well as office products and accessories.

ConocoPhillips, headquartered in Bartlesville, Oklahoma, explores for and produces crude oil and natural gas worldwide, markets refined products and manufactures chemicals. The company's chemicals segment manufactures and markets petrochemicals and plastics on a worldwide basis.

Crompton Corporation, headquartered in Middlebury, Connecticut, is engaged in the sale and manufacture of specialty chemicals and polymer processing equipment controls.

Delphi Corporation, headquartered in Troy, Michigan, is a global supplier of vehicle electronics, transportation components, integrated systems and modules and other electronic technology.

Electronic Data Systems Corporation, headquartered in Plano, Texas, offers a full range of information technology services to enterprises, government entities and individuals worldwide. Services include management consulting; systems development, integration and management; and process management.

Emerson Electric Co., headquartered in St. Louis, Missouri, designs, makes and sells electrical, electromechanical and electronic products and systems, including process control, industrial automation, electronics, appliance components and electric motors. The company sells its products worldwide.

Harsco Corporation, headquartered in Camp Hill, Pennsylvania, is a services and engineered products company engaged in three industry segments: mill services, access services and gas and fluid control.

Kellogg Company, headquartered in Battle Creek, Michigan, is the world's leading producer of ready-to-eat cereal products, and has expanded its operations to include other grain-based convenience food products, such as "Pop-Tarts," "Eggo," "Nutri-Grain," and "Rice Krispies Treats." The company also markets "Keebler" food products, as well as other private label convenience food products.

Lennox International Inc., headquartered in Richardson, Texas, designs, manufactures and markets a broad range of products for the heating, ventilation, air conditioning and refrigeration markets.

Mandalay Resort Group, headquartered in Las Vegas, Nevada, is a hotel-casino operator that operates properties in Nevada, Illinois, Michigan and Mississippi. Some of its properties include "Mandalay Bay," "Circus Circus," "Luxor" and "Excalibur" in Las Vegas.

Maytag Corporation, headquartered in Newton, Iowa, manufactures, distributes and services a broad line of home appliances. The company also manufactures bottle and can vending equipment and glass front merchandisers.

Newell Rubbermaid Inc., headquartered in Alpharetta, Georgia, is a global manufacturer and full-service marketer of name-brand consumer products serving volume purchasers, including discount stores and warehouse clubs, home centers and hardware stores, and office superstores and contract stationers.

Occidental Petroleum Corporation, headquartered in Los Angeles,
California, is a multinational organization whose principal business segments are oil and gas exploration, production and marketing and chemicals production and marketing.

J.C. Penney Company, Inc., headquartered in Plano, Texas, a holding company, is a retailer operating through its two wholly-owned subsidiaries, J.C. Penney Corp., the 100 year-old department store chain, catalog and Internet business; and Eckerd Corp., a retail drugstore chain.

Pitney Bowes Inc., headquartered in Stamford, Connecticut, is a provider of global, integrated mail and document management solutions for organizations of all sizes.

Quebecor World Inc., headquartered in Montreal, Quebec, Canada, is a diversified global commercial printing company and a commercial print media services company.

Rayonier Inc., headquartered in Jacksonville, Florida, is a forest products company primarily engaged in the trading, merchandising and manufacturing of logs, timber and wood products, and in the production and sale of high-value-added specialty pulps.

Russ Berrie and Company, Inc., headquartered in Oakland, New Jersey, designs, manufactures, through third parties, and markets a wide variety of gift products to retail stores throughout the United States and other countries worldwide.

Sears, Roebuck and Co., headquartered in Hoffman Estates, Illinois, is a multi-line retailer that provides a wide array of merchandise and services through retail, service, credit, corporate and international segments.

Starwood Hotels & Resorts Worldwide, Inc., headquartered in White Plains, New York, is one of the largest hotel companies in the world. The company's hotel and leisure segment represents a worldwide network of owned, leased and consolidated joint venture hotels and vacation ownership resorts operated primarily under proprietary brand names including "Sheraton," "Westin," "St. Regis," "The Luxury Collection," "Four Points" and "W."

Temple-Inland Inc., headquartered in Austin, Texas, through its subsidiaries, conducts operations in three groups: Paper, Building Products and Financial Services.

The Timken Company, headquartered in Canton, Ohio, is a global manufacturer of highly engineered bearings, alloy and specialty steel and related components.

Unocal Corporation, headquartered in El Segundo, California, is the holding company for Union Oil Company of CA, a fully-integrated global energy resources company engaged in natural gas and crude oil production.

V. F. Corporation, headquartered in Greensboro, North Carolina, is a holding company whose subsidiaries design, manufacture and market branded jeanswear, intimate apparel, knitwear, children's playwear and other apparel.

Weyerhaeuser Company, headquartered in Federal Way, Washington, is principally engaged in the growing and harvesting of timber and the manufacture, distribution and sale of forest products, real estate development and construction and other real estate-related activities.


        Target Small-Cap Strategy Stocks, 3rd Quarter 2003 Series


ANSYS, Inc., headquartered in Canonsburg, Pennsylvania, develops, markets and supports software solutions for design analysis and optimization in order to accelerate product time to market, improve engineering processes and optimize product quality and safety.

Advanced Neuromodulation Systems, Inc., headquartered in Plano, Texas, designs, develops, manufactures and markets advanced implantable neuromodulation devices that deliver electrical current or drugs directly to targeted areas of the body to manage chronic pain.

Alliance Gaming Corporation, headquartered in Las Vegas, Nevada, is a diversified, worldwide gaming company that designs, manufactures and distributes gaming machines and computerized monitoring systems for gaming machines.

American Home Mortgage Holdings, Inc., headquartered in Melville, New York, is an independent retail mortgage banking company engaged in the business of originating, selling and servicing residential mortgage loans.

Comstock Resources, Inc., headquartered in Frisco, Texas, is engaged in the acquisition, production and exploration of oil and natural gas properties in Texas, Louisiana and the Gulf of Mexico.

The Cooper Companies, Inc., headquartered in Pleasanton, California, provides proprietary products and services in two areas: specialty contact lenses; and diagnostic and surgical instruments for women's health care. Major brand names include "Hydrasoft," "Preference," "Vantage," "Permaflex" and "Cooper Clear."

Corrections Corporation of America, headquartered in Nashville,
Tennessee, specializes in owning, operating and managing prisons and other correctional facilities, and providing inmate residential and prisoner transportation services for governmental agencies.

Cyberonics, Inc., headquartered in Houston, Texas, designs, develops and markets medical devices. The company's devices are used for the treatment of epilepsy and other debilitating neurological and psychiatric disorders, as well as other diseases. The company's NCP System is approved for sale in the United States, Europe, Canada and other markets.

Dionex Corporation, headquartered in Sunnyvale, California, designs, manufactures, markets and services analytical instrumentation and related accessories and chemicals.

ESCO Technologies Inc., headquartered in St. Louis, Missouri, is a producer of engineered products and systems for industrial and commercial applications sold to customers worldwide.

Enzo Biochem, Inc., headquartered in Farmingdale, New York, develops, manufactures and markets healthcare products based on molecular biology and genetic engineering techniques. The company also provides medical diagnostic services to the medical community.

eSPEED, Inc. (Class A), headquartered in New York, New York, operates global interactive electronic marketplaces that enable the trading of financial instruments and other products instantaneously, more effectively and at lower cost than traditional trading methods.

FLIR Systems, Inc., headquartered in Portland, Oregon, designs, manufactures and markets thermal imaging and stabilized airborne camera systems for a wide variety of applications in the commercial, industrial and government markets.

Guitar Center, Inc., headquartered in Westlake Village, California, is a musical instruments retailer that operates "Guitar Center" and "American Music" stores.

Immucor, Inc., headquartered in Norcross, Georgia, develops, manufactures and sells a complete line of reagents and automated systems used primarily by hospitals, clinical laboratories and blood banks to detect and identify properties in the human blood.

K-Swiss Inc. (Class A), headquartered in Westlake Village, California, designs, develops and markets a growing array of athletic footwear for high performance sports use, fitness activities and casual wear.

Kensey Nash Corporation, headquartered in Exton, Pennsylvania, designs, develops, manufactures and processes biomaterials products for the orthopedics, cardiology, drug/biologics delivery, dental and wound care markets.

Kronos Incorporated, headquartered in Chelmsford, Massachusetts, develops, manufactures and markets frontline labor management systems that enhance productivity in the workplace by capturing, measuring and delivering information about the employee's times and activities.

LandAmerica Financial Group, Inc., headquartered in Richmond, Virginia, is the holding company for Commonwealth Land Title Insurance Company, Lawyers Title Insurance Corporation and Transnation Title Insurance Company. The company issues title insurance policies and provides other real estate-related services for both residential and commercial customers in the United States, Canada, Mexico and the Caribbean.

LookSmart, Ltd., headquartered in San Francisco, California, is a global Internet search infrastructure company.

Macrovision Corporation, headquartered in Santa Clara, California, develops and markets technologies to prevent the illicit duplication, reception or use of video and audio programs and computer software. The company provides its products and services primarily to the home video, pay-per-view, cable, satellite, video security and consumer multimedia software markets.

Magma Design Automation, Inc., headquartered in Cupertino, California, designs and implements software for chip designers.

Maverick Tube Corporation, headquartered in Chesterfield, Missouri, is a producer of tubular steel products used in energy and industrial applications.

Neoware Systems, Inc., headquartered in King of Prussia, Pennsylvania, designs, manufactures and markets Windows-based terminals and thin client computers.

OMI Corporation, headquartered in Stamford, Connecticut, operates as a bulk shipping company which provides seaborne transportation services, primarily of crude oil and petroleum products, in the international shipping market. The company's client base includes major independent and state-owned oil companies, oil traders and government entities.

Odyssey Healthcare, Inc., headquartered in Dallas, Texas, is a provider of hospice care in the United States.

Patina Oil & Gas Corporation, headquartered in Denver, Colorado, is an independent energy company engaged in the acquisition, development, exploitation and production of oil and gas properties located primarily in the Wattenberg Field of Colorado.

Rollins, Inc., headquartered in Atlanta, Georgia, provides pest and termite control services to residential and commercial customers through the wholly-owned Orkin Exterminating Company, Inc.

SERENA Software, Inc., headquartered in Burlingame, California, is a provider of software change management products and services used to manage and control software change for organizations whose business operations are dependent on managing information technology.

Sharper Image Corporation, headquartered in San Francisco, California, creates and sells original gifts and entertaining products through "The Sharper Image" stores, monthly mail-order catalogs, and other marketing channels throughout the United States. The company also has stores and catalog operations internationally through licensees.

Shuffle Master, Inc., headquartered in Las Vegas, Nevada, develops, manufactures and markets automatic card shuffling equipment, table games and video/slot machine game software for the gaming industry.

Stewart Information Services Corporation, headquartered in Houston, Texas, is principally engaged in the issuance of title insurance on homes and other real property through locations in all 50 states, Washington, D.C. and several foreign countries.

Synaptics Incorporated, headquartered in San Jose, California, is a developer of custom-designed user interface solutions that enable people to interact with a variety of mobile computing and communications devices.

Thoratec Corporation, headquartered in Pleasanton, California, is engaged in the research, development, manufacture and marketing of medical devices used in circulatory support and vascular graft applications. In addition, the company also supplies whole blood coagulation test equipment.

The Toro Company, headquartered in Bloomington, Minnesota, designs, manufactures and markets professional turf maintenance equipment, irrigation systems, landscaping equipment, agricultural irrigation systems and residential yard products.

Trimble Navigation Limited, headquartered in Sunnyvale, California, develops, manufactures, and distributes products enabled by Global Positioning System (GPS), optical, laser and wireless communications technology.

Tuesday Morning Corporation, headquartered in Addison, Texas, is a closeout retailer of upscale home furnishings, gifts and related items in the United States.

United Natural Foods, Inc., headquartered in Dayville, Connecticut, is an independent national distributor of natural foods and related products, serving natural products retailers, super natural chains and conventional supermarkets in the United States.

WSFS Financial Corporation, headquartered in Wilmington, Delaware, provides financial services through its subsidiary Wilmington Savings Fund Society, FSB. Services are delivered through a network of offices in Delaware and Pennsylvania.

Wilson Greatbatch Technologies, Inc., headquartered in Clarence, New York, is a developer and manufacturer of batteries, capacitors, feedthroughs, enclosures and other components used in implantable medical devices.


    Value Line(R) Target 25 Strategy Stocks, 3rd Quarter 2003 Series


AdvancePCS, headquartered in Irving, Texas, provides pharmacy benefit management and health benefit management services to health plan sponsors.

American Healthways, Inc., headquartered in Nashville, Tennessee, provides specialized, comprehensive care enhancement services to health plans and hospitals, with an emphasis on diabetes, cardiac disease and respiratory disease.

Apollo Group, Inc. (Class A), headquartered in Phoenix, Arizona, through subsidiaries, offers higher education programs and services for working adults at over 100 campuses and learning centers in the United States, Puerto Rico and London, England. The company offers accredited degree programs, certificate programs and customized training.

Applebee's International, Inc., headquartered in Overland Park, Kansas, develops, franchises and operates casual dining restaurants in 49 states and eight international countries under the "Applebee's Neighborhood Grill and Bar" name.

Bio-Rad Laboratories, Inc. (Class A), headquartered in Hercules, California, manufactures and supplies the life science research, analytical chemistry and healthcare markets with a broad range of products and systems used to separate complex chemical and biological materials, and to identify, analyze and purify their components.

Biosite Incorporated, headquartered in San Diego, California, is a research-based diagnostics company dedicated to the discovery and development of novel protein-based tests that improve a physician's ability to diagnose disease.

Career Education Corporation, headquartered in Hoffman Estates,
Illinois, is a provider of private, for-profit postsecondary education, with campuses throughout the United States, Canada, the United Kingdom and the United Arab Emirates.

Centex Corporation, headquartered in Dallas, Texas, is a multi-industry company which operates in six principal business segments: Home
Building, Investment Real Estate, Financial Services, Construction Products, Contracting and Construction Services, and Home Services.

CheckFree Corp., headquartered in Norcross, Georgia, provides electronic processing and institutional portfolio management services, as well as financial application software, for financial institutions and businesses.

Coach, Inc., headquartered in New York, New York, designs, produces and markets leather goods and accessories. Products include handbags, business cases, luggage and travel accessories. The company markets its products internationally.

FactSet Research Systems Inc., headquartered in Greenwich, Connecticut, is a provider of online integrated database services to the global financial community.

GTECH Holdings Corporation, headquartered in West Greenwich, Rhode Island, provides online lottery services and products to governmental lottery authorities and governmental licensees worldwide.

Hovnanian Enterprises, Inc. (Class A), headquartered in Red Bank, New Jersey, designs, constructs and markets multi-family attached condominium apartments and townhouses, and single family detached homes in planned residential developments.

Hutchinson Technology Incorporated, headquartered in Hutchinson, Minnesota, develops, makes and sells precision suspension assemblies for computer rigid disk drives. Suspension assemblies hold the recording heads in position above the spinning magnetic disks in the drive and are critical to maintaining the necessary microscopic clearance between the head and disk.

INAMED Corporation, headquartered in Santa Barbara, California, is a global surgical and medical device company engaged in the development, manufacturing and marketing of products for the plastic and reconstructive, aesthetic medicine and obesity markets.

K-Swiss Inc. (Class A), headquartered in Westlake Village, California, designs, develops and markets a growing array of athletic footwear for high performance sports use, fitness activities and casual wear.

M.D.C. Holdings, Inc., headquartered in Denver, Colorado, builds and sells single-family homes in Colorado, Arizona, California, Maryland, Nevada and Virginia. The company also originates mortgage loans primarily for its home buyers.

NVR, Inc., headquartered in McLean, Virginia, is a holding company that currently operates, through its subsidiaries, in two business segments: the construction and marketing of homes and mortgage banking.

Nextel Communications, Inc. (Class A), headquartered in Reston,
Virginia, with subsidiaries, provides a wide array of digital and analog wireless communications services throughout the United States. The company markets its products under the "Nextel" brand name.

Pacific Sunwear of California, Inc., headquartered in Anaheim,
California, sells everyday casual apparel, footwear and accessories through mall-based stores in 43 states. The company's customers are primarily young men aged 12 to 24, as well as young women of the same age, who generally prefer a casual look.

PacifiCare Health Systems, Inc., headquartered in Cypress, California, offers managed care and other health insurance products to employer groups and Medicare beneficiaries in eight western states and Guam.

The Ryland Group, Inc., headquartered in Calabasas, California, and subsidiaries consist of two business segments: homebuilding and financial services.

St. Jude Medical, Inc., headquartered in St. Paul, Minnesota, develops, manufactures and distributes cardiovascular related medical devices for the global market. The company's product line and services include heart valves, cardiac rhythm management systems, specialty catheters and other cardiovascular devices.

UTStarcom, Inc., headquartered in Alameda, California, provides communications equipment for service providers that operate wireless and wireline networks in rapidly growing communications markets.

Western Digital Corporation, headquartered in Lake Forest, California, designs, develops, manufactures and markets a range of hard drives for the desktop PC market, the high-end hard drive market and for the emerging market for hard drives specifically designed for audio-visual applications.


We have obtained the foregoing company descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     First  Trust  Portfolios,  L.P. is  covered  by  a  Brokers'
     Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of
     Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits


                               S-1
                           SIGNATURES

     The Registrant, FT 733, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; and FT 438; and FT 556 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 733, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on June 30, 2003.

                              FT 733

                              By FIRST TRUST PORTFOLIOS, L.P.
                                        Depositor




                              By  Robert M. Porcellino
                                  Senior Vice President

                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                 DATE

David J. Allen             Director           )
                           of The Charger     )
                           Corporation, the   ) June 30, 2003
                           General Partner of )
                           First Trust        )
                           Portfolios, L.P.   )

Judith M. Van Kampen       Director           )
                           of The Charger     ) Robert M. Porcellino
                           Corporation, the   ) Attorney-in-Fact**
                           General Partner of )
                           First Trust        )
                           Portfolios, L.P.   )

Karla M. Van Kampen-Pierre Director           )
                           of The Charger     )
                           Corporation, the   )
                           General Partner of )
                           First Trust        )
                           Portfolios, L.P.   )

David G. Wisen             Director           )
                           of The Charger     )
                           Corporation, the   )
                           General Partner of )
                           First Trust        )
                           Portfolios, L.P.   )



       * The title of the person named herein represents his or her capacity in and relationship to First Trust
       Portfolios, L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of FT 597 (File No. 333-76518) and the same is hereby incorporated herein by this reference.

                               S-3
                 CONSENT OF INDEPENDENT AUDITORS

     We   consent  to  the  use  in  this  Amendment  No.  2   to
Registration Statement No. 333-105448 of FT 733 of our report dated June 30, 2003 appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the caption "Experts" in such Prospectus.



DELOITTE & TOUCHE LLP


Chicago, Illinois
June 30, 2003


                               S-4



                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, and 3.3 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.




                               S-5
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22). Effective June 27, 2002, Nike Securities L.P. changed its name to First Trust Portfolios, L.P.

1.1.1 Form of Trust Agreement for FT 733 among First Trust Portfolios, L.P., as Depositor, JPMorgan Chase Bank, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of First Trust Portfolios, L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3      Copy   of   Amended  and  Restated  Limited  Partnership
         Agreement of First Trust Portfolios, L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of The Charger Corporation, the general partner of First Trust Portfolios, L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios, L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-48055] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

                               S-6
2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-31176] filed on behalf of FT 415).

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Directors listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-
         76518] filed on behalf of FT 597.



                               S-7